   As filed with the Securities and Exchange Commission on August 5, 1996

                                              Registration No. 333-___________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    ---------------------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                    ---------------------------------------

                         Rofin-Sinar Technologies Inc.
             (Exact name of registrant as specified in its charter)
   Delaware                         3699                    To Be Applied For
(State or other         (Primary standard industrial        (I.R.S. employer
jurisdiction of          classification code number)      identification number)
incorporation
or organization)

                    ---------------------------------------
                         Rofin-Sinar Technologies Inc.
                               45701 Mast Street
                              Plymouth, MI  48170
                                 (313) 455-5400
   (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)
                    ---------------------------------------
                                  Derek Heins
                         Rofin-Sinar Technologies Inc.
                               45701 Mast Street
                              Plymouth, MI  48170
                                 (313) 455-5400
           (Name, address, including zip code, and telephone number,
         including area code, or agent for service for the registrant)
                    ---------------------------------------
                                   Copies to:
            FAITH D. GROSSNICKLE                          PATRICK KENADJIAN
            Shearman & Sterling                          Davis Polk & Wardwell
            599 Lexington Avenue                         450 Lexington Avenue
          New York, New York  10022                     New York, New York 10017
               (212) 848-4000                                (212) 450-4000
                    ---------------------------------------
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act
of 1933, check the following box.    [ ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.    [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.    [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.    [ ]

                               ____________________
                        CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                         Number of     Proposed Maximum   Proposed Maximum
  Title of Each Class of               Shares to be     Offering Price   Aggregate Offering     Amount of
Securities to be Registered           Registered/(1)/   Per Share/(2)/    Price/(1)//(2)/    Registration Fee
- -------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value.......     11,500,000          $10.00         $115,000,000           $39,656
============================================================================================================

(1) Includes 1,500,000 shares to cover over-allotments, if any, pursuant to an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

                    ---------------------------------------
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+Registration Statement relating to these securities has been filed with the + +Securities Exchange Commission. These securities may not be sold nor may + +offers to buy be accepted prior to the time the Registration Statement becomes+
+effective. This prospectus shall not constitute an offer to sell or the       +
+solicitation of any offer to buy nor shall there be any sale of these         +
+securities in any State in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such State.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

SUBJECT TO COMPLETION, DATED AUGUST 5, 1996


[Rofin-Sinar logo]


 10,000,000 Shares
 Common Stock


 Of the 10,000,000 shares of Common Stock, par value $0.01, offered hereby, [____] shares are being offered initially in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters (the "U.S. Underwriters") and [____] shares are being offered initially outside the United States and Canada (the "International Offering" and together with the U.S. Offering, the "Offerings") by the International Underwriters (together with the U.S. Underwriters, the "Underwriters"). See "Underwriting." All of the shares offered hereby are being sold by Rofin-Sinar Technologies Inc. ("Rofin-Sinar" or the "Company").

 Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between [____] and [____] per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

 The Company will use $___ million of the net proceeds of the Offerings to purchase its assets from Siemens Aktiengesellschaft ("Siemens") and its indirect wholly owned U.S. subsidiary, Siemens Power Corporation ("SPC"). The Company will retain $19.2 million of the net proceeds of the Offerings, together with any net proceeds received by the Company from the sale of shares pursuant to the Underwriters' over-allotment option, to use for general corporate purposes, including the repayment of $7 million of indebtedness owed to Siemens and Siemens Corporation, a wholly owned subsidiary of Siemens ("SC"), and future acquisitions, if any. Application will be made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "[RSTI]."

 For certain factors which should be considered by prospective investors, see "Risk Factors" commencing on page 7.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      Underwriting
                           Price      Discounts and     Proceeds to
                          to Public   Commissions(1)    Company(2)
 Per Share                $           $                 $
 Total(3)                 $           $                 $

 (1) The Underwriting Agreement (as defined herein) provides for indemnification of the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

 (2) Before deducting expenses of the Offerings payable by the Company estimated at $[____].

 (3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 1,500,000 shares of Common Stock solely to cover over-allotments. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company
      will be $       , $                     and $                 ,
      respectively.  See "Underwriting."

                              Global Coordinator

                           Deutsche Morgan Grenfell

 The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by counsel and certain other conditions. It is expected that delivery of the shares of Common Stock will be made in New York, New York against payment therefor on or
 about        , 1996.

 Deutsche Morgan Grenfell
                              Alex. Brown & Sons
                                 Incorporated
                                                                 Lehman Brothers

 The date of this Prospectus is ________, 1996.

                                [Product Photos]





                           -------------------------

      IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED,MAY BE DISCONTINUED AT ANY TIME.

- --------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY


          The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context otherwise requires, the terms "Company" or "Rofin-Sinar" mean Rofin-Sinar Technologies Inc. and its combined subsidiaries after giving effect to the restructuring described below under "Background of the Offerings" and "Certain Transactions -- Transfer Agreements." Unless otherwise indicated, the information in this Prospectus assumes that there will be no exercise of the Underwriters' over-allotment option. All references to "$" or "dollars" are to United States dollars.


                                  The Company

          Rofin-Sinar is a leader in the design, development, engineering, manufacture and marketing of laser products for cutting, welding and marking a wide range of industrial materials (collectively, "material processing applications"). Lasers are a non-contact technology for material processing which have several advantages that are desirable in industrial applications. The Company's lasers all deliver a high-quality beam at guaranteed power outputs and feature compact design, high processing speed, flexibility, low operating and maintenance costs and easy integration into the customer's production process. As a technological leader in both CO\\2\\ and Nd:YAG lasers, the Company is able to meet a broad range of its customers' material processing requirements. The Company believes it has a worldwide market share (based on sales volume) of approximately 20% for laser products used for cutting and welding applications and that it is among the largest suppliers of laser products used for marking applications in Europe and the Asia/Pacific region (other than Japan). Over 80% of the Company's sales in fiscal 1995 were made to existing customers. The Company has sold more than 4,000 laser sources since 1975 and currently has over 1,500 active customers (including multinational companies with multiple facilities purchasing from the Company). During the 1995 fiscal year and the first nine months of fiscal 1996, respectively, approximately 73% and 69% of the Company's revenues were from sales and servicing of laser products for cutting and welding applications and approximately 27% and 31% were from sales and servicing of laser products for marking applications.

          Through its global manufacturing, distribution and service network, the Company provides a comprehensive range of laser solutions to three principal target markets for material processing lasers: the Machine Tool, Automotive and Semiconductor & Electronics industries. The Company sells directly to industrial end-users, to original equipment manufacturers ("OEMs"), principally in the Machine Tool industry, who integrate Rofin-Sinar's laser sources with other system components and to distributors. Many of Rofin-Sinar's customers are among the largest global participants in their respective industries, and include Aerospatiale, ASM, BMW, Boeing, Bosch, Chrysler, Ford, General Motors, Mercedes-Benz, Philips, SGS Thomson, Siemens, Thyssen, TRW, Volkswagen and Volvo. During fiscal 1995 and the first nine months of fiscal 1996, 34% and 33% of the Company's sales were in North America, 52% and 46% were in Europe and 14% and 21% were in the Asia/Pacific region, respectively.

          In developing its laser solutions, the Company offers customers its expertise in: (i) product development and manufacturing (i.e., state-of-the-art product development and manufacturing services based on over 20 years of laser technology experience and applications know-how); (ii) application and process development (i.e., developing new laser-based applications for manufacturing customers and assisting them in successfully integrating lasers into their production processes); (iii) system engineering (i.e., advising customers on machine design, including tooling, automation and controls, for customers in need of "turn-key" solutions); and (iv) extensive after-sales support for its laser products (including technical support, field service, maintenance and training programs and rapid spare parts delivery).

      Competitive Advantages

          The Company attributes its strong market position and its long-standing customer relationships to several competitive advantages: (i) its technological leadership and product innovation; (ii) its sophisticated application development; (iii) its broad product range;
      (iv) its product quality; (v) its comprehensive customer service; (vi) and its global presence.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

      Business Strategy

          The Company's business strategy is to maximize shareholder value by
      (i) strengthening its position as a leading supplier to the global market for cutting and welding applications and (ii) capitalizing on its leadership position in cutting and welding, its strength in the European and Asian marking markets and its other significant competitive advantages to build its share of the U.S. market for marking applications. The Company believes that the major sources of its growth over the next three years will be the following:

          . Developing new laser products through technological innovation in response to evolving customer needs for increased output power, greater penetration and higher processing speeds.

          . Focusing on cross-selling to existing customers in target markets, in particular to the Machine Tool, Automotive and Semiconductor
             & Electronics industries.

          . Capitalizing on its global presence to attract new customers in the three principal geographic markets in which its customers operate (North America, Europe and the Asia/Pacific region).

          .  Offering customized solutions based on standard laser sources.

      Background of the Offerings

          Prior to the Offerings, the business of the Company was conducted by subsidiaries of Siemens, a company organized under the laws of the Federal Republic of Germany whose principal business is the design, development, manufacture and marketing of a wide range of electrical and electronics products and systems. Siemens originally acquired the laser businesses of Rofin-Sinar in 1987 to obtain access to laser technologies for application in a number of industrial areas. Since being acquired, however, the Company has pursued and developed broader goals and capabilities independent of Siemens. Siemens and the Company have concluded that Rofin-Sinar will have a better opportunity to achieve its full potential as an independent entity rather than as part of Siemens.

          Siemens has conducted the laser business through its directly and indirectly wholly owned subsidiaries Rofin Sinar Inc. ("RSI") and Rofin Sinar Laser GmbH ("RSL"), which in turn owns Rofin-Sinar France S.A., Rofin-Sinar Italiana S.r.l. (90.65% owned) and 51% of Rofin-Marubeni Laser Corporation (collectively, the "Rofin-Sinar Subsidiaries"). Prior to the Offerings, Rofin-Sinar Technologies Inc. was incorporated under the laws of Delaware to be a holding company for RSI and RSL upon completion of the Offerings as described below.

          The Company will use $___ million of the net proceeds of the Offerings (excluding any proceeds received from the exercise by the Underwriters of their over-allotment option) to purchase the stock of RSL from Siemens and the stock of RSI from SPC, a wholly owned subsidiary of SC. Because the purchase price for RSL and RSI is derived from the offering price of the shares of Common Stock of the Company being sold in the Offerings, it reflects the factors considered in determining such offering price. Such offering price was determined through discussions and negotiations among the Company, Siemens, SPC and the Underwriters. See "Risk Factors -- Proceeds of Offerings Payable to Siemens; Purchase Price and Terms of RSL and RSI Stock," "Certain Transactions -- Transfer Agreements" and "Underwriting."

          The Company maintains executive offices and manufacturing facilities at 45701 Mast Street, Plymouth, Michigan 48170, where its telephone number is (313) 455-5400. The principal executive offices of RSL and its manufacturing facilities for lasers for cutting and welding applications are located at Berzeliusstrasse 83, D-22113 Hamburg in the Federal Republic of Germany, where its telephone number is 49-40-733-630. RSL's manufacturing facilities for lasers for marking applications are located at Neufeldstrasse 16/ Gunding, D-85232 Bergkirchen in the Federal Republic of Germany, where its telephone number is 49-8131-7040.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                 THE OFFERINGS

      Common Stock Offered(1):
           U.S. Offering .................         [________] shares
           International Offering ........         [________] shares

      Total Offerings(1)..................         10,000,000 shares

      Common Stock Outstanding after the
       Offerings(1)(2) ...................         10,000,000 shares

      Use of Proceeds ....................         Assuming the Underwriters
                                                   do not exercise their
                                                   over-allotment option, $___
                                                   million of the net proceeds
                                                   of the Offerings will be
                                                   paid by the Company to
                                                   Siemens and SPC as
                                                   consideration for the
                                                   Company's acquisition of RSL
                                                   and RSI.  The Company will
                                                   retain $19.2 million of the
                                                   net proceeds, together with
                                                   any net proceeds received
                                                   by the Company from the
                                                   exercise of the
                                                   Underwriters' over-
                                                   allotment option, to use for
                                                   general corporate purposes,
                                                   including repayment of $7
                                                   million of indebtedness owed
                                                   to Siemens and SC and future
                                                   acquisitions, if any.   See
                                                   "Use of Proceeds."

      Proposed Nasdaq National Market
       Symbol ............................         "[RSTI]"

      Dividend Policy ....................         The Company intends to
                                                   retain its earnings to fund
                                                   development of its business
                                                   and does not anticipate
                                                   paying cash dividends in
                                                   the foreseeable future.
                                                   See "Dividend Policy."

      ____________
      (1) Assumes the Underwriters' over-allotment option for up to 1,500,000 shares of Common Stock is not exercised. See "Underwriting."

      (2) Excludes 400,000 shares issuable at the initial public offering price upon exercise of options to be granted to certain officers and key employees of the Company and 4,500 shares of restricted stock to be issued at the initial public offering price to non-employee directors of the Company pursuant to employee benefit plans at the time of the Offerings. Such options are exercisable, subject to vesting requirements, commencing on the first anniversary of the closing of the Offerings and such shares of restricted stock are transferable, subject to vesting and forfeiture requirements, commencing on ________, 199_. See "Management -- Equity Incentive Plan" and
          "-- Director Compensation."

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                     SUMMARY COMBINED FINANCIAL INFORMATION


           The Statement of Operations Data for each of the years in the three-year period ended September 30, 1995 and the Balance Sheet Data as of September 30, 1994 and 1995 set forth below have been derived from the Company's combined financial statements included elsewhere in this Prospectus, which have been audited by KPMG Peat Marwick LLP, the Company's independent auditors. Net sales for the fiscal years ended September 30, 1991 and 1992 and Balance Sheet Data as of September 30, 1993 are unaudited and have been derived from the Company's historical financial records. The Statement of Operations Data for the nine-month periods ended June 30, 1995 and 1996 and the Balance Sheet Data as of June 30, 1996 and September 30, 1993 are unaudited but, in the opinion of management, such information reflects all adjustments consisting of only normal recurring adjustments necessary for a fair presentation of the financial data for the interim periods. The results for the interim periods presented are not necessarily indicative of the results for a full year. These data should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations," the Company's Combined Financial Statements and other financial information appearing elsewhere in this Prospectus.



                                                                 Nine months
                               Years ended September 30,        ended June 30,
                             -----------------------------  --------------------
                               1993       1994      1995      1995       1996
                             ---------  --------  --------  --------  ----------
Statement of Operations             (in thousands, except per share data)
 Data:
Net sales(1)...............  $ 60,034   $69,217   $92,466   $65,460     $83,372
Cost of goods sold.........    47,745    46,993    57,162    40,475      51,466
Gross profit...............    12,289    22,224    35,304    24,985      31,906
Selling, general, and          21,951    17,059    20,673    14,534      15,221
 administrative expenses...
Research and development       10,276     6,834     6,719     5,903       5,850
 expenses..................
Income (loss) from            (19,938)   (1,669)    7,912     4,548      10,835
 operations................
Net interest expense.......     1,654     1,308     1,272       947         790
Income (loss) before          (21,386)   (3,116)    6,265     3,489      10,092
 income taxes..............
Income tax expense             (1,565)   (1,422)    3,052     1,725       4,354
 (benefit).................
Net income (loss)..........   (19,821)   (1,694)    3,213     1,764       5,738
Net income (loss) per
 common share..............    [____]     [___]     [___]     [___]       [___]
Shares used in computing
 loss) per
 common share(2)...........    [____]     [___]     [___]     [___]       [___]

Operating Data:
    As percentage of sales:
Gross profit...............      20.5%     32.1%     38.2%     38.2%       38.3%
Selling, general and             36.6      24.6      22.4      22.2        18.3
 administrative expenses...
Research and development         17.1       9.9       7.3       9.0         7.0
 expenses..................
Income (loss) from              (33.2)     (2.4)      8.6       6.9        13.0
 operations................
Income (loss) before            (35.6)     (4.5)      6.8       5.3        12.1
 income taxes..............

Other Data:
Depreciation and                2,803     2,527     2,364     1,773       1,830
 amortization..............
EBITDA(3)..................   (17,135)      858    10,276     6,321      12,665
Backlog....................    12,500    17,000    26,500    26,900      35,900
Sales per employee.........       135       184       227       166         188


                                   At September 30,               At June
                             ----------------------------     ---------------
                               1993      1994      1995            1996
                             --------   -------   -------       ---------
Balance Sheet Data:                            (in thousands)
Working capital(4).........  $  7,672   $ 4,927   $14,530         $18,137
Total assets...............    84,580    76,667    90,995         104,509
Line of credit and loans...    22,196    22,380    21,805          25,587
Stockholders' equity.......    35,837    30,583    39,673          40,954

(1) Net sales for the years ended September 30, 1991 and 1992 were $72,900 and $73,300, respectively.
(2) Net income (loss) per share has been calculated assuming that _____ shares were outstanding for all periods. Such shares represent the number of shares to be issued pursuant to the Offerings, the proceeds from which will be used to purchase the shares of RSL and RSI and to repay $7 million of indebtedness owed to Siemens and SC.
(3) EBITDA means earnings before interest, taxes, depreciation and amortization, minority interest and miscellaneous expenses. The Company believes that EBITDA is an important measure of its operating results. However, EBITDA should not be considered in isolation or as a substitute for net earnings and other statement of operations data prepared in accordance with generally accepted accounting principles, as a measure of the Company's profitability or liquidity.
(4) Working capital is defined as total current assets less total current liabilities.

- --------------------------------------------------------------------------------

                                  RISK FACTORS


           In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

      No Prior Operating History as a Stand-Alone Company

           Prior to the Offerings, the business of the Company has been conducted by subsidiaries of Siemens and SPC. Since the acquisition of Rofin-Sinar by Siemens in 1987, Rofin-Sinar's management has operated the Company's business with a substantial degree of autonomy from Siemens. Siemens has made available to the Company working capital financing (which at June 30, 1996 was $25.9 million) and certain other operational support such as participation in group insurance coverage. See "Management's Discussion and Analysis of Financial Condition and Results of
      Operations -- Liquidity and Capital Resources." Thus, there has been no financial history of the Company as an independent entity available for a potential investor to evaluate. In addition, following the Offerings, the Company will no longer benefit from such working capital financing that has in the past been made available by Siemens. As a result of certain administrative costs that it will have as an independent publicly held company, the Company expects initially to reflect approximately $700,000 per year of additional operating expenses in the aggregate. See "Certain Transactions." The Company's ability to operate successfully as a stand-alone publicly held company will require the Company to continue to improve and integrate the operational, management and financial systems and controls of its U.S. and European operations and to train, motivate and manage its employees effectively.

      Proceeds of Offerings Payable to Siemens; Purchase Price and Terms of RSL and RSI Stock

           The Company will use $___ million of the net proceeds of the Offerings (other than proceeds received by the Company from the sale of shares of Common Stock pursuant to the Underwriters' over-allotment option) to pay the purchase price for the purchase of the capital stock of RSL and RSI from Siemens and SPC, respectively. See "Use of Proceeds."

           Immediately prior to the closing of the Offerings, Siemens will, and will cause certain of its subsidiaries to, sell to the Company all of the outstanding capital stock of RSL and RSI for a purchase price of $__ million. Because the purchase price for RSL and RSI is based on the offering price of the shares of Common Stock of the Company being sold in the Offerings, it reflects the factors considered in determining such offering price. Such offering price was determined through discussions and negotiations among the Company, Siemens, SPC and the Underwriters. In the sale and transfer agreements relating to the purchase by the Company of RSL and RSI, neither Siemens nor SPC has made any representations, warranties or indemnities with respect to the Company's business. Accordingly, the Company will have no contractual recourse against Siemens or SPC, except with respect to income and certain other tax liabilities, for periods prior to the closing of the Offerings. See "Certain Transactions -- Transfer Agreements," "-- Tax Allocation and Indemnification Agreement" and "Underwriting."

      Industry Concentration and Cyclicality; Dependence on Sales by Third
      Parties

           The Company's business is significantly dependent on capital expenditures by manufacturers in the Machine Tool, Automotive and Semiconductor & Electronics industries. These industries are cyclical and have historically experienced periods of oversupply, resulting in significantly reduced demand for capital equipment, including the products manufactured and marketed by the Company. For the foreseeable future, the Company's operations will continue to be dependent on capital expenditures in these industries which, in turn, are largely dependent on the market demand for their products. The Company's net sales and results of operations may be materially adversely affected if downturns or slowdowns in the Machine Tool, Automotive and Semiconductor & Electronics industries occur in the future.

           The Company's net sales are dependent in part upon the ability of its OEM customers to develop and sell systems that incorporate the Company's laser products. Adverse economic conditions, large inventory positions, limited marketing resources and other factors affecting these OEM customers could have a substantial impact upon the Company's financial results. No assurances can be given that the Company's OEM customers will not experience financial or other difficulties that could adversely affect their operations and, in turn, the financial condition or results of operations of the Company.

      Variability and Uncertainty of Quarterly Operating Results

           The Company has experienced and expects to continue to experience some fluctuations in its quarterly results. The Company believes that fluctuations in quarterly results may cause the market price of its Common Stock to fluctuate, perhaps substantially. Factors which may have an influence on the Company's operating results in a particular quarter include the timing of the receipt of orders from major customers, product mix, competitive pricing pressures, the relative proportions of domestic and international sales, the Company's ability to design, manufacture and introduce new products on a cost-effective and timely basis, the delay between incurrence of expenses to further develop marketing and service capabilities and realization of benefits from such improved capabilities, and the introduction of new products by the Company and its competitors. In addition, the Company's backlog at any given time is not necessarily indicative of actual sales for any succeeding period. The Company's sales will often reflect orders shipped in the same quarter that they are received. Moreover, customers may cancel or reschedule shipments, and
      production difficulties could delay shipments.   Accordingly, the
      Company's results of operations are subject to significant variability from quarter to quarter. See "Business -- Order Backlog." The Company's sales of its laser marking systems may also result in substantial fluctuations in quarterly results. The Company typically builds its laser marking systems to customer order and, with respect to special order systems, can incur significant costs in advance of sales of such special order systems due to the long sales cycle associated with these systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations" and "Business -- The Company's Laser Products."

      Currency Risk

           Although the Company reports its results in U.S. dollars, approximately two-thirds of its sales are denominated in other currencies, including primarily German marks, as well as French francs, Italian lire and Japanese yen. Although a predominant portion of the Company's cost of goods sold, selling, general and administrative expenses and research development expenses are incurred in German marks, net sales and costs and related assets and liabilities are generally denominated in the functional currencies of the operations, thereby serving to reduce the Company's exposure to exchange gains and losses. Exchange differences upon translation from each operation's functional currency to U.S. dollars are accumulated as a separate component of equity. The currency translation adjustment component of shareholders' equity changed from a $169,000 debit at September 30, 1993 to a $1.5 million credit at September 30, 1994, from the $1.5 million credit at September 30, 1994 to a $5.4 million credit at September 30, 1995 and from the $5.4 million credit at September 30, 1995 to a $2.8 million credit at June 30, 1996. These changes arose primarily from the strengthening of the German mark against the U.S. dollar during the fiscal 1994-1995 period and the strengthening of the U.S. dollar against such foreign currencies in the first nine months of fiscal 1996, and reflect the fact that a high proportion of the Company's capital is invested in its German operations, whose functional currency is the German mark. The strengthening and weakening of the German mark and certain other functional currencies against the U.S. dollar has had the effect of increasing and decreasing (as applicable) reported net sales as well as cost of goods sold and selling, general and administrative expenses denominated in such foreign currencies when translated into U.S. dollars as compared to prior periods. See "Risk Factors -- Management's Discussion and Analysis of Financial Condition and Results of
      Operations -- Overview -- Currency Exchange Rates." Although historically the Company's subsidiaries have not paid dividends, a further area of currency exposure may in the future be represented by the payment of dividends, if any, by the Company's operating subsidiaries in their respective functional currencies.

           While the Company has not in the past engaged in hedging transactions, following the closing of the Offerings, it intends to implement a policy to hedge up to 50% of its net foreign currency exposure utilizing forward exchange contracts, forward exchange options and currency swap contracts. The Company also intends to continue to borrow in each operating subsidiary's functional currency to reduce exposure to exchange gains and losses. While the German mark has increased in value against the U.S. dollar in the period September 30, 1994 to September 30, 1995, this trend has in part reversed itself during the nine-month period ended June 30, 1996, and there can be no assurance that changes in currency exchange rates will not have a material adverse effect on the Company's business, financial condition and results of operations.

      Competition

           The laser industry is characterized by significant price competition. The Company's current and proposed laser products and laser marking products compete with those of several well-established companies, some of which are larger and have substantially greater financial, managerial and technical resources, more extensive distribution and service networks and larger installed customer bases than the Company. The Company believes that this competition will be particularly intense in the Nd:YAG solid state laser markets, as many companies have committed significant research and development resources to pursue opportunities in these markets. There can be no assurance that the Company will successfully differentiate its current and proposed products from the products of its competitors or that the marketplace will consider the Company's products to be superior to
      competing products.   With respect to the Company's laser marking
      products, because many of the components required to develop and produce a laser-based marking system are commercially available, barriers to entry into this market are relatively low, and the Company expects new competitive product entry in this market. To maintain its competitive position in this market, the Company believes that it will be required to continue a high level of investment in engineering, research and development, marketing and customer service and support. There can be no assurance that the Company will have sufficient resources to continue to make such investments, that the Company will be able to make the technological advances necessary to maintain its competitive position, or that its products will receive market acceptance. See "Business -- Competition."

      Risks Relating to Sales Growth in CO\\2\\ and Nd:YAG Lasers

            In recent years, the Company has experienced a period of rapid growth, attributable in large part to the demand for its laser marking products. If the Company is to maintain or increase the rate of growth of its laser sales in the near term, such sales will have to come through increases in market share for the Company's existing products, through the development of new products or through the Company's acquisition of its competitors or their products. To date, a substantial portion of the Company's revenue has been derived from sales of high-powered CO\\2\\ laser sources and, more recently, solid state flash lamp-pumped laser sources. The Company intends to devote substantial resources to increasing the output power of its diffusion-cooled CO\\2\\ Slab laser sources and to developing diode-pumped Nd:YAG solid state laser products in accordance with market demand. The Company is currently focused on reducing the manufacturing costs of its diffusion-cooled CO\\2\\ Slab lasers to achieve more attractive pricing. The Company's diode-pumped lasers, however, are in an early stage of development and are not expected
      to result in marketable products prior to 1998.   A large part of the
      Company's growth strategy depends upon being able to increase substantially its market share for laser marking products, particularly in the United States. If the Company is unable to implement its strategy of increasing its market share for laser marking products and of expanding its product range to include higher output power diffusion-cooled CO\\2\\ Slab lasers and diode-pumped Nd:YAG solid state lasers at attractive prices, it may not be able to achieve its anticipated rate of growth, as a result of which its business, operating results and financial condition could be adversely affected. No assurance can be given that the Company will successfully expand its marking products' market share, increase the output power of its diffusion-cooled CO\\2\\ Slab laser sources or develop diode-pumped Nd:YAG solid state laser products, or that any such products will achieve market acceptance or not be rendered obsolete or uncompetitive by products of other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Company Strategy" and "-- The Company's Laser Products."

           While there are currently no commitments with respect to any future acquisitions, the Company's business strategy includes the expansion of its products and services, which may be effected through acquisitions.
      The Company from time to time reviews various opportunities to acquire businesses, technologies or products complementary to the Company's present business. Although management expects to analyze any such opportunity carefully before committing the Company's resources, there can be no assurance that the Company will be able to integrate any acquired business effectively or that any acquisition will result in long-term benefits to the Company. See "Business -- Business Strategy."

      Dependence on Key Employees

           The future success of the Company is dependent, in part, on its ability to attract and retain certain key personnel. In particular, the Company's investment in high-power CO\\2\\ and Nd:YAG solid state laser products is dependent on a limited number of advanced research and development engineers, many of whom have several years of service with the Company. The Company may need to hire additional skilled personnel to commercialize these products and expand all areas of its business to continue to grow. While the Company believes that its salary and incentive compensation is competitive, there can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified employees in the future. See "Business -- Research and Development."

      Forward-Looking Statements

           This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including, among other things, the Company's growth strategies for its cutting and welding laser business and laser marking business. These statements are based on the Company's expectations and are currently subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under this "Risk Factors" section and elsewhere in this Prospectus.

      Conflicting Patents and Other Intellectual Property Rights of Third Parties; Potential Infringement Claims

           The Company from time to time receives notices from third parties alleging infringement of such parties' patent or other intellectual property rights by the Company's products. While such notices are common in the Company's industry and the Company has in the past been able to develop non-infringing technology or license necessary patents or technology on commercially reasonable terms, there can be no assurance that the Company would in the future prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of such alleged infringement, or that the Company would be able to develop any non-infringing technology or license any valid and infringed patents on commercially reasonable terms. In the event any third party made a valid claim against the Company or its customers and a license were not made available to the Company on commercially reasonable terms, the Company would be adversely affected.

           In July 1996, the Company received notice of an opposition filed by a competitor in the European Patent Office ("EPO") which challenges on a number of grounds one of the two third-party patents licensed by the Company covering certain aspects of its diffusion-cooled CO\\2\\ Slab laser. The U.S.-issued counterpart of this patent was previously the subject of a reexamination proceeding in the U.S. Patent and Trademark Office ("PTO") at the conclusion of which the patent was upheld. While the decision of the PTO is not binding on the EPO, based on the outcome of the U.S. reexamination proceeding and management's review of the arguments made in the notice of opposition, the Company believes that such notice of opposition is without substantial merit. The Company intends to defend the EPO opposition proceeding vigorously.

           In July 1996, the Company received a letter from a manufacturer of sealed-off, RF-excited CO\\2\\ lasers for military and commercial avionics applications offering a license of its U.S. patents covering such technology in exchange for a cross-license of the Company's CO\\2\\ Slab
      laser technology.   Based on its review of the patents held by such
      manufacturer, the Company does not believe that its products infringe such patents, and it intends to defend vigorously any infringement action which such party may commence against the Company.

           From time to time, the Company files notices of opposition to certain patents on laser technologies held by others, including academic institutions and competitors of the Company, which the Company believes could inhibit its ability to develop products in this area. In particular, the Company has a pending notice of opposition against a patent held by a competitor which it believes conflicts with a third-party patent licensed by the Company covering certain aspects of its diffusion-cooled CO\\2\\ Slab laser. No assurance can be given that the Company will be able to avoid an action by such competitor or others or not be forced to initiate its own actions to protect its proprietary position.

      Limited Protection of Intellectual Property

           The Company's future success depends in part upon its intellectual property, including trade secrets, know-how and continuing technological innovation. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. The Company currently holds 32 United States and foreign patents on its laser sources. There can be no assurance that other companies are not investigating or developing other technologies that are similar to the Company's, that any patents will issue from any application filed by the Company or that, if patents do issue, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights thereunder will provide a competitive advantage to the Company. See "Business -- Intellectual Property."

      Future Capital Requirements

           The Company is devoting substantial resources to the development of new products for the high-power CO\\2\\ and solid state laser markets and the semiconductor equipment market. Although the Company believes that the existing cash balances, cash flow from operations, available lines of credit, proceeds retained from the Offerings and any proceeds received by the Company from the exercise of the U.S. Underwriters' over-allotment option will be sufficient to meet its capital requirements at least through fiscal 1997, the Company may be required to seek additional equity or debt financing to compete in these markets. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on several factors, including demand for the Company's products and products under development and changes in the Company's three principal markets. There can be no assurance that such additional financing will be available when needed, or, if available, will be on satisfactory terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

      Holding Company Structure Risks

           The Company conducts all of its operations through subsidiaries. Accordingly, the primary internal source of the Company's cash is dividends and other distributions from its subsidiaries, as well as intercompany advances. Each of these subsidiaries (other than RSI) was formed under the laws of, and has its operations in, a country other than the United States, the jurisdiction of the Company's organization. The subsidiaries' ability to make distributions to the Company are subject to their having sufficient funds from their operations legally available for the payment thereof which are not needed to fund their operations, obligations or other business plans. The laws under which the Company's subsidiaries in France and Italy are organized provide generally that dividends may be declared out of yearly profits subject to the maintenance of registered capital and required reserves and after the recovery of accumulated losses. If the Company's subsidiaries are unable to make distributions to the Company, the Company's growth may be inhibited unless the Company is able to obtain additional debt or equity financing. The Company may not be able to obtain debt financing if it cannot compel its subsidiaries to make distributions to service the debt financing or obtain upstream guarantees from its subsidiaries with respect to such debt financing. Because the Company is a stockholder of each of its subsidiaries, the Company's claims as such will generally rank junior to all other creditors of and claimants against its subsidiaries. In the event of a subsidiary's liquidation, there may not be assets sufficient for the Company to recoup its investment therein.

      Risks Associated with International Operations

           The Company's products are currently marketed in approximately 25 countries, with Germany, the rest of Europe, the United States and the Asia/Pacific region being the Company's principal markets. Sales in the Company's principal markets are subject to risks inherent in international business activities, including, in particular, general economic conditions in each such country, overlap of differing tax structures, management of an organization spread over various jurisdictions, unexpected changes in regulatory requirements and compliance with a variety of foreign laws and regulations. Other general risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff and freight rates. The business and operations of the Company's principal subsidiary, RSL, are primarily subject to the changing economic and political conditions prevailing from time to time in Germany. Although productivity in Germany is generally high, labor costs, corporate taxes and employee benefit expenses are high and weekly working hours are shorter in Germany compared to the rest of the European Union, the United States and Japan.

      No Prior Public Market; Potential Volatility of Common Stock Price

           Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price of the Common Stock was negotiated between the Company and the Representatives of the Underwriters, and may not be indicative of the market price for the Common Stock after the offering. See "Underwriting" for information relating to the several factors used in determining the initial public offering price of the Common Stock. The Company believes that factors such as quarterly fluctuations in results of operations, announcements of new products, technologies or customers by the Company or its competitors and developments with respect to intellectual property, shortfalls in the Company's operations relative to analysts' expectations, and other matters may cause the market price of its Common Stock to fluctuate, perhaps substantially. In addition, in recent years, the stock market in general, and the shares of technology companies in particular, have experienced wide price fluctuations. These broad market and industry fluctuations, particularly in the Semiconductor & Electronics industry, may adversely affect the market price of the Company's Common Stock.

      Dilution

           Purchasers of the shares of Common Stock offered hereby will experience immediate dilution in the net tangible book value per share from the initial offering price. See "Dilution."

      Potential Anti-Takeover Effects of Delaware Law; Possible Issuances of Preferred Stock

           The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL") prohibiting publicly held Delaware corporations from engaging in business combinations with certain stockholders for a specified period of time without the approval of substantially all of its outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interests of the stockholders. The Company's Certificate of Incorporation and Bylaws contain provisions relating to the limitations of liability and indemnification of its directors and officers, dividing its Board of Directors into three classes of directors serving three-year terms and providing that its stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. Additionally, the Company's Board of Directors intends to adopt a stockholder rights plan prior to the closing of the Offerings and to issue rights under such plan to all purchasers of the Common Stock of the Company. In certain circumstances, the fact that certain corporate devices are in place which inhibit or discourage takeover attempts could reduce the market value of the Company's Common Stock. See "Description of Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation and By-Laws"; "-- Section 203 of the Delaware General Corporation Law"; and "-- Rights Agreement."

           The Board of Directors may issue shares of preferred stock without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Moreover, although the ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. The Company has no current plans to issue any shares of preferred stock. See "Description of Capital Stock -- Preferred Stock."


                                USE OF PROCEEDS


           The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $_____ ($___ if the Underwriters' overallotment option is exercised in full). Of such net proceeds received by the Company, $_____ will be paid to Siemens and SPC as consideration for the acquisition of all the outstanding stock of RSL and RSI. See "Prospectus Summary -- The Company -- Background of the Offerings" and "Certain Transactions."

           The remainder of the net proceeds of the Offerings ($19.2 million, together with any net proceeds received by the Company from the exercise of the Underwriters' over-allotment option) will be used for general corporate purposes, including repayment of $7 million of indebtedness owed to Siemens and SC and future acquisitions, if any. Pending such use, such proceeds will be used to reduce short-term indebtedness or invested in short-term investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" and "Certain Transactions."


                                DIVIDEND POLICY


           The Company currently intends to retain all of its net earnings after consummation of the Offerings to fund the development of its business and does not anticipate paying dividends in the foreseeable future. The declaration and payment of future dividends by the Company, if any, will be at the sole discretion of its Board of Directors, and will depend upon, among other things, the Company's profitability, financial condition, cash requirements, future prospects, general business conditions, the terms of any of the Company's debt agreements and other factors the Company's Board of Directors may in the future consider to be relevant.


                                    DILUTION


           At June 30, 1996, the net tangible book value per share of Common Stock, on a pro forma basis after giving effect to the use of the proceeds of the Offerings to purchase the stock of RSL and RSI from Siemens and SPC and assuming that 10,000,000 shares of Common Stock were issued and outstanding as of June 30, 1996, was $____ per share. "Net tangible book value per share" represents total tangible assets minus total liabilities divided by the total number of shares outstanding on that date. After giving effect to the sale of shares of Common Stock pursuant to the Offerings at the initial offering price of $___ per share and the receipt and application of the proceeds therefrom (net of underwriting discounts and commissions and estimated offering expenses) as set forth under "Use of Proceeds," net tangible book value per share at June 30, 1996 would have been $____, representing an immediate increase of $____ per share to SPC, the current sole stockholder of the Company, and an immediate dilution of $____ per share to new investors purchasing at the initial offering price. Dilution per share represents the difference between the amount per share paid by new investors purchasing shares of Common Stock in the Offerings and the net tangible book value per share of Common Stock immediately after completion of the Offerings. The following table illustrates such per share dilution:

Initial public offering price per share(1) .................           $
  Net tangible book value per share at
    June 30, 1996........................................... $
  Net increase in net tangible book value per share
    attributable to the Offerings...........................  --------
  Pro forma net tangible book value per share after
    the Offerings...........................................            --------
  Dilution per share to new investors in the
    Offerings(2)............................................           $
                                                                        ========

- ----------------
(1)   Before deduction of underwriting discounts.
(2) Dilution is determined by subtracting pro forma net tangible book value per share after the Offerings from the amount of cash paid by an investor for one share of Common Stock.

           The following table summarizes, on a pro forma basis as of June 30, 1996, the difference between (i) the number of shares of Common Stock which the existing stockholder acquired during the past five years or which it has a right to acquire within 60 days after the date of this Prospectus; (ii) the number of shares of Common Stock purchased from the Company by new investors in the Offerings; (iii) the total cash consideration paid by the existing stockholder and the new investors; and
      (iv) the average purchase price per share paid by the existing stockholder and the new investors (before deducting the underwriting discounts and commissions and expenses of the Offerings):



                             Shares Purchased      Total Consideration      Average
                           --------------------  -----------------------     Price
                            Number     Percent    Amount        Percent    Per Share
                           --------   ---------  --------      ---------   ---------
Existing stockholder .....                       $                    %    $
New stockholders .........  ------     -------   --------       ------
     Total................                     % $               100.0%
                            ======     =======   ========        =====

                                 CAPITALIZATION


           The following table sets forth the short-term debt and capitalization of the Company (i) as of June 30, 1996, and (ii) as adjusted to reflect the Offerings and the use of the net proceeds to repay $7 million of indebtedness owed to Siemens and SPC. See "Use of Proceeds." The information in the table below is qualified in its entirety by, and should be read in conjunction with, the Company's Combined Financial Statements included elsewhere in this Prospectus.

                                                    June 30, 1996
                                                ---------------------
                                                 Actual   As Adjusted
                                                --------  -----------
                                                   (in thousands)

Advances from Parent..........................   $ 7,000    $    0

Short-term debt (including lines of credit
 and bank loans)..............................    25,587
                                                 =======    ======

Long-term debt................................   $     0    $    0

Stockholders' equity:

 Parent's capital.............................    38,177         0

 Preferred Stock, par value $0.01 per share,
     5 million shares authorized; no shares
     issued or outstanding....................        --        --

 Common Stock, par value $0.01 per share,
     30 million shares authorized; no shares
     issued and outstanding as of June 30,
     1996; and 10 million shares issued and
     outstanding, as adjusted.................        --       100

 Paid-in capital..............................         0

 Cumulative foreign currency
     translation adjustment...................     2,777     2,777
                                                 -------    ------
       Total stockholders' equity.............    40,954
                                                 -------    ------
            Total capitalization..............   $73,541    $
                                                 =======    ======

                    SELECTED COMBINED FINANCIAL INFORMATION
                               AND OPERATING DATA

           The Statement of Operations Data for each of the years in the three-year period ended September 30, 1995 and the Balance Sheet Data as of September 30, 1994 and 1995 set forth below have been derived from the Company's combined financial statements included elsewhere in this Prospectus which have been audited by KPMG Peat Marwick LLP, the Company's independent auditors. Net sales for the fiscal years ended September 30, 1991 and 1992 and Balance Sheet Data as of September 30, 1993 are unaudited and have been derived from the Company's historical financial records. The Statement of Operations Data for the nine-month periods ended June 30, 1995 and 1996 and the Balance Sheet Data as of June 30, 1996 and September 30, 1993 are unaudited but, in the opinion of management, such information reflects all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the financial data for the interim periods. The results for the interim periods presented are not necessarily indicative of the results for the full year. These data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Combined Financial Statements and other financial information appearing elsewhere in this Prospectus.

                                                                  Nine months
                                Years ended September 30,        ended June 30,
                             -------------------------------  ------------------
                               1993       1994       1995       1995      1996
                             ---------  ---------  ---------  --------  --------
Statement of Operations                   (in thousands, except per
 Data:                                           share data)
Net sales(1)...............  $ 60,034    $69,217    $92,466   $65,460   $83,372
Cost of goods sold.........    47,745     46,993     57,162    40,475    51,466
Gross profit...............    12,289     22,224     35,304    24,985    31,906
Selling, general, and          21,951     17,059     20,673    14,534    15,221
 administrative expenses...
Research and development       10,276      6,834      6,719     5,903     5,850
 expenses..................
Income (loss) from            (19,938)    (1,669)     7,912     4,548    10,835
 operations................
Net interest expense.......     1,654      1,308      1,272       947       790
Income (loss) before          (21,386)    (3,116)     6,265     3,489    10,092
 income taxes..............
Income tax expense             (1,565)    (1,422)     3,052     1,725     4,354
 (benefit).................
Net income (loss)..........   (19,821)    (1,694)     3,213     1,764     5,738
Net income (loss) per          [_____]    [_____]    [_____]   [_____]   [_____]
 common share..............
Shares used in computing       [_____]    [_____]    [_____]   [_____]   [_____]
 net income
   (loss) per shares(2)....

Operating Data:
    As percentage of sales:
Gross profit...............      20.5%      32.1%      38.2%     38.2%     38.3%
Selling, general and             36.6       24.6       22.4      22.2      18.3
 administrative expenses...
Research and development         17.1        9.9        7.3       9.0       7.0
 expenses..................
Income (loss) from              (33.2)      (2.4)       8.6       6.9      13.0
 operations................
Income (loss) before            (35.6)      (4.5)       6.8       5.3      12.1
 income taxes..............

Other Data:
Depreciation and                2,803      2,527      2,364     1,773     1,830
 amortization..............
EBITDA(3)..................   (17,135)       858     10,276     6,321    12,665
Backlog....................    12,500     17,000     26,500    26,900    35,900
Sales per employee.........       135        184        227       166       188

                                    At September 30,                 At June 30,
                             ------------------------------          -----------
                               1993       1994       1995                1996
                             --------    -------    -------             -------
Balance Sheet Data:                              (in thousands)
Working capital(4).........  $  7,672    $ 4,927    $14,530             $18,137
Total assets...............    84,580     76,667     90,995             104,509
Line of credit and loans...    22,196     22,380     21,805              25,587
Stockholders' equity.......    35,837     30,583     39,673              40,954

- -----------------

(1) Net sales for the years ended September 30, 1991 and 1992 were $72,900 and $73,300, respectively.
(2) Net income (loss) per share has been calculated assuming that shares were outstanding for all periods. Such shares represent the number of shares to be issued pursuant to the Offerings, the proceeds from which will be used to purchase the shares of RSL and RSI and to repay $7 million of indebtedness owed to Siemens and SC.
(3) EBITDA means earnings before interest, taxes, depreciation and amortization, minority interest and miscellaneous expenses. The
    Company believes that EBITDA is an important measure of its operating results. However, EBITDA should not be considered in isolation or as a substitute for net earnings and other statement of operations data prepared in accordance with generally accepted accounting principles, as a measure of the Company's profitability or liquidity.
(4) Working capital is defined as total current assets less total current liabilities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


           The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Company's Combined Financial Statements thereto included elsewhere in this Prospectus.

      Overview

           Rofin-Sinar is a leader in the design, development, engineering, manufacture and marketing of laser-based products used for cutting, welding and marking a wide range of industrial materials. During the 1995 fiscal year and the first nine months of fiscal 1996, respectively, approximately 73% and 69% of the Company's revenues were from sales and servicing of laser products for cutting and welding applications and approximately 27% and 31% were from sales and servicing of laser products for marking applications.

      Restructuring

           Through the late 1980's, in anticipation of continued growth in the Machine Tool industry, the Company added capacity and pursued a strategy of vertical integration to support projected growth in its business. The Machine Tool industry experienced a significant downturn during the global recession in the early 1990's as end-users, particularly in the heavy manufacturing industries, reduced their investment in new technologies and postponed modernizing their production facilities in the face of adverse business conditions. In Germany, for example, the downturn in the Machine Tool industry resulted in an almost 40% drop in demand. Purchases of lasers by machine tool manufacturers began to drop significantly and, in 1992, laser manufacturers, including the Company, reduced their prices in response to reduced market demand. In light of this change in market conditions, in 1993 the Company undertook a major restructuring program to reduce its manufacturing costs, fixed costs and overhead and better position the Company to benefit from improving business conditions.

           The Restructuring occurred over a three-year period. In 1993, the Company reduced its workforce in both the United States and Germany by approximately 125 employees, closed operations in San Jose, California, consolidated its U.S. research and development, manufacturing and marketing activities, reengineered its manufacturing processes and streamlined its product offering. In addition, the Company refocused its research and development activities on marketable new products, commenced a program to outsource non-strategic components, subleased office space to third parties in Hamburg and broadened the range of laser applications offered by the Company. In 1994, the Company continued to outsource non-strategic components and increased use of sub-assembled systems. In 1995, the Company disposed of its in-house machine shop.

           With the improvement of economic conditions in the United States in 1994 and in Europe in 1995, manufacturers of lasers for material processing have experienced rapid growth, driven primarily by pent-up demand as industrial end-users worldwide modernize their manufacturing facilities to reduce production costs and increase efficiency. The Company experienced significant financial improvement during the 1994 and 1995 fiscal years and the first nine months of fiscal 1996, primarily reflecting improving economic conditions, the benefits of the Restructuring undertaken in 1993 and 1994 and the implementation of the Company's current business strategy. Rofin-Sinar's worldwide sales increased from $60 million for the fiscal year ended September 30, 1993 to $92.5 million for the fiscal year ended September 30, 1995, representing a compounded annual growth rate of approximately 24.1% per annum. This increase was due principally to growth in sales across the Company's entire product range and in all three principal geographic markets, with the strongest growth in sales of the Company's laser marking products, which increased from $10.1 million to $22.8 million over such three-year period. Total net sales increased to $83.4 million in the first nine months of fiscal 1996 (compared to $65.5 million in the comparable prior period), representing an increase of 27.4% over the prior period. The growth in the Company's net sales since fiscal 1993 has allowed the Company to realize improved operating leverage by producing larger unit volumes over relatively lower costs and by negotiating more favorable terms for purchases of components and subassemblies. While the Company expects to continue to see growth in fiscal 1997 and 1998, with the strongest long-term gains in the Asia/Pacific region principally in laser cutting and marking applications, there can be no assurance that the Company's recent rate of growth will be maintained.

           The laser industry continues to be characterized by significant price competition. As part of its ongoing strategy, the Company is continuing its efforts to contain costs in order to improve its cost structure.

      Currency Exchange Rates

           The Company's Combined Financial Statements are prepared in U.S. dollars. Although the Company reports its results in U.S. dollars, approximately two-thirds of its sales are denominated in other currencies, including primarily German marks, as well as French francs, Italian lire and Japanese yen. Net sales and costs and related assets and liabilities are generally denominated in the functional currencies of the operations, thereby serving to reduce the Company's exposure to exchange gains and losses. Exchange differences upon translation from each operation's functional currency to United States dollars are accumulated as a separate component of equity. The currency translation adjustment component of shareholders' equity changed from a $169,000 debit at September 30, 1993 to a $1.5 million credit at September 30, 1994, from the $1.5 million credit at September 30, 1994 to a $5.4 million credit at September 30, 1995 and from the $5.4 million credit at September 30, 1995 to a $2.8 million credit at June 30, 1996. These changes arose primarily from the strengthening of the German mark and such other functional currencies against the U.S. dollar during the fiscal 1994-1995 period and the strengthening of the U.S. dollar against such foreign currencies during the first nine months of fiscal 1996, and reflect the fact that a high proportion of the Company's capital is invested in its German operations, whose functional currency is the German mark.

           The fluctuation of the German mark and the other relevant functional currencies against the U.S. dollar has had the effect of increasing or decreasing (as applicable) reported net sales, as well as cost of goods sold and gross margin and selling, general and administrative expenses, denominated in such foreign currencies when translated into U.S. dollars as compared to prior periods. See "Risk Factors-- Currency Risk."

           While the Company has not in the past engaged in hedging transactions, following the closing of the Offerings, it intends to implement a policy to hedge up to 50% of its net foreign currency exposure utilizing forward exchange contracts, forward exchange options and currency swap contracts. The Company also intends to continue to borrow in each operating subsidiary's functional currency to reduce its exposure to foreign currency gains and losses. There can be no assurance, however, that changes in currency exchange rates will not have a material adverse effect on the Company's business, financial condition and results of operations.

           The following table illustrates the effect of the changes in exchange rates on the Company's fiscal 1994 and 1995 net sales, gross profit and income from operations, which have been recalculated to show what such amounts would have been applying 1993 average exchange rates to 1994 amounts and 1994 average exchange rates to 1995 amounts.


                              Fiscal
                               1993         Fiscal 1994          Fiscal 1995
                             ---------  --------------------  ------------------
                                                (in millions)
                                                  In 1993              In 1994
                                                  Exchange             Exchange
                              Actual    Actual     Rates      Actual    Rates
                             --------   ------   ----------   ------  ----------
Net sales..................    $ 60.0    $69.2        $69.8    $92.5       $85.4
Gross profit...............      12.3     22.2         22.5     35.3        32.2
Income (loss) from
 operations................     (19.8)    (1.7)        (1.7)     7.9         7.2

- ---------------------


      Between fiscal 1993 and 1994, the German mark weakened against the U.S. dollar by approximately 1.9%. The impact of this weakening of the German mark was to decrease net sales and gross profit by $600,000 and $300,000, respectively, with no impact on loss from operations. Between fiscal 1994 and 1995, the German mark strengthened against the U.S. dollar by approximately 14%. The impact of this strengthening of the German mark was to increase net sales, gross profit and income from operations by $7.1 million, $3.1 million and $700,000, respectively. The other factors affecting these results are discussed below under "--Results of Operations."

      Taxes

           Although prior to the Offerings RSI and RSL have filed consolidated income tax returns with Siemens Corporation ("SC") and Siemens, respectively, the Company's subsidiaries pay taxes in many jurisdictions and the provisions for income taxes in the company's Combined Financial Statements are based on separate local tax computations. On a combined basis, this practice may result in the Company incurring income tax expense even though it may not have combined pre-tax income or in paying taxes in excess of pre-tax income if some of its subsidiaries are not profitable while others are. See Note 9 of the Notes to the Combined Financial Statements. In particular, because of the Company's substantial operations in Germany, the Company historically has had a higher effective tax rate than many of its competitors who do not have operations in Germany.

           The Company currently generates taxable income, principally in Germany and the United States. German corporate tax law applies the imputation system with regard to the taxation of the income of a corporation (such as RSL) and its stockholders (such as the Company). In general, retained corporate income is subject to a municipal trade tax (which for Hamburg and Gunding on a combined basis is 16.7%), which is deductible for federal corporate income tax purposes, a federal corporate income tax rate of 45% (50% prior to January 1, 1994) and, effective January 1, 1995, a surcharge of 7.5% on the federal corporate income tax amount.

           Profits which are distributed by a German corporate taxpayer (such as RSL) in the form of a dividend are subject to a reduced federal corporate income tax rate of 30% (36% prior to January 1, 1994) plus the 7.5% surcharge on the federal corporate income tax amount calculated at the reduced rate. Dividends paid by RSL to Rofin-Sinar Technologies Inc. will be subject to withholding tax at a rate of 5% pursuant to the income tax treaty currently in effect between the United States and Germany.

           Although the Company intends to identify and implement strategies to reduce its effective tax rate, the Company does not expect its effective tax rates in the future to decrease significantly below its effective tax rate for the nine months ended June 30, 1996.

      Acquisitions

           Since its inception in 1975, Rofin-Sinar has made a series of significant acquisitions and entered into strategic relationships in order to expand its product offering, enter into new geographic markets and broaden the range of industrial applications offered to its customer base.

           The Company's first significant acquisition was in 1988 when it acquired Spectra-Physics Corporation's Industrial Laser Division (which at that time was the U.S. licensee of Rofin-Sinar's fast axial-flow CO\\2\\ laser technology). This acquisition enabled Rofin-Sinar to gain a more rapid entry into the U.S. market for industrial CO\\2\\ lasers. Later that year the Company established a presence in the French market through its acquisition of Optilas Laser Industriel.

           The Company's second significant acquisition occurred in 1989 when the Company acquired Laser-Optronic GmbH, a manufacturer of laser marking products, from Coherent General Inc. Through this acquisition, the Company expanded its product offering to include laser marking. In that same year, the Company took over responsibility for the manufacture and marketing of Siemens' "Silamatik" line of laser marking products.

           While there are currently no commitments with respect to any future acquisitions, the Company's business strategy includes the expansion of its products and services, which may be effected through acquisitions. The Company from time to time reviews various opportunities to acquire businesses, technologies or products complementary to the Company's present business.

      Results of Operations

           For the periods indicated, the following table sets forth the percentage of net sales represented by the respective line items in the Company's combined statements of operations and the percentage increase (decrease) from the previous period's results.

                                         Percentage of Net Sales
                               ------------------------------------------
                                                             Nine Months
                                   Fiscal Year Ended            Ended
                                     September 30,             June 30,
                               -------------------------    -------------
                                 1993     1994     1995     1995     1996
                                 ----     ----     ----     ----     ----
Net sales....................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of goods sold...........    79.5     67.9     61.8     61.8     61.7
Gross profit.................    20.5     32.1     38.2     38.2     38.3
Selling, general and
 administrative expenses.....    36.6     24.6     22.4     22.2     18.3
Research and development
 expenses....................    17.1      9.9      7.3      9.0      7.0
Income (loss) from operations   (33.2)    (2.4)     8.6      6.9     13.0
Income (loss) before income
 taxes.......................   (35.6)    (4.5)     6.8      5.3     12.1
Net income (loss)............   (33.0)    (2.4)     3.5      2.7      6.9


Nine months ended June 30, 1996 compared to nine months ended June 30, 1995

           Net Sales. Net sales of $83.4 million for the first nine months of fiscal 1996 increased by $17.9 million, or 27.4%, over the comparable prior period. The improvement resulted from net sales increases of $11.8 million, or 26.6%, in Europe and the Asia/Pacific region and $6.1 million, or 28.9%, in the United States. The growth in Europe and the Asia/Pacific region resulted from continuing increases in sales volume of the Company's integrated circuit laser marking application in the Asia/Pacific region, the introduction of the Company's Slab-Series laser product and the recovery of the Machine Tool market in Japan. The increase in net sales in the United States was due principally to increased shipments to the Machine Tool and Automotive markets, with the largest portion of growth attributable to increased sales volume of CO\\2\\ lasers for cutting applications and spare parts and the introduction of the Company's laser marking products in the United States. The effect of currency translation on net sales was immaterial.

           Cost of Goods Sold. Cost of goods sold of $51.5 million in the first nine months of fiscal 1996 increased by $11 million, or 27.2%, over the comparable prior period, and reflected the increase in net sales. As a percentage of sales, cost of goods sold was unchanged, and reflected the Company's continuing effort to control manufacturing costs.

           Gross Profit. The Company's gross profit of $31.9 million for the first nine months of fiscal 1996 increased by $6.9 million, or 27.7%, over the comparable prior period as a result of the increase in net sales in the first nine months of fiscal 1996 as compared to the comparable prior period. As a percentage of net sales, gross profit was unchanged from the comparable prior period.

           Selling, General and Administrative Expenses. Selling, general and administrative expenses (which include the cost of application development) of $15.2 million for the first nine months of fiscal 1996 increased by 4.7% over the comparable prior period due to the increase in net sales. However, as a percentage of net sales, selling, general and administrative expenses declined from 22.2% in the first nine months of fiscal 1995 to 18.3% in the comparable period in fiscal 1996, reflecting the Company's continuing control of these expenses, notwithstanding the opening of a sales and marketing office in Phoenix, Arizona to develop the Company's laser marking business in the U.S. market and the establishment of a service office in Hong Kong to support all product lines in the Asia/Pacific region.

           Research and Development Expenses. Research and development expenses of $5.9 million (which are incurred primarily in German marks and are net of government grants) remained virtually unchanged from the first nine
      months of fiscal 1995 to the comparable period in fiscal 1996.   Research
      and development expenses declined as a percentage of sales from 9% in the first nine months of fiscal 1995 to 7% in the comparable period in fiscal 1996 due to the increase in sales between the two periods.

           Income from Operations. The Company's income from operations of $10.8 million for the first nine months of fiscal 1996 increased by $6.3 million, or 138.2%, over the comparable prior period. As a percentage of sales, income from operations was 13% in the first nine months of fiscal 1996 as compared to 6.9% in the prior period, as a result of continued reductions in selling, general and administrative expenses and research and development expenses as a percentage of net sales. The effect of currency translation on income from operations was immaterial.

           Income Before Income Taxes. The Company's income before income taxes of $10.1 million in the first nine months of fiscal 1996 increased by $6.6 million over the prior period. As a percentage of net sales, income before income taxes was 12.1% in the first nine months of fiscal 1996, as compared to 5.3% in the prior period, as a result of the increase in income from operations and the decrease in interest expense accrued under the Company's intercompany lines of credit with Siemens and SC and borrowing facilities utilized by its joint venture subsidiary in Japan due to lower interest rates.

           Income Tax Expense. Income tax expense was $4.4 million in the first nine months of fiscal 1996 compared to an income tax expense of $1.7 million in the prior period. The effective tax rates for the first nine months of fiscal 1996 and the comparable prior period were 43.1% and 49.4%, respectively. The effective tax rates were higher than the U.S. statutory rate of 35% principally as a result of earnings taxed at higher foreign statutory rates and foreign operating losses for which no benefit was recognized in the first nine months of fiscal 1995.

           Net Income. As a result of the foregoing factors, the Company's net income of $5.7 million in the first nine months of fiscal 1996 increased by $4.0 million over the comparable prior period.

      Fiscal 1995 Compared to Fiscal 1994

           Net Sales. Net sales of $92.5 million for fiscal 1994 increased by $23.2 million, or 33.6%, over the prior year. The improvement resulted from net sales increases of $20.6 million, or 51.2%, in Europe and the Asia/Pacific region and $2.6 million, or 9%, in the United States. The growth in Europe and the Asia/Pacific region resulted primarily from the substantial increase in the sales volume of the Company's laser marking products in the Asia/Pacific region, as well as the strong recovery in Europe of the Machine Tool and Automotive markets due to pent-up demand, which resulted in higher volume as well as a shift in product mix toward higher-margin high-power products. In addition, approximately $7.5 million, or 36.4% of the increase in Europe and the Asia/Pacific region resulted from currency translation as the German mark strengthened against the U.S. dollar. The increase in the United States was due principally to the increased volume of shipments to the improving Machine Tool and Automotive markets, with the largest portion of growth in sales of CO\\2\\ lasers for cutting applications and related service and spare parts. Because the recovery in both these markets began in 1994, the percentage increase in the United States was lower in 1995 compared to 1994.

           Cost of Goods Sold. Cost of goods sold of $57.2 million for fiscal 1995 increased by $10.2 million, or 21.6%, over the prior year, but as a percentage of net sales declined from 67.9% in fiscal 1994 to 61.8% in fiscal 1995. The decrease in the cost of goods sold as a percentage of net sales reflected higher capacity utilization in Germany during the period, as the Company recognized the benefits of the Restructuring undertaken in Germany in fiscal 1993 and 1994, as well as the outsourcing of the German subsidiary's machine shop operation. Net sales per employee increased from $184,000 in fiscal 1994 to $227,000 in fiscal 1995, a productivity increase of 23%.

           Gross Profit. The Company's gross profit of $35.3 million for fiscal 1995 increased by $13.1 million, or 58.9%, over the prior year, as a result of the increase in net sales in fiscal 1995 as compared to fiscal 1994 and the decrease in cost of goods sold as a percentage of net sales. As a percentage of net sales, gross profit increased from 32.1% in fiscal 1994 to 38.2% in fiscal 1995.

           Selling, General and Administrative Expenses. Selling, general and administrative expenses (which include the costs of application development) of $20.7 million for fiscal 1995 increased by $3.6 million, or 21.2%, over fiscal 1994. However, as a percentage of net sales, selling, general and administrative expenses declined from 24.6% in fiscal 1994 to 22.4% in fiscal 1995 as the Company continued to control these expenses despite a significant increase in marketing activity in the Asia/Pacific region related to the Company's laser marking products and the launch of the Company's HF cross-flow laser in the United States.

           Research and Development Expenses. Research and development expenses of $6.7 million (which are incurred principally in German marks and are net of government grants) remained essentially unchanged from fiscal 1994 to fiscal 1995, decreasing by only $115,000, or 1.7%. Although research and development expenses declined as a percentage of sales from 9.9% in fiscal 1994 to 7.3% in fiscal 1995 due to the increase in sales in fiscal 1995, total research and development spending rose due to an increase in government grants in fiscal 1995.

           Income (Loss) from Operations. The Company's income from operations of $7.9 million for fiscal 1995 increased by $9.6 million over fiscal 1994. As a percentage of net sales, income from operations was 8.6% in fiscal 1995 as compared to (2.4%) in fiscal 1994, as a result of higher gross margins and the continued reductions in selling, general and administrative expenses and research and development expenses as a percentage of net sales. Approximately $700,000, or 7.3%, of the increase in income from operations resulted from currency translation as the German mark and other relevant functional currencies strengthened against the U.S. dollar.

           Income (Loss) Before Income Taxes. The Company's income before income taxes of $6.3 million in fiscal 1995 increased by $9.4 million over fiscal 1994. As a percentage of net sales, income before income taxes was 6.8% in fiscal 1995, as compared to (4.5%) in fiscal 1994, as a result of the increase in income from operations, which was offset by a slight increase in other expense of $200,000 over fiscal 1994.

           Income Tax Expense (Benefit). Income tax expense was $3 million in fiscal 1995 compared to an income tax benefit of ($1.4 million) in fiscal 1994. As a percentage of income (loss) before income taxes, income tax expense was 48% in fiscal 1995 and income tax benefit was (45%) in fiscal 1994, respectively, and reflected the fact that in fiscal 1995 all of the Company's operations except its Japanese joint venture reported pre-tax income. The effective tax rate in fiscal 1995 of 48% was higher than the U.S. statutory rate of 35% principally as a result of earnings taxed at higher foreign statutory rates and foreign operating losses for which no tax benefit was recognized.

           Net Income (Loss). As a result of the foregoing factors, the Company recorded net income of $3.2 million in fiscal 1995 as compared to a net loss of ($1.7 million) in fiscal 1994.

      Fiscal 1994 Compared to Fiscal 1993

           Net Sales. Net sales of $69.2 million for fiscal 1994 increased by $9.2 million, or 15.3%, over the prior year. The improvement resulted from net sales increases of $3 million, or 8%, in Europe and the Asia/Pacific region and $6.3 million, or 27.4% percent, in the United States. The growth in Europe and the Asia/Pacific region resulted primarily from the introduction of the Company's integrated circuit laser marker in the Asia/Pacific region and the shift in product mix toward higher-margin high-power SM-Series lasers. The increase in net sales in the United States was due principally to the recovery of the Machine Tool and Automotive markets leading to greater shipments and a shift in the product mix toward higher margin high-power CO\\2\\ lasers and spare parts as compared to fiscal 1993 in which the Company received lower margins on deliveries of lasers to a major OEM customer. The effect of currency translation on net sales between fiscal 1993 and 1994 was immaterial.

           Cost of Goods Sold. Cost of goods sold of $46.9 million for fiscal 1994 decreased slightly by $752,000, or 1.6%, from fiscal 1993 and declined significantly as a percentage of net sales from 79.5% in fiscal 1993 to 67.9% in fiscal 1994. The substantial decrease in cost of goods sold was the result of the implementation of the Restructuring in Germany during the period, which included the reduction of head count by 38 employees, the consolidation of the Company's facilities in Hamburg, the reorganization of the Company's customer support operation, the sublease of space in the Hamburg facility to others, as well as the outsourcing of nonstrategic components and the realization of discounts on volume purchases. As a result of the foregoing, productivity per employee increased by 36% (net sales per employee increased from $135,000 in fiscal 1993 to $184,000 in fiscal 1994).

           Gross Profit. As a result of the increase in net sales in fiscal 1994 compared to fiscal 1993 and the decrease in cost of goods sold as a percentage of net sales, gross profit of the Company of $22.2 million for fiscal 1994 increased by $9.9 million, or 80.8%, over fiscal 1993. As a percentage of net sales, gross profit increased from 20.5% in fiscal 1993 to 32.1% in fiscal 1994. An increase of $5.5 million in the gross profit recorded in the United States accounted for approximately 57.3% of the Company's gross profit increase.

           Selling, General and Administrative Expenses. Selling, general and administrative expenses of $17.1 million (which include the costs of application development) in fiscal 1994 decreased by $4.9 million, or 22.3%, from fiscal 1993 and as a percentage of net sales declined from 36.6% in fiscal 1993 to 24.6% in fiscal 1994. The substantial decrease in selling, general and administrative costs both in dollars and as a percentage of net sales was primarily the result of the reduction in administrative personnel of 12 people in Germany pursuant to the Restructuring, as well as the consolidation of the Company's facilities in Hamburg and ongoing cost-cutting measures.

           Research and Development Expenses. Research and development expenses of $6.8 million (which are incurred primarily in German marks and are net of government grants) for fiscal 1994 decreased by $3.4 million, or 33.5%, from fiscal 1993. As a percentage of net sales, research and development expenses declined from 17.1% in fiscal 1993 to 9.9% in fiscal 1994. The significant decrease in research and development expenses was primarily attributable to the reduction in research and development personnel of 16 people in Germany, the slowing of development efforts with respect to higher-power CO\\2\\ lasers and the receipt of German governmental research grants.

           Loss from Operations. The Company's loss from operations of ($1.7 million) for fiscal 1994 decreased by $18.2 million from ($19.9 million) in fiscal 1993. The improvement resulted principally from the significant increase in gross profit and the reductions in selling, general and administrative expenses and research and development expenses. The Company's loss from operations in fiscal 1993 was due to the oversized fixed cost structure growing out of the Company's strategy of vertical integration in the late 1980's, which led to overcapacity in manufacturing and multiple research and development projects, as well as the relocation of the Company's operations in San Jose, California to Plymouth, Michigan.

           Loss Before Income Taxes. The Company's loss before income taxes of ($3.1 million) in fiscal 1994 decreased by $18.3 million from a loss before income taxes of ($21.4 million) in fiscal 1993. As a percentage of net sales, the loss before income taxes decreased from (35.6%) to (4.5%).

           Income Tax Benefit. Income tax benefit was ($1.4 million) in fiscal 1994 compared to an income tax benefit of ($1.6 million) in fiscal 1993. As a percentage of loss before income taxes, income tax benefit for fiscal 1994 and 1993 was (45.6%) and (7.3%), respectively. The income tax benefit in fiscal 1994 was higher than it would have been applying the U.S. statutory rate of 35%, principally as a result of losses incurred in foreign tax jurisdictions and a change in foreign tax rate. The income tax benefit in fiscal 1993 was lower than it would have been applying the U.S. statutory rate, primarily as a result of foreign operating losses for which no benefit was recognized.

           Net Income (Loss). As a result of the foregoing factors, the Company's net loss of ($1.7 million) in fiscal 1994 decreased by $18.1 million from a net loss of ($19.8 million) in fiscal 1993.

      Liquidity and Capital Resources

           The Company has historically funded its cash requirements through cash flow from operations, capital contributions and advances from Siemens and its affiliates pursuant to intercompany lines of credit, as well as through borrowings under credit facilities guaranteed by a Siemens affiliate. At June 30, 1996, the amount outstanding under such intercompany lines of credit from Siemens and SC was $25.9 million. At such date, the Company also had borrowings of $6.7 million under an intercompany loan from a Siemens affiliate in Japan.

           Net cash provided (used) by operating activities was ($209,000) and $2.6 million in the nine months ended June 30, 1996 and 1995 and ($159,000) and $5.9 million for fiscal 1995 and 1994, respectively. Cash flow from operations in the nine months ended June 30, 1996 decreased by $2.8 million compared to the comparable prior period despite increased net income, primarily due to increased receivables and inventories and a reduction in deferred income taxes, offset by increases in trade payables and accrued liabilities and pension obligation. Cash flow from operations in fiscal 1995 decreased $6 million compared to the prior year despite the improvement in the Company's results of operations, principally as a result of increased receivables and inventories, offset by increases in trade payables, deferred income taxes, accrued liabilities and pension obligation. Cash provided by operations in fiscal 1994 increased $2.3 million in fiscal 1994 compared to the prior year, primarily due to the reduction in the Company's net loss and improved management of working capital.

           Trade accounts receivable, net of allowances, increased $10.4 million to $35.6 million at June 30, 1996 from September 30, 1995 and $7.3 million to $25.1 million at September 30, 1995 from September 30, 1994. Inventories increased $6 million to $34.1 million at June 30, 1996 from September 30, 1995 and $7.5 million to $28.2 million at September 30, 1995 from September 30, 1994. The increase in receivables was due primarily to growth in net sales. A portion of the increase in receivables was attributable to the increased proportion of sales to customers in Japan, where payment terms are normally longer. Inventories increased primarily to support the growth in net sales, and also included increases in inventory levels related to the introduction of new products such as the Slab-Series laser (including units held by the Company in its applications centers and for demonstration to customers), as well as rescheduling of delivery dates on sales of laser markers.

           Cash used in investing activities was $1.4 million in each of the nine-month periods ended June 30, 1996 and 1995 and fiscal 1995 and $251,000 and $806,000 in fiscal 1994 and 1993, respectively. The increase in cash used for investing activities in periods subsequent to fiscal 1994 was primarily attributable to increased capital expenditures, offset by
      sales of  equipment.   Capital expenditures were $1.4 million in each of
      the nine-month periods ended June 30, 1996 and 1995 and $1.9 million, $452,000 and $1.1 million in fiscal 1995, 1994 and 1993, respectively. These increases reflect the acquisition of additional manufacturing and research and development equipment, as well as investment in computers and telecommunications equipment.

           Cash used in financing activities primarily reflects payments made to Siemens by RSL and funds provided by Siemens to RSL under the Siemens centralized cash management system. The Company will cease to participate in such arrangement approximately one week after the completion of the Offerings. As of June 30, 1996, the Company had borrowings of $6.7 million under an intercompany loan from a Siemens affiliate in Japan. The Company intends to refinance such borrowings utilizing the Credit Facility (as defined below) approximately one week after the consummation of the Offerings.

           The Company is currently negotiating a commitment letter for a $25 million revolving loan facility with Deutsche Bank AG, an affiliate of Deutsche Morgan Grenfell/C. J. Lawrence Inc. ("Deutsche Bank") to support its working capital needs (the "Credit Facility"). The Company intends to repay the amounts outstanding under its intercompany lines of credit from Siemens and SC through borrowings under the Credit Facility approximately one week after the consummation of the Offerings.

           The Company intends to use the net proceeds to it from the Offerings (after repayment of $7 million of indebtedness owed to Siemens and SPC) and the Credit Facility, together with cash from operations, to finance its future operations. The Company believes that its existing cash flow from operations, together with the Credit Facility, the proceeds realized from the sale of the shares offered hereby by the Company, will be sufficient to meet its liquidity and capital requirements at least through the end of fiscal 1997.

      Pension Plan Liabilities

           The Company has defined benefit pension plans for substantially all of its German and U.S. employees. As is the normal practice with German companies, the German plan is unfunded. At June 30, 1996, the amount of the accrued pension liability for both the German and U.S. plans was approximately $3.4 million. The German plan will, consistent with German practice, continue to be unfunded after the consummation of the Offerings. See "Management -- Executive Compensation -- Pension Plans -- RSL Pension Plan" and "-- Siemens Corporation Retirement Plan."

                                    BUSINESS

      Company Overview

           Rofin-Sinar is a leader in the design, development, engineering, manufacture and marketing of laser products for cutting, welding and marking a wide range of industrial materials. Lasers are a non-contact technology for material processing which have several advantages that are desirable in industrial applications. The Company's lasers all deliver a high-quality beam at guaranteed power outputs and feature compact design, high processing speed, flexibility, low operating and maintenance costs and easy integration into the customer's production process. As a technological leader in both CO\\2\\ and Nd:YAG lasers, the Company is able to meet a broad range of its customers' material processing requirements. The Company believes it has a worldwide market share (based on sales volume) of approximately 20% for laser products used for cutting and welding applications and that it is among the largest suppliers of laser products used for marking applications in Europe and the Asia/Pacific region (other than Japan). Over 80% of the Company's sales in fiscal 1995 were made to existing customers. The Company has sold more than 4,000 laser sources since 1975 and currently has over 1,500 active customers (including multinational companies with multiple facilities purchasing from the Company). During the 1995 fiscal year and the first nine months of fiscal 1996, respectively, approximately 73% and 69% of the Company's revenues were from sales and servicing of laser products for cutting and welding applications and approximately 27% and 31% were from sales and servicing of laser products for marking applications.

           Through its global manufacturing, distribution and service network, the Company provides a comprehensive range of laser solutions to three principal target markets for material processing lasers: the Machine Tool, Automotive and Semiconductor & Electronics industries. The Company sells directly to industrial end-users, to OEMs (principally in the Machine Tool industry) who integrate Rofin-Sinar's laser sources with other system components and to distributors. Many of Rofin-Sinar's customers are among the largest global participants in their respective industries, and include Aerospatiale, ASM, BMW, Boeing, Bosch, Chrysler, Ford, General Motors, Mercedes-Benz, Philips, SGS Thomson, Siemens, Thyssen, TRW, Volkswagen and Volvo. During fiscal 1995 and the first nine months of fiscal 1996, 34% and 33% of the Company's sales were in North America, 52% and 46% were in Europe and 14% and 21% were in the Asia/Pacific region, respectively.

           In developing its laser solutions, the Company offers customers its expertise in: (i) product development and manufacturing (i.e., state-of-the-art product development and manufacturing services based on over 20 years of laser technology experience and applications know-how); (ii) application and process development (i.e., developing new laser-based applications for manufacturing customers and assisting them in successfully integrating lasers into their production processes); (iii) system engineering (i.e., advising customers on machine design, including tooling, automation and controls, for customers in need of "turn-key" solutions); and (iv) extensive after-sales support for its laser products (including technical support, field service, maintenance and training programs and rapid spare parts delivery).

      Competitive Advantages

           The Company attributes its strong market position and its long-standing customer relationships to several competitive advantages:

           Technological Leadership and Product Innovation.   Driven by its
      customers' manufacturing needs, the Company has developed laser technology expertise which keeps it at the leading edge of technological development and product innovation. The Company's laser products feature compact design, high processing speed, superior reliability and low maintenance requirements. In the last three years, the Company has introduced five new CO\\2\\ and Nd:YAG laser products, predominantly in the higher power range. The Company believes that its advanced fiberoptic technology, including beam-switching and beam-splitting techniques which permit the laser beam to be used alternately or simultaneously at different workstations, is superior in the industry due to its use of low power-loss fibers and adherence to safety standards.

           Sophisticated Application Development. Rofin-Sinar believes its long-standing customer relationships are built upon the Company's sophisticated application development. The Company has pioneered many important new laser applications, including the welding of tailored blanks (a technique used in car body welding), metal tubes and diamond-tipped saw blades. The Company has approximately 40 engineers and technical personnel (including 25

      Ph.D.'s) specialized in the core competences of laser beam production, shaping, delivery and application, as well as power supply, control interfaces, software programming and systems integration, and it maintains a substantial and continuously updated applications database. As a result, the Company is able to offer customers a broad range of material processing applications based on CO\\2\\ and Nd:YAG laser technology. During the initial sales process, engineers and other technical experts from the Company's applications centers work directly with the customer to develop and customize the optimal solution for the customer's manufacturing requirements.

           Broad Product Range. The Company distinguishes itself from the majority of its competitors who are specialized in only one of the two principal laser technologies for material processing by offering its customers both CO\\2\\ and Nd:YAG laser sources and solutions in a variety of configurations and options. As a technological leader in both CO\\2\\ lasers and Nd:YAG lasers, the Company is able to meet a broad range of its customers' material processing requirements, from cutting and welding of thick metal sheet to micro-cutting and welding of electronic components to marking of integrated circuits.

           Product Quality. Rofin Sinar has established itself as a quality supplier to its customers. The Company offers "no nonsense" specifications, guaranteeing such critical parameters as minimum output power at full power settings under all circumstances. The Company also provides after-sale parts and service for its products for a period of not less than 10 years. In addition, the Company shares a common objective with its customers of pursuing internationally recognized manufacturing and product quality standards. Consistent with this commitment, the Company's facility in Hamburg, Germany received ISO 9001 certification in 1995. The Company anticipates that its facilities in Gunding-Munich, Germany and Plymouth, Michigan will be certified during the 1997 fiscal year. The Company expects that its U.S. operation will be qualified by Ford as a Q-1 supplier in fiscal 1997.

           Comprehensive Customer Service. The Company is committed to a superior level of customer service from initial discussions relating to applications, through final system installation, to after-sale technical and product support. Following installation, the Company frequently provides customized training to its customers' personnel and supports its products with a knowledgeable staff of over 70 field-based and in-house customer service representatives worldwide. The Company believes that its customer service support organization is one of the largest among manufacturers of lasers for material processing applications.

           Global Presence. Through its manufacturing capability in the United States, Germany and Japan and its global distribution and service network, the Company offers its laser sources and laser marking products in approximately 25 countries. The Company responds to the global nature of its customer base as well as the important regional areas in which certain of its customers operate by following its multinational customers into new geographic regions where it provides local service and support.

      Business Strategy

           The Company's business strategy is to maximize shareholder value by
      (i) strengthening its position as a leading supplier to the global market for cutting and welding applications and (ii) capitalizing on its leadership position in cutting and welding, its strength in the European and Asian marking markets and its other significant competitive advantages to build its share of the U.S. market for marking applications. The Company believes that the major sources of its growth over the next three years will be the following:

           .    Developing New Laser Products through Technological Innovation:
                Product innovation in response to evolving customer needs for increased output power, greater penetration and higher processing speeds is a key component of the Company's strategy. The Company is currently focusing its research and development activity on increasing the output power of its CO\\2\\ diffusion-cooled Slab lasers and on developing diode-pumped solid state lasers. The Company intends to enhance its position in its existing high-power CO\\2\\ laser market primarily in the Machine Tool segment by increasing sales of its new Slab lasers which offer customers significantly greater operating efficiencies and reduced maintenance costs. The Company's current focus with respect to this product is on reducing manufacturing costs to achieve more attractive pricing. The Company is also actively engaged in the development of diode-pumped solid state lasers through a joint research program with the Fraunhofer Institute for Laser Technology, a leading laser research institute in Germany. The Company's objective is to develop diode-pumped lasers capable of performing heavy industrial material processing applications, as well as marking applications, more rapidly than previously possible and at reduced operating and maintenance costs.

           .    Focusing on Cross-Selling to Existing Customers in Target
                Markets:   The Company intends to continue to focus its sales
                and marketing activities on the Machine Tool, Automotive and Semiconductor & Electronics industries. The Company has targeted and will continue to target these industries because of their utilization of advanced manufacturing processes and continuing investments to improve production efficiency and because of the Company's significant market presence in these sectors. In particular, the Company's objectives are (a) cross-selling marking systems to existing customers for cutting and welding applications, and (b) selling new applications of existing laser technologies to existing customers. To exploit its opportunities for cross-selling, the Company intends to leverage its installed base of CO\\2\\ and Nd:YAG lasers for cutting and welding applications to cross-sell its marking products to these same customers. To exploit its opportunities to develop new applications for existing laser technologies, the Company intends, for example, to explore the potential for use of high-power CO\\2\\ lasers in car body framing in response to the interest shown by car manufacturers in reducing their reliance on spot-welding guns. In addition, building on the success of its laser marking of small integrated circuits, the Company intends to develop new applications for wafer processing, micro-welding and micro-soldering. The Company is also developing a more standardized version of its laser marker to capture additional market share in Europe through sales to the low-end marking market.

           . Capitalizing on Global Presence to Attract New Customers: The Company intends to capitalize on its customer base and the presence of its manufacturing, sales and service operations in the three principal geographic markets in which its customers operate (North America, Europe and the Asia/Pacific region) to increase market share in its existing industrial and geographic markets. The Company believes its global manufacturing, distribution and service network allows it to be more responsive to customers' needs and positions it to expand into additional promising markets which offer high long-term potential for growth. The Company believes it can benefit from increasing capital expenditures in the industrial sectors of such economies. In particular, the Company has entered into a license and supply agreement with Nanjing Electric Laser Center ("NELC") for the manufacture and sale in China of conventional CO\\2\\ lasers.

           . Offering Customized Solutions Based on Standard Platform. While the Company offers a wide range of laser applications and develops customized solutions for its customers, these applications and solutions are built on a focused number of product families comprised of standardized laser sources. For example, for its OEM customers in the Machine Tool industry, the Company customizes packaging of the laser source's power supply. For its marking customers, the Company combines its standard laser marker with customized parts handling and software. The Company believes that this product strategy has contributed to its return to profitability since fiscal 1993 and intends to continue its initiatives to standardize its core products and lower its production costs so as to continue to improve its profitability.

      The Industrial Laser Market for Material Processing

           The industrial laser market is generally considered to be made up of laser sources sold for industrial applications including material processing, medical therapeutic, instrumentation, research, telecommunications, optical storage, entertainment, image recording, inspection, measurement and control, bar-code scanning and other end-uses. According to Laser Report, the global industrial laser market had total revenues in 1995 of approximately $1.2 billion.

           Based on Laser Report, in 1995 the material processing segment of the industrial laser market, which is the single largest segment of that market, had total revenues of approximately $450 million. Over the past 25 years, lasers have revolutionized industrial manufacturing and have been used increasingly to provide reliable, flexible, non-contact compact and high-speed alternatives to conventional technologies for processing various kinds of metal and non-metal materials in a broad range of advanced manufacturing applications.

           Current Industry Applications

           The industrial laser market for material processing generally encompasses the use of CO\\2\\ and Nd:YAG laser sources in highly automated manufacturing or production processes. For further discussion of the principal laser technologies used for material processing, see "-- Laser Technology." The laser source is typically integrated into a laser system which includes a power supply, fixed optic (in the case of a CO\\2\\ laser-based system) or flexible fiberoptic (in the case of a Nd:YAG laser-based system) beam delivery system, control software, robotics, machine vision, motion control and parts handling, and typically comprises 20-50% of a total system's cost. To date, the three principal categories of industrial users of lasers for material processing have been the Machine Tool, Automotive (including both automobile manufacturers and automotive suppliers) and Semiconductor & Electronics industries. Customers in these markets typically demand high-speed, compact, highly durable laser sources which have a reliable power output, can be easily and flexibly integrated into the customer's production process, are easy to maintain, and are able to withstand the rigors of industrial use, such as wide extremes of temperature and humidity, dirt, dust, shock and vibration.

           Currently, there are three main material processing applications for which lasers are used: (i) cutting, (ii) welding and (iii) marking. Other applications include surface treatment (cladding and alloying), drilling, soldering, rapid prototyping and laser-assisted machining.

           Cutting Applications.  Industrial manufacturers have traditionally
           --------------------
      utilized punch presses (nibbling), dye-cutting and stamping machines and other conventional machine tools for cutting and shaping metal materials. Such technologies tend to be economical only when large quantities of the same item are produced, as their use involves lengthy set-up times. In addition, because such machine tools come into contact with the material being worked on, the material often requires additional machining after cutting has occurred to achieve the desired finish to the cut edge or surface. Additionally, the continuous contact of the machining head with the material subjects it to wear and tear requiring ongoing maintenance and repair. Alternative cutting technologies either result in a wide cut width and heat-affected zones or are very slow processes despite achieving excellent edge quality.

           By contrast, laser-based cutting technology has several advantages which are desirable in industrial applications. Laser cutting is fast, flexible and high-precision, as it can be used to cut complex contours on flat, tubular and three-dimensional materials (which is difficult if not impossible to achieve with alternative methods). The laser source can be easily programmed by a computerized numerical controller ("CNC") and is able to process many different kinds of materials (steel, aluminum, brass, copper, wood, glass, ceramics and plastics) at various thicknesses. Additionally, laser cutting technology is a non-contact, no-wear process which is easy to integrate into an automated production line. The types of laser sources most suitable for cutting are high-power CO\\2\\ lasers and Nd:YAG lasers in the power range from 150 W to 2 kW.

           The adoption of just-in-time inventory and manufacturing techniques has driven the growth of laser-based cutting among industrial manufacturers. Laser cutting is the ideal tool for just-in-time production because parts can be cut only when they are needed and then only in the desired quantities, thereby reducing carrying costs and inventory obsolescence. Additionally, cutting programs can be altered quickly with easy off-line programming. Principal Rofin-Sinar customers for lasers used in cutting applications are OEM's in the Machine Tool industry who integrate the laser source into their own cutting systems for sale to industrial end-users. The continuing efforts of all industrial manufacturers to streamline their production methods, decrease inventory through the use of just-in-time manufacturing techniques and lower overall costs are factors which lead the Company to believe that there will be long-term future market growth for laser systems used for cutting applications.

           Welding Applications.  Industrial manufacturers have
           --------------------
      traditionally utilized plasma arc welding, resistance welding and other conventional joining technologies for welding metal materials. Compared to laser welding, these processes result in wider weld cross-sections with much more heat input into the workpiece. Furthermore, arc welding is slower than laser welding, and resistance welding requires access to each part from two sides, has limited contouring capabilities and requires constant maintenance. Electron beam welding has similar welding properties to lasers; however, the process requires use of a vacuum environment.

           Compared to conventional welding technologies, laser welding offers several important advantages which are desirable in industrial applications. Laser welding is non-contact, easy to automate, provides high process speed and results in narrow-seamed, high quality welds which require little, if any, post-processing machining. Because there is low heat input into the material being processed and therefore minimal part damage or distortion, parts can be accurately machined before welding. Additionally, because laser welding is non-contact based, the process is not subject to tool wear. As with lasers used for cutting applications, lasers can be used to weld a wide variety of materials of different thicknesses. The types of laser sources most suitable for welding are high-power CO\\2\\ lasers and Nd:YAG lasers (for welding of steel and aluminum with relatively long weld seams) and low-power Nd:YAG lasers (for spot-welding and short-seam welding).

           To date, the principal applications for laser welding have been in the Automotive industry. Automobile manufacturers and suppliers use lasers for welding of transmissions, engine components (such as injection nozzles, valve lifters and gasoline filters), airbags and other components. A laser welding application which has significant potential for growth in the Automotive market is the welding of tailored blanks (a technique pioneered by the Company for welding dissimilar metals of different thicknesses into one sheet to reduce material cost and car weight) and more generally car body framing and production. The Company expects that the demand for improved fuel economy, weight reduction, improved vehicle safety and increased production line flexibility to permit rapid model changes will contribute to automotive manufacturers' and suppliers' demand for lasers.

           Marking Applications.   With the increasing need for source
           --------------------
      traceability, component identification and product tracking as a means to reduce product liability and prevent falsification, industrial manufacturers increasingly are demanding variable code marking systems capable of applying serialized alphanumeric, graphic or bar code identifications directly onto their manufactured components. Industrial manufacturers have traditionally utilized acid-etching and ink-based technologies to mark manufactured parts. These technologies require flat, clean surfaces, are maintenance-intensive and, most importantly, are not appropriate for serialization. Moreover, their marking is susceptible to damage by heat or light and is therefore not permanent.

           By contrast, laser marking offers several important advantages which are desirable in industrial applications. Lasers can mark a wide variety of metal and non-metal (wood, glass, plastics) surfaces at high speed without contact by changing the surface structure of the material or by engraving. Laser marking systems are reliable, flexible, high speed, leave permanent marks and, because they are computer-controlled, can be easily integrated into the customer's production process. Because laser marking is contact-free, it does not subject the item being marked to any mechanical stress. In addition, these systems enable the user to avoid the mechanical problems associated with ink-based technology (e.g., clogging, drying time delay, ink-bottle replacement, etc.) and the waste disposal issues related to acid-etching.

           To date, the principal applications for laser marking have been in the Automotive and Semiconductor & Electronics industries. In the Automotive industry, the increasing trends toward component identification and the production of multiple car models on a single assembly line have driven the growth of laser marking. A substantial number of automobile components and subcomponents are currently, or have the potential to be, marked by lasers. Windshield wiper blades, gears, starter housings, safety belt buckles, head lights and control buttons are typical examples of laser marking applications. The Company believes that the potential for laser marking has not yet been fully realized in the Automotive industry.

           In the Semiconductor & Electronics industry, lasers are used to mark electrical components such as contactors and relays, and assembled components such as integrated circuits, printed circuit boards and keyboards. With the increase in marking speed in the last few years, laser marking of integrated circuits has decreased in cost, improving the price/performance characteristics of this technology and therefore increasingly displacing ink-based and laser mask marking installations. VLSI Research, Inc. estimates that the market for semiconductors will grow from $138 billion in 1995 to $254 billion in the year 2000. Other industry analysts are forecasting growth to annual sales levels as high as $300 billion by the year 2000. This growth is being fueled by the demand for products such as computers, cellular phones and multimedia communications products. It is expected that demand for such products will continue to fuel growth in capital investment by semiconductor and electronics manufacturers.

           Outlook.  Rofin-Sinar expects that industrial end users in each of
           -------
      its target markets will continue to make capital investments to streamline their production methods, increase their production line flexibility and lower their overall costs. The Company believes that the continuation of this trend, together with its continued focus on developing new applications for its laser sources and laser marking products, will provide it with significant opportunities for long-term growth in each of the Machine Tool, Automotive and Semiconductor & Electronics industries, despite a recent softening in the Semiconductor & Electronics industry. For example, the Company anticipates continued demand for higher-power CO\\2\\ lasers and Nd:YAG solid state lasers for cutting and welding applications in the Machine Tool and Automotive industries and believes that its introduction of CO\\2\\ Slab laser technology will enhance its position in the high-power CO\\2\\ laser market. In laser marking and related micro-processing applications, the Company believes that there is significant potential for additional penetration of the Automotive and Semiconductor & Electronics industries worldwide, with a particular focus in the United States. In addition, the Company believes that there is significant demand for a lower priced, more standardized version of its marking products in Europe.

      The Company's Laser Products

           The Company currently offers a comprehensive range of state-of-the-art laser products and related services for three principal material processing applications: (1) cutting; (2) welding; and (3) marking. Rather than offering standardized laser systems, the Company works directly with the customer to develop and customize the optimal solution for the customer's manufacturing requirements. In developing its laser solutions, the Company offers customers its expertise in: (i) product development and manufacturing (i.e., state-of-the-art product development and manufacturing services based on over 20 years of laser technology experience and applications know-how); (ii) application and process development (i.e., developing new laser-based applications for manufacturing customers and assisting them in successfully integrating lasers into their production processes); (iii) system engineering (i.e., advising customers on machine design, including tooling, automation and controls, for customers in need of "turn-key" solutions); and (iv) extensive after-sales support of its laser products (including technical support, field service, maintenance and training programs and rapid spare parts delivery). The Company has sold more than 4,000 laser sources since 1975 and currently has over 1,500 active customers (including multinational companies with multiple facilities purchasing from the Company).

           The following table sets forth the Company's net sales of laser products used for cutting and welding applications and of laser products used for marking applications in fiscal year 1995 and the first nine months of fiscal 1996:

                                                      Nine Months
                                                         Ended
      Product Category*                 Fiscal 1995  June 30, 1996
      -----------------                 -----------  -------------
                                              (in thousands)
      Lasers for cutting and welding..      $69,442        $57,527
      Laser marking products..........       23,024         25,845
                                            -------        -------
                                            $92,466        $83,372

      -------------------
      * For each product category, net sales includes sales of services (including training, maintenance and repair) and spare parts.

      Laser Products for Cutting and Welding

           The Company believes that it has a worldwide 20% market share for laser products used for cutting and welding applications. The Company's addressable market represents approximately 75% of the total market for industrial material processing. The Company distinguishes itself from the majority of its competitors who specialize in only one of the two principal laser technologies for material processing by offering its customers both CO\\2\\ and Nd:YAG laser sources and solutions in a variety of configurations and options. As a technological leader in both CO\\2\\ lasers and Nd:YAG lasers, the Company is able to meet a broad range of its customers' cutting and welding requirements. The laser sources sold by the Company consist of a laser head (containing the lasing medium, resonator, source of excitation, resonator mirrors and cooling mechanism), a power supply and microcontroller (for control and monitoring). For a more detailed discussion of the components of a laser source, see "-- Laser Technology." The Company's lasers all deliver a high-quality beam at guaranteed power outputs and feature compact design, high processing speed, flexibility, low operating and maintenance costs and easy integration into the customer's production process. Products are offered in different configurations and utilizing different design principles according to the desired application. The Company's engineers and other technical experts work directly with the customer in the Company's applications centers to develop and customize the optimal solution for the customer's manufacturing requirements.

           The Company's business strategy for its cutting and welding laser business is to develop this business at a rate of growth greater than that of the overall cutting and welding laser market. The Company intends to implement this strategy by: (i) increasing its market share in its existing high-power CO\\2\\ laser market through increased sales of its diffusion-cooled CO\\2\\ Slab lasers and (ii) developing a multi-kilowatt diode-pumped Nd:YAG solid state laser capable of performing heavy industrial material processing applications (e.g. car body welding), as well as marking applications, more rapidly than previously possible and at reduced operating and maintenance costs. The Company believes that diffusion-cooled CO\\2\\ Slab lasers and diode-pumped Nd:YAG solid state lasers will replace existing CO\\2\\ and flash-lamp pumped solid state laser technologies, respectively, and it intends to remain at the forefront of technological development and product innovation in order to capture market share in the cutting and welding laser market.

           The Company's family of CO\\2\\ laser products for cutting and welding and their principal markets and representative applications are shown in the following table and such products' competitive advantages are discussed below:

      ---------------------------------------------------------------------------------------------
                                          Mode of       Price Range    Principal
      Laser Series      Power Range      Excitation      (per unit)     Markets     Applications
      ------------      -----------      ----------      ----------     -------     ------------
      RS DC          1.5 kW - 2.5 kW  High frequency     $130,000-   Machine Tool;  Cutting;
      Slab Series                                        $200,000    Automotive     welding

      RS HF            4 kW - 6 kW    High frequency     $280,000-   Automotive     Welding of
      Series                                             $357,000                   transmissions,
                                                                                    tailored blanks,
                                                                                    car bodies;
                                                                                    surface
                                                                                    treatment

      RS SM           700 W - 2 kW    Direct current     $100,000-   Machine Tool   Flat sheet and
      Series                                             $145,000                   three-dimen-
                                                                                    sional cutting
      ---------------------------------------------------------------------------------------------

           Rofin Sinar introduced its diffusion-cooled RS DC Slab Series laser in mid-1995 and has shipped over 80 units since that date. The Company believes that it is the only laser manufacturer of diffusion-cooled slab-based lasers in the high-power range. In this laser design, a high frequency (HF) excited gas discharge occurs between two water-cooled electrodes which have a large surface area that permits maximum heat dissipation. The core diffusion-cooled technology is protected by two patents and the Company has exclusive license rights to this technology on a worldwide basis for the range above 500 W for material processing applications. The RS DC Slab Series laser has several competitive advantages. Among these advantages are its exceptional beam quality and focusability which permit faster and narrower welds and higher cutting speeds with minimal heat input in thin materials. Another significant feature is the Slab Series laser's compact design and lightweight construction (enabling the laser head to be mounted onto moving laser systems where flying optic or moving table designs would not be practical). Finally, because the Slab design eliminates the need for gas circulation (resulting in reduced maintenance costs), its low gas consumption contributes to overall lower running costs and allows the laser gas bottle to be integrated into the laser head, eliminating the need to install an expensive laser gas supply. The Company's current focus with respect to its Slab Series lasers is on increasing their power output and reducing their manufacturing costs in order to achieve more attractive pricing.

           The Company's RS HF Series lasers have established Rofin-Sinar as a worldwide leader in multi-kilowatt cross-flow CO\\2\\ lasers. These are CO\\2\\ lasers in which the laser gas flows perpendicularly to the resonator. The Company believes that the HF Series laser is the smallest industrial laser in the 4 kW to 6 kW power range. Combining proven cross-flow design principles with modern high-frequency (HF) discharge excitation technology, the HF Series laser's fast welding speeds and low operating costs make it an ideal tool for all welding applications. The HF Series laser has several features which give it a strong competitive edge over its competitors across the full range of welding applications. Its compact design (the laser head and power supply are integrated into one unit) allows easy integration into automated processing systems on the
      factory floor.   Because the HF excitation uses proprietary dielectric
      coated electrodes, there is no corrosion of the electrodes or contamination of the laser optics, resulting in significantly longer service intervals and therefore reduced maintenance costs. Since its introduction in fiscal 1995, the Company has shipped over 30 units, predominantly to customers in the Automotive industry in the United States, where the HF Series laser has set standards in a significant number of welding applications, including the welding of transmissions, tailored blanks and many other car parts and components.

           The Company's SM-Series fast axial flow CO\\2\\ laser is used for both cutting and welding applications. In the fast-axial flow principle, the gas discharge occurs in a tube in the same direction as the resonator, through which the laser gas mixture flows at a high speed. The SM-Series design features a simple resonator structure and a limited number of optical components which guarantee excellent consistent beam quality and output stability (which are important for maintaining high cutting and welding speeds and uniformly high quality cuts and welding seams). This laser family has a number of proprietary features developed by Rofin-Sinar, including a highly efficient switch mode power supply and a patented resonator fold for easy circular polarization, eliminating the need for two additional external mirrors which would otherwise be required. The SM laser's high pointing stability and low beam divergence make it highly suited for integration into production systems having complex beam delivery paths. Due to the potential to reduce the manufacturing cost of the Slab lasers, the Company intends over the next three years to replace the SM-Series product family with the Slab-Series laser.

           The Company's family of Nd:YAG laser products for cutting and welding and their principal markets and representative applications are shown in the following table and such products' competitive advantages are discussed below:

      ---------------------------------------------------------------------------------------------
                                          Mode of       Price Range    Principal
      Laser Series      Power Range      Excitation      (per unit)     Markets     Applications
      ------------      -----------      ----------      ----------     -------     ------------
      RSY               50 W - 1 kW      Flash Lamp      $55,000-   Automotive;    Spot- and
      P-Series                                           $180,000   Medical device seam-welding;
                                                                                    fine cutting

      RSY              1 kW - 2.5 kW     Flash Lamp      $140,000-  Automotive      Welding of car
      CW-Series                                          $220,000                   bodies
      ---------------------------------------------------------------------------------------------

           The Company's RSY P-Series of pulsed Nd:YAG lasers are designed to meet the requirements of a wide range of welding and cutting applications. Their high peak power, flexible fiberoptic beam delivery and the small focused spot size of the laser beam allow these lasers to be successfully applied in many cutting and welding applications. The RSY lasers' pulse shaping capability (achieved through programming of the power supply) makes these lasers particularly well suited to the processing of metallurgically difficult materials such as aluminum and its different alloys. These lasers can be integrated into a wide range of both fixed optic and fiberoptic beam delivery systems.

           Rofin-Sinar's RSY CW-Series of continuous wave Nd:YAG lasers represent the Company's latest development in high-power industrial Nd:YAG lasers as they are designed exclusively for use with flexible fiberoptic beam delivery systems, making them particularly well suited for integration into complex production systems. The key competitive advantages of the CW-Series lasers are their pulse shaping capability and multiple power output configurations. These configurations include continuous wave and pulsed power ramping modes separately or in combination with each other, which allows the Company to address a wide range of customer applications. (Power ramping is particularly suited for achieving smooth welds and avoiding cracks during the welding process.)
      In addition, several features of the CW-Series laser such as the simple resonator design, easy to access power supply and highly durable ceramic pumping chambers are designed with a view to long service intervals and therefore low maintenance costs.

           The Company is actively engaged in the development of diode-pumped solid-state Nd:YAG lasers through a joint research program with the Fraunhofer Institute for Laser Technology as well as through a second program sponsored by the Bavarian Government. The Company's objective is to develop diode-pumped lasers capable of performing heavy industrial material processing applications (e.g. car body welding), as well as marking applications, more rapidly than previously possible and at reduced operating and maintenance costs. Such lasers also have potential for use in marking applications, where they could be developed in much more compact systems. See "-- Research and Development."

      Laser Marking Products

           The Company first entered the laser marking business in 1989 when it acquired Laser Optronic GmbH from Coherent General Inc. and designed and introduced the "PowerLine" laser marker. Since fiscal 1991, the Company's sales of laser markers have grown 700% (increasing from 50 units in fiscal 1991 to 350 units in fiscal 1995). The Company established itself as the laser marking market leader in Europe (principally in the Automotive and Semiconductor & Electronics industries) in fiscal 1994 and in the Asia/Pacific region in fiscal 1995 (principally in the Semiconductor & Electronics industry). The table below summarizes the breakdown in sales of laser markers in the Company's three principal geographic markets in fiscal 1995 and the first nine months of fiscal 1996 (by dollar volume).


                                       Nine Months
                                          Ended
                         Fiscal 1995  June 30, 1996
                         -----------  -------------
                               (in thousands)
      Europe:
       Germany.........     $7,828        $8,270
       Rest of Europe..      8,289         7,237
      North America....        920         1,809
      Asia/Pacific.....      5,986         8,529

        The Company's business strategy for its laser marking business is four-fold: (i) to expand its position in the U.S. laser marking market, with a particular focus on the Semiconductor & Electronics and Automotive industries; (ii) to capitalize on its installed base of CO\\2 \\and Nd:YAG laser customers, primarily in the Automotive industry, to cross-sell its marking products to these same customers; (iii) to capitalize on the success of its laser marking of small integrated circuits to develop new applications for wafer processing, micro-welding and micro-soldering and
      (iv) to develop a stand-alone laser marker targeted at the low-end portion of the laser marking market.

        The Company attributes the success of its laser marking products and the significant growth it has experienced in the laser marking business to a number of competitive advantages:

        . Since Rofin-Sinar builds its own Nd:YAG laser sources and utilizes its own proprietary Laser Work Bench software, it is able to tailor its laser marking solutions to the customer's requirements.

        . The Company's know-how with respect to Nd:YAG laser beam power, mode structure and high frequency switching capability enables it to ensure optimal marking quality on a wide variety of different materials from the standpoint of marking contrast and speed.

        . The Company's expertise in the design and manufacture of fiberoptic beam delivery systems allows it to optimize laser marking solutions for complex production processes in which the writing head is located several yards away from the laser head or the laser beam is multiplexed through beam-switching and - splitting to multiple workstations, without loss of marking quality, contrast or speed. Based on its extensive experience using fiber optics for cutting and welding applications, the Company has developed a special fiber system to be used for transferring the beam to the galvo head without losing beam quality. This allows flexible system solutions and easy laser integration.

        . Rofin-Sinar's laser marking products incorporate high value-added software consisting of the Company's Laser Work Bench software and a number of network communications software protocols that enable its laser marking products to interface with a customer's host computers. The Laser Bench Software permits virtually any character (of any size or font) or graphic to be marked on a variety of materials (including metals, plastics, ceramics and wood) of different contours. The broad range of network communications software supported by the Company, combined with the resources of Rofin-Sinar's in-house software engineering group, makes Rofin-Sinar an ideal partner for customers (especially in the Automotive and Semiconductor & Electronics industries) who have enterprise-wide computer networks linking production facilities in disparate geographic locations and who desire customized network interface solutions.

        The Company's family of laser marking products and their principal target markets and representative applications are shown in the table below:

      ---------------------------------------------------------------------------------------------
                                          Mode of                     Principal
         Product        Power Range      Excitation    Price Range  Target Markets   Applications
         -------        -----------      ----------    -----------  --------------   ------------
        PowerLine;        25-150 W       Flash Lamp      $80,000-   Semiconductors   Marking of
        CombiLine                                        $200,000   & Electronics;   integrated
                                                                    Automotive       circuits;
                                                                                     component
                                                                                     identification
      ---------------------------------------------------------------------------------------------


                PowerLine. The Company's standard PowerLine laser marking product consists of a Nd:YAG laser in the range of 25 to 150W, a galvo-head, a personal computer with Pentium processor on board and Rofin-Sinar's proprietary Laser Work Bench software. The modular design of the PowerLine marker enables customers to order the most suitable configuration for their production process or system (e.g. OEM customers may order the laser head and laser supply and laser cooling assembly plates as subassemblies without the cabinet for easier integration into the handling system specified by the end user). The PowerLine marker's Nd:YAG laser incorporates a unique dual lamp ceramic cavity design using "long-life" lamps (guaranteed to provide 1,200 hours usage) which results in higher output power (and therefore higher marking speeds), higher energy efficiency and therefore reduced operating costs, high beam quality and therefore constant and reliable marking quality, and longer service intervals. The Company's proprietary Laser Work Bench software provides operators with a user-friendly desktop publishing environment that allows them to manipulate fonts, import graphics, preview marking and control all laser parameters and job programs. Special options and accessories include, among other things, a double-marking head allowing marking speeds of up to 600 characters per second in certain applications (marking of integrated circuits), as well as beam-switching and -splitting options for marking of products in different locations.

                CombiLine. The CombiLine is a complete laser marking system that the Company introduced in 1994. Built on a modular design, the CombiLine consists of a PowerLine laser marker that can be combined with a variety of parts handling systems developed by the Company. The parts handling options offered by the Company include motor driven positioning tables, foil handling systems for marking labels, conveyor belts and pick-and-place systems, allowing the CombiLine to be customized as a turn-key system according to the customer's specifications. Since its introduction, the Company has shipped over 60 units of the CombiLine, principally in Europe.

                Development of Stand-Alone Marker and Other New Applications. To date, the Company has shipped the majority of its laser markers to large customers in the Automotive and Semiconductor & Electronics industries. The Company has also targeted the low-end laser marking market in Europe, which is currently served by a number of smaller regional competitors. Based on recent market tests in selected European markets, the Company believes there is demand for a more standardized stand-alone laser marker. The Company is currently developing a lower-cost, more standardized version of its PowerLine product with the same basic software but fewer features and options, which it expects to begin shipping in the second quarter of fiscal 1997. In addition, the Company believes that there are several potential marking applications in the Automotive market which have not yet been fully tapped (e.g. deep marking of metal components).

      Applications Development and System Integration

                In addition to manufacturing and selling laser sources for cutting and welding and laser marking products, the Company also develops in its applications centers in Hamburg and Gunding-Munich, Germany and Plymouth, Michigan laser-based solutions for customers seeking alternatives to conventional manufacturing techniques. The Company believes that the more than 20 years' laser technology experience and know-how embodied in the Company's applications groups, developed as a result of its participation in a broad range of industrial markets, provide it with a competitive advantage over other laser manufacturers. Many new applications such as welding of tailored blanks, metal tubes and diamond-tipped saw blades were pioneered in the Company's applications centers and have generated multiple laser orders for the Company in later years.

         Consistent with its objective of being a flexible supplier able to adapt to customers' needs, the Company from time to time acts as a system integrator at the request of the customer and takes on responsibility to integrate its laser sources with other machine components selected by the Company and deliver a complete laser system to the end-user. Typically this occurs with a customer that does not have its own in-house engineering resources and wishes to take advantage of the Company's laser processing expertise and comprehensive range of services. In such instances, the Company's laser systems include precision or fiberoptics for beam delivery, robotics, or parts handling devices and other optical components and control software.

      Markets and Customers

         Rofin-Sinar's laser products and systems are sold to three principal industrial markets: the Machine Tool, Automotive and Semiconductor & Electronics industries. The following table sets forth the distribution of the Company's total sales in fiscal 1995 and the first nine months of fiscal 1996 among the Company's principal markets and each market's primary applications:



                                                    Nine Months
                                                       Ended              Primary
            Principal Market          Fiscal 1995   June 30, 1996       Applications
      -----------------------------  ------------  ---------------  --------------------
      Machine Tool.................      36%            33%           Cutting

      Automotive...................      23             24            Welding and
                                                                      component marking
      Semiconductor & Electronics..      13             17            Marking of
                                         --             --            integrated circuits
                                         72%            74%

           The remaining 28% and 26%, respectively, of sales in fiscal 1995 and the first nine months of fiscal 1996 were attributable to customers in a wide variety of other industries (including the aerospace and consumer goods industries, medical device manufacturers, job shops, universities and institutes). The Company has sold more than 4,000 laser sources since 1975 and currently has over 1,500 active customers (including multinational companies with multiple facilities purchasing from the Company).

           Many of Rofin-Sinar's customers are among the largest global participants in their respective industries. Over 80% of Rofin-Sinar's sales in fiscal 1995 were made to existing customers. It is the Company's experience that once a customer has successfully integrated a laser system into its production process, significant opportunities are created for repeat sales and new applications, from time to time to a different division or plant of the same customer. The following is a representative list of OEM customers and end-users of Rofin-Sinar's products and services worldwide (all of whom have purchased multiple laser sources or laser marking products from the Company):

                            Automotive          Automotive          Semiconductor &
      Machine Tool          Manufacturers       Suppliers           Electronics             Other
      ------------          -------------       ----------          ---------------         -----

      .  Adige Sala         .  Audi             .  Autoliv          .  Amkor                .  Aerospatiale
      .  Amada              .  BMW              .  Bosch            .  ASM                  .  Allflex
      .  Arnold             .  Chrysler         .  Hoesch Platinen  .  Bosch                .  Boeing
      .  Balliu             .  Ford             .  Morton           .  Cherry               .  Braun
      .  Behrens            .  General Motors   .  Stola            .  Cypress              .  Caisley
      .  Cincinnati         .  Mercedes-Benz    .  Temic            .  Mitsumi              .  Norton
      .  Daewoo Heavy       .  Peugeot/Citroen  .  Thyssen          .  Philips              .  Osram
         Industries         .  Renault          .  TRW              .  SGS Thomson          .  Pratt & Whitney
      .  Lasercomb          .  Volkswagen       .  Utilase          .  Siemens              .  Quasar
      .  Nishinbo           .  Volvo            .  Witzenmann       .  Silicon Systems      .  Rutting
      .  Prima Industrie                        .  ZF               .  United Technologies  .  Schmole
      .  Salvagnini                                                                         .  Scholler
      .  Strippit


           The Company's ten largest customers accounted for 31.2%, 34.5% and 29.6% of total sales in fiscal 1994 and 1995 and the first nine months of fiscal 1996, respectively. Except for one customer which represented 8.6%, 7.6% and 6.0% of total sales in fiscal 1994 and 1995 and the first nine months of fiscal 1996, respectively, no one customer accounted for more than 5% of total sales in any of such periods.

           The following charts set forth the distribution of Rofin-Sinar's sales of cutting and welding lasers and laser marking products among the Company's principal markets in fiscal 1995 and the first nine months of fiscal 1996:

                                                                        Nine Months
                                                                           Ended
                                            Fiscal 1995                June 30, 1996
                                     --------------------------  --------------------------
      Principal Market               Cutting/Welding   Marking   Cutting/Welding   Marking
      ----------------               ----------------  --------  ----------------  --------
      Machine Tool.................         50%           --            46%           --
      Automotive...................         24            20            28            15
      Semiconductor & Electronics..         --            47            --            58
      Other........................         26            33            26            27
                                         -----         -----         -----         -----
           Total...................      100.0%        100.0%        100.0%        100.0%


      Sales, Marketing and Distribution

           Rofin-Sinar sells its products in approximately 25 countries through OEMs and to major end-users who have in-house engineering resources capable of integrating the Company's products into their own production systems. Laser sources for cutting applications are marketed and sold principally to OEMs in the Machine Tool industry who sell cutting machines incorporating the Company's laser products without any substantial involvement by the Company. Laser sources for welding applications are marketed and sold both to systems integrators and to end-users. Laser marking products are marketed and sold principally to OEMs for integration into their handling systems (mainly for integrated circuit marking applications). In the case of both welding lasers and laser marking products, since product samples are required to be run through the OEM's system, the end-user is significantly involved in the selection of the laser component and will typically specify that it desires a Rofin-Sinar device. In such cases, the Company's application engineers work directly with the end-user to optimize the application's performance and demonstrate the superiority of the Company's products.

           The Company has 27 direct sales engineers operating in 12 countries, of whom 16 persons are dedicated to marketing of the Company's CO\\2\\ and Nd:YAG lasers for cutting and welding and 11 persons are dedicated to marketing of the Company's laser marking products. In addition, Rofin-Sinar has 12 independent distributors and agents who market the Company's welding and cutting laser products and laser marking products in Australia, Brazil, Denmark, Israel, the Philippines, the People's Republic of China, Portugal, Singapore, South Korea, Spain, Sweden and Taiwan.

           The following table sets forth the distribution of the Company's total sales (including sales delivered through distributors) of cutting and welding lasers and laser marking products among the three principal geographic regions during fiscal 1995 and the first nine months of fiscal 1996:


                                                             Nine Months
                                                                Ended
                                 Fiscal 1995                June 30, 1996
                          --------------------------  --------------------------
      Principal Market    Cutting/Welding   Marking   Cutting/Welding   Marking
      ----------------    ----------------  --------  ----------------  --------
      Europe:
        Germany.........         18%           34%           23%            32%
        Rest of Europe..         25            36            17             28
      North America.....         48             4            45              7
      Asia/Pacific......          9            26            15             33
                              -----         -----         -----          -----
        Total...........      100.0%        100.0%        100.0%         100.0%


           Over the next five years, demand for industrial lasers is expected to increase in the Asia/Pacific region. The Company believes that the market with the greatest long-term potential over the next ten to fifteen years is China, principally due to the expansion of domestic automobile production in that country. Consistent with this belief, in 1994 the Company entered into a technology license and supply agreement with NELC under which NELC manufactures CO\\2\\ laser sources for sale in the Chinese market.

           The Company directs its worldwide sales and marketing of cutting and welding lasers from its offices in Hamburg, Germany. Worldwide sales and marketing of laser marking products is directed from the Company's offices in Gunding-Munich, Germany. U.S. sales of the Company's cutting and welding laser products are managed out of its Plymouth, Michigan facility. In 1995, the Company opened a sales office in Phoenix, Arizona in proximity to major semiconductor manufacturers to support expansion of the Company's laser marking business in the U.S. market. In Europe, Rofin-Sinar also maintains sales and service offices in Italy, France, the United Kingdom and Belgium. A sales office is maintained in California to cover the Asia/Pacific region (other than Japan); the Company intends to open a sales office in that region in fiscal 1997. In Japan, the Company's principal distributor is its joint venture with Marubeni Corporation and Nippei Toyama Corporation.

      Customer Service and Replacement Parts

            During fiscal 1995 and the first nine months of fiscal 1996, approximately 25% of the Company's revenues were generated from sales of after-sale services and replacement parts for its laser products. The Company believes that a high level of customer support is necessary to develop successfully and maintain long term relationships with its OEM and end-user customers in its laser products and laser marking systems business. This close relationship is maintained as customer needs change and evolve. Recognizing the importance of its existing and growing installed base, the Company follows its customers into new geographic regions by providing local service and support. Rofin-Sinar has over 90 customer service personnel. The Company's field service and in-house technical support personnel receive ongoing training with respect to the Company's laser products, maintenance procedures, laser-operating techniques and processing technology. Rofin-Sinar believes its worldwide customer service support organization is one of the largest among industrial laser and laser-based system manufacturers and provides it with a significant competitive advantage over many of its competitors. Most of the Company's distributors also provide customer service and support.

           Many of Rofin-Sinar's laser products are operated 24 hours a day in high speed, quality oriented manufacturing operations. Accordingly, in fiscal 1994 the Company successfully launched 24 hour, year-round service support to its U.S. and German customers and 8 hour response time for its major customers. This support includes field service personnel who reside in close proximity to the Company's installed base. Rofin-Sinar plans to
      adopt similar service support elsewhere.   The Company provides customers
      with process diagnostic and verification techniques, as well as specialized training in the operation and maintenance of its systems. The Company also offers regularly scheduled and intensive training programs and customized maintenance contracts for its customers.

           Of Rofin-Sinar's customer service personnel, approximately 70 employees operate in the field in 40 countries. Field service personnel are also involved in the installation of the Company's systems.

           Rofin-Sinar's approach to the sale of replacement parts is closely linked to the Company's strategic focus on rapid customer response. The Company has round-the-clock order entry and provides same or next day delivery of parts worldwide in order to minimize disruption to a customer's manufacturing operations. Rofin-Sinar generally agrees to provide after sale parts and service for 10 years if requested by the customer. The Company's growing base of installed laser sources and laser marking products is expected to continue to generate a stable source of parts and service sales.

      Competition

      Laser Products for Cutting and Welding

           The market for laser products and systems is fragmented, and includes a large number of competitors, many of which are small or privately owned or which compete with Rofin-Sinar on a limited geographic, industry-specific or application-specific basis. The Company also competes in certain target markets with competitors which are part of large industrial groups and have access to substantially greater financial and other resources than the Company. Competition among laser manufacturers includes attracting and retaining qualified engineering and technical personnel. The overall competitive position of the Company will depend upon a number of factors, including the performance and reliability of its products, the level of customer support and manufacturing quality, the compatibility of its products with existing laser systems and the Company's ability to develop successfully for commercial distribution diode-pumped solid state lasers and participate in the growth of these emerging technologies, as well as price.

           Rofin-Sinar believes it is among the top three suppliers of laser sources in the worldwide market for cutting and welding applications. Companies such as Trumpf, Fanuc and PRC (for CO\\2\\ lasers) and Haas and Lumonics (for Nd:YAG lasers) compete in certain of the markets in which Rofin-Sinar operates. However, in the Company's opinion, none of these companies competes in all of the industries, applications and geographic markets currently served by Rofin-Sinar. Only Trumpf/Haas has a product range and worldwide presence similar to those of the Company. The Company believes that it has a strong competitive advantage over such companies due to its exclusive access (for material applications) to the patented diffusion-cooling technology incorporated in its CO\\2\\ slab lasers. In the Company's view, the technology protected by these patents represents a significant step forward in industrial laser technology for material processing and an important source of the Company's future growth and profitability.

      Laser Marking Products

           Significant competitive factors in the laser marking market include system performance and flexibility, cost, the size of each manufacturer's installed base, capability for customer support, and breadth of product line. Because many of the components required to develop and produce a laser marker are commercially available, barriers to entry into this market are low, and the Company expects new competitive product entries into this market. The Company believes that its PowerLine and CombiLine laser markers will compete favorably in this market primarily due to the performance and price characteristics of such products.

           The Company's PowerLine and CombiLine marking products compete in the laser marking market with conventional ink-based and acid-etching technologies, as well as with laser mask-marking. The Company believes that its principal competitors in the laser marking market include Baasel, General Scanning and Excel Technology.

           Rofin-Sinar also competes with manufacturers of conventional non-laser products in applications such as welding, drilling, cutting and marking. The Company believes that as industries continue to modernize, seek to reduce production costs and require more precise and flexible manufacturing, the features of laser-based systems will become more desirable than systems incorporating conventional manufacturing techniques and processes. Advances in fiber-optic beam delivery systems, improvements in reliability and introduction of higher-power CO\\2\\ lasers and diode-pumped lasers capable of performing heavy industrial material processing applications, as well as marking applications, more rapidly than previously possible are expected to result in increased acceptance of laser applications by industrial users.

      Manufacturing and Assembly

           Rofin-Sinar manufactures and tests its CO\\2\\and Nd:YAG laser products for cutting and welding at its Hamburg, Germany and Plymouth, Michigan facilities. The Company's laser marking products are manufactured and tested at its facilities in Gunding-Munich, Germany. See "Properties." The Company's joint venture in Japan performs assembly and testing of SM-Series CO\\2\\ lasers.

           Given the competitive nature of the laser business, the Company focuses substantial efforts on maintaining and enhancing the efficiency and quality of its manufacturing operations. The Company believes that a principal reason for its success in the industrial laser market for materials processing is the high quality of its product engineering and manufacturing capabilities. The Company utilizes just in time and cell-based manufacturing techniques to reduce manufacturing cycle times and inventory levels thus enabling it to offer on-time delivery and high quality products to its customers.

           Rofin-Sinar's in-house manufacturing includes only those manufacturing operations which are critical to achieve quality standards or protect intellectual property. These manufacturing activities consist primarily of product development, testing of components and subassemblies some of which are supplied from within the Company and others of which are supplied by third party vendors and then integrated into the Company's finished products, assembly and final testing of the completed product, as well as proprietary software design and hardware/software integration. The Company minimizes the number of suppliers and component types but, wherever practicable, it has at least two sources of supply for key items. The Company has a qualifying program for its vendors and generally seeks to build long-term relationships with such vendors. Roots(R) blowers (used to accelerate gas flow in its SM-Series fast axial flow CO\\2\\ lasers) are the only component the Company purchases from a single supplier. The Company has no reason to believe it could not purchase such component from alternative sources of supply on comparable terms. Rofin-Sinar is not dependent on any supplier and has not experienced any difficulty in obtaining necessary materials and components.

           Rofin-Sinar is committed to meeting internationally recognized manufacturing standards. In 1995, the Company's Hamburg facility received ISO 9001 certification. The Company intends to apply for IS0 9001 certification of all of its manufacturing sites and anticipates obtaining ISO 9001 certification of its Gunding-Munich facility during fiscal 1997. The Company expects its U.S. operation to be qualified by Ford as a Q-1 supplier in fiscal 1997.

           The Company's production is controlled by production planning software. By reducing the variety of products and options, designing new products on a modular concept, reducing the number of vendors and the depth of production through outsourcing, the Company has been able to reduce its manufacturing costs significantly over the last three years and improved its production efficiency.

      Research and Development

           During fiscal 1993, 1994 and 1995 and the first nine months of fiscal 1996, Rofin-Sinar spent $10.3 million, $6.8 million, $6.7 million and $5.9 million, respectively, on research and development. In addition, the Company received funding under government grants totaling $448,000, $611,000, $1.4 million and $476,000 in fiscal 1993, 1994 and 1995 and the first nine months of fiscal 1995, respectively. The decline in the Company's expenditures on research and development from fiscal 1993 to fiscal 1994 is primarily attributable to the refocusing of the Company's research and development activities on more readily marketable new products.

           Rofin-Sinar's research and development activities are directed at meeting customers' manufacturing needs and application processes. Core competences include CO\\2\\ gas lasers and Nd:YAG solid state lasers, precision optics, electronic power supplies, fiber optics, beam delivery, control interfaces, software programming and systems integration. The Company strives for customer-driven development activities and promotes the use of alliances with key customers and joint development programs in a wide range of its target markets.

           Rofin-Sinar has approximately 56 employees engaged in product research and development, of whom approximately 40 are professional engineers or have master's or doctoral degrees (including 25 Ph.D.'s).
      The Company's research and development activities are carried out in three centers in Hamburg and Gunding, Germany and Plymouth, Michigan and are centrally coordinated and managed. Interaction and communication among research and development personnel throughout the Company promote a sharing of their cumulative expertise. Rofin-Sinar maintains close working relationships with the leading industrial, government and university research laboratories in Germany, including the Fraunhofer Institute for Laser Technology in Aachen, the Institute for "Technische Physik" of the German Space and Aerospace Research Center in Stuttgart, the Fraunhofer Institute for Material Science in Dresden and the Laser Center in Hanover, and elsewhere around the world, including the University of Alberta in Canada. Such relationships include funding of research, joint development programs, personnel exchange programs and licensing of patents developed at such institutes. For a discussion of certain technology transfer agreements between the Company and Siemens, see "Intellectual Property" and "Related Transactions."

           The Company recently agreed in principle on a research program with the Fraunhofer Institute for Laser Technology to develop a modular 5 kW diode-pumped Nd:YAG laser. Under this arrangement, the total project budget to be spent by both parties is approximately $6.5 million. Under the terms of the collaboration, the Company will be granted access to technology already developed by the Fraunhofer Institute. The Company anticipates that the project's development and manufacturing scale-up efforts will occur over a five-year period. No assurance can be given that the collaboration with the Fraunhofer Institute will be successful.

      Intellectual Property

           Rofin-Sinar has intellectual property which includes patents, proprietary software, technical know-how and expertise, designs, process techniques and inventions. While policies and procedures are in place to protect critical intellectual properties, Rofin-Sinar believes that its success depends to a larger extent on the innovative skills, know-how, technical competence and abilities of the Company's personnel. The Company is also an exclusive licensee on a worldwide basis of two patents covering the diffusion-cooled technology used in its Slab-Series CO\\2\\ lasers for industrial material processing applications. In the Company's view, the technology protected by these two patents represents a significant step forward in industrial laser technology for material processing and an important source of the Company's future growth and profitability.

           Rofin-Sinar protects its intellectual property in a number of ways including, in certain circumstances, through patents. The Company has sought patent protection primarily in Germany and the United States. Some patents have also been registered in other jurisdictions including Great Britain, France, Italy and Japan. The Company currently holds 32 separate patents for inventions relating to lasers, processes and power supplies which expire from 1997 to 2014. In addition, Rofin-Sinar requires its employees and certain of its customers, suppliers, distributors, agents and consultants to enter into confidentiality agreements to further safeguard the Company's intellectual property.

           The Company from time to time receives notices from third parties alleging infringement of such parties' patent or other intellectual property rights by the Company's products. While such notices are common in the Company's industry and the Company has in the past been able to develop non-infringing technology or license necessary patents or technology on commercially reasonable terms, there can be no assurance that the Company would in the future prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of such alleged infringement, or that the Company would be able to develop any non-infringing technology or license any valid and infringed patents on commercially reasonable terms. In the event any third party made a valid claim against the Company or its customers and a license were not made available to the Company on commercially reasonable terms, the Company would be adversely affected.

           In July 1996, the Company received notice of an opposition filed by a competitor in the EPO which challenges on a number of grounds one of the two third-party patents licensed by the Company covering certain aspects of its diffusion-cooled CO\\2\\ Slab laser. The U.S.-issued counterpart of this patent was previously the subject of a reexamination proceeding in the PTO at the conclusion of which the patent was upheld. While the decision of the PTO is not binding on the EPO, based on the outcome of the U.S. reexamination proceeding and management's review of the arguments made in the notice of opposition, the Company believes that such notice of opposition is without substantial merit. The Company intends to defend the EPO opposition proceeding vigorously.

           In July 1996, the Company received a letter from a manufacturer of sealed-off, RF-excited CO\\2\\ lasers for military and commercial avionics applications offering a license of its U.S. patents covering such technology in exchange for a cross-license of the Company's CO\\2\\ Slab
      laser technology.   Based on its review of the patents held by such
      manufacturer, the Company does not believe that its products infringe such patents, and it intends to defend vigorously any infringement action which such party may commence against the Company.

           From time to time, the Company files notices of opposition to certain patents on laser technologies held by others, including academic institutions and competitors of the Company, which the Company believes could inhibit its ability to develop products in this area. In particular, the Company has a pending notice of opposition against a patent held by a competitor which it believes conflicts with a third-party patent licensed by the Company covering certain aspects of its diffusion-cooled CO\\2\\ Slab laser. No assurance can be given that the Company will be able to avoid an action by such competitor or others or not be forced to initiate its own actions to protect its proprietary position.

      Order Backlog

           The Company's order backlog at the end of fiscal 1993, 1994 and 1995 and the first nine months of fiscal 1996 has increased significantly over the comparable prior period. The Company's order backlog was $12.5 million at the end of fiscal 1993, $17 million at the end of fiscal 1994 and $26.5 million at the end of fiscal 1995 and $35.9 million at the end of the first nine months of fiscal 1996.

           An order is booked by Rofin-Sinar when an unconditional purchase order has been received where a delivery date has been assigned. Delivery schedules range from one week to six months, depending on the size, complexity and availability of the product or system ordered, although typical delivery dates for laser source products range 8-12 weeks from the date an order is placed. During fiscal 1996, as the rate of order intake for laser marking products has increased dramatically, average delivery dates for such products were for a time extended by approximately four weeks, but have returned to normal delivery times.

           In addition to achieving record sales for the first nine months of 1996, the Company's order backlog at June 30, 1996 of $35.9 million was the largest quarter-end backlog in Rofin-Sinar's history. This backlog represents a 35.5% increase over the order backlog at September 30, 1995 and a 111% increase over the order backlog at September 30, 1994. To reduce its order backlog for laser marking products and satisfy anticipated future growth in the marking segment of its sales, the Company has recently expanded its production facility in Gunding-Munich, Germany and added manufacturing employees which has enabled the Company to increase its manufacturing capacity by 50%. Except for this expansion in Gunding-Munich, the Company does not anticipate having to increase materially the size of its manufacturing facilities to meet sales expectations through the end of fiscal 1996. However, in the event that the Company's marketing activities in the United States related to its laser marking systems result in additional demand for such systems, the Company will need to add manufacturing capacity in the United States in fiscal 1997. In addition, in the event that the Company is able to implement anticipated improvements in the product design and manufacturing of its diffusion-cooled CO\\2\\ Slab lasers which would enable it to offer such lasers at more attractive prices, the Company anticipates that it will need to expand its manufacturing capacity in Europe and in the United States in fiscal 1997 or 1998 in order to satisfy the resulting increase
      in demand for such products.   The Company estimates that the total
      capital expenditures required to add such manufacturing capacity in the United States and Europe would be in the range of $500,000 to $750,000. Currently, Rofin-Sinar does not operate full second shifts at any of its manufacturing facilities.

      Laser Technology

           General. The term "laser" is an acronym for "Light Amplification by Stimulated Emission of Radiation." Lasers were first developed in the early 1960s in the United States. As illustrated in the diagram below, a laser consists of an active lasing medium (1) that gives off its own light (radiation) when excited, an optical resonator with a partially reflective output mirror at one end (2) a fully reflective rear mirror at the other
      (3) that permits the light to bounce back and forth between the mirrors through the lasing medium, and an external energy source (4) used to excite the lasing medium. The energy source can be light from special lamps, light from another laser, an electric current or a chemical reaction. The lasing medium can be a gas, a liquid, a semiconductor or a solid. A laser works by causing the energy source to excite (pump) the lasing medium which converts the energy from the source into an emission consisting of particles of light (photons) (5). These photons stimulate the release of more photons, as they are reflected between the two mirrors which form the resonator. The resulting build-up in the number of photons is emitted in the form of a laser beam (6) through an output port or "window." By changing the energy and the lasing medium, different wavelengths and types of laser light can be produced. The laser produces light from the lasing medium to achieve the desired intensity, uniformity and wavelength through a series of reflective mirrors. The heat generated by the excitation of the lasing medium is dissipated through a cooling mechanism, which varies according to the type of laser technology.

           The principal factors that distinguish different types of lasers and determine the particular laser suitable for a specific application are pulse duration, wavelength, output power, spatial coherence and cost per watt of laser power. Lasers can be used for material processing because of their excellent focusability. When focused by means of lenses or mirrors the energy density in the focus spot is so high that metals and other materials can be melted and vaporized.

           [Diagram illustrating principles of operation of a laser]



           The first type of industrial laser, the continuous wave CO\\2\\ laser, was first commercialized in the mid-1970s. Successive laser technologies, such as pulsed CO\\2\\, diffusion-cooled high-power CO\\2\\, solid-state and diode-pumped technology, have required or will require (as the case may be) more than a decade between initial development and industrial commercialization. Although industrial applications for lasers were developed in the United States in the 1960's and 1970's, beginning in the late 1980's the focus of laser technology development shifted to Germany, principally due to the significant level of research and development activity at government-funded research institutes and universities. The Company maintains close working relationships with a number of these important research institutes and universities.

           Principal Laser Technologies. The two principal types of laser technology used for material processing are CO\\2\\ lasers and Nd:YAG flash-lamp pumped solid state lasers. CO\\2\\ lasers and Nd:YAG flash-lamp pumped solid state lasers accounted for 40% and 46%, respectively, of the total industrial laser market for material processing in 1995, respectively, and are projected to account for 37% and 41%, respectively, of the total market in 1996. Whereas CO\\2\\ lasers in general have the advantage of better mode structure (i.e., the shape of the laser beam as it burns into the material being processed) and lower running costs, Nd:YAG lasers have the advantage of a shorter wavelength, thereby enabling the use of more flexible fiberoptic beam delivery systems, which does not exist for CO\\2\\ lasers (due to the longer wavelength of the light they emit). Of the other laser types sold in the industrial laser market for material processing, diode-pumped lasers accounted for 2% of the total industrial laser market for material processing in 1995 and are projected to account for 3% of the total market in 1996.

           CO\\2\\ lasers, which use CO\\2\\ gas as the lasing medium, are divided into high-power (above 500 W) and low-power (below 500 W) applications. There are two methods for CO\\2\\ excitation, radio frequency ("HF") and direct current ("DC") excitation. Most high power CO\\2\\ lasers are based on gas flow (i.e., a continuous supply of fresh laser gas flows through the laser cavity to create the energy necessary for excitation). Due to their ability to generate comparatively high levels of continuous wave ("CW") power, CO\\2\\ lasers are a particularly attractive laser medium for material processing applications. Material processing applications for CO\\2\\ laser sources vary according to the power output and configuration of the laser system. The primary applications for high power CO\\2\\ lasers are cutting and welding of metal. Low power CO\\2\\ lasers are used principally for marking, cutting and engraving of non-metal materials. While both low- and high-power CO\\2\\ lasers are used for cutting, the materials they are used to process and their physical size can vary significantly.

           Nd:YAG lasers currently use flash lamps as the source of excitation (and are therefore called "flash-lamp pumped"). The lasing medium is a solid state Nd:YAG crystal rod. The Nd:YAG crystal rod and the flash lamps are positioned in a cavity, which is either a gold or a ceramic reflector. The output power is determined by the size of the rod and by the numbers of cavities within the laser resonator. Typical output powers vary from 50 W to 4000 W. Nd:YAG lasers can be run in either a pulsed or continuous wave manner. Marking applications generally require higher pulsing frequencies than can be achieved with pulsed flash lamps. Such frequencies are achieved by inserting a Q-switch (a fast electro-optical shutter) into the laser resonator, enabling frequencies to be switched up or down in multiples of 10 kHz at a time.

           Recent development efforts in the area of Nd:YAG lasers have focused on the use of laser diodes as the means of excitation instead of flash lamps. Laboratory testing has shown that diode laser excitation can increase the electrical efficiency of a Nd:YAG laser from approximately 4% to approximately 15%, making it comparable with the electrical efficiency of CO\\2\\ laser technology. However, to date, the high costs and short life of laser diodes have hindered widespread acceptance by industrial customers of diode-pumped technology in high power lasers. Currently, diode-pumped solid state lasers are commercially available only at the 10 W level. It is Rofin-Sinar's intention to develop cost effective solutions for diode-pumped Nd:YAG laser sources in the 100 W range (for marking) and up to 5 kW range (for cutting and welding). See "-- Business Strategy"; "-- Research and Development."

      Employees

           At June 30, 1996, Rofin-Sinar had 443 full time employees, of which 300 were in Germany, 100 were in the United States, 12 in France, 16 in Italy and 15 in Japan. Of such 443 employees, 149 were engaged in manufacturing, 82 in sales and marketing, 106 in customer service, 65 in research and development and 41 in general management, administration and finance.

           While the Company's employees are not covered by collective bargaining agreements and the Company has never experienced a work stoppage, slowdown or strike, the Company's employees at its Hamburg and Gunding-Munich facilities are represented by a seven-person and five-person works council, respectively, as well as by a four-person central works council. Matters relating to compensation, benefits and work rules are negotiated and resolved between management and the works council for the relevant location. The Company considers its relations with its employees to be excellent.

      Properties

           The Company's manufacturing facilities include the following:


      Location of Facility         Owned or Leased  Size (sq. ft.)  Primary Activity
      --------------------         ---------------  --------------  ----------------
      Hamburg, Germany...........      Owned            110,840     CO\\2\\ lasers,
                                                                    Nd:YAG lasers
      Gunding-Munich, Germany....      Leased            36,469     Nd:YAG lasers,
                                                                    laser marking
                                                                    products
      Plymouth, Michigan.........      Leased            58,075     CO\\2\\ lasers
      Sakai Atsugi-shi, Japan....      Leased            11,100     CO\\2\\ lasers

           The Company's leases of its facilities in Plymouth, Michigan and Gunding-Munich, Germany expire in 1998 (with renewal options until 2001) and 2005, respectively. The leases on its Japanese facilities in Atsugi-shi expire in 1997 (renewable for two years) and in 1998 (renewable for three years).

           The Company maintains sales, administration and research and development facilities at each of the Hamburg, Gunding-Munich and Plymouth locations. The Company also maintains sales and service offices worldwide, all of which are leased.

           Except as noted above under "Order Backlog," the Company believes that its existing facilities are adequate to meet its needs for the next 12 months and that suitable additional or alternative space would be available, if necessary, in the future on commercially reasonable terms. The Company expects to make additional capital expenditures to support its diode-pumped solid state laser development activities and add manufacturing and testing capacity in North America for selected components and products, which may also require certain leasehold improvements in the Company's Plymouth, Michigan facility.

      Government Regulation

           The majority of the Company's laser products sold in the United States are classified as Class IV Laser Products under applicable rules and regulations of the Center for Devices and Radiological Health ("CDRH") of the U.S. Food and Drug Administration. The same classification system is applied in the European markets. Safety rules are formulated with DIN or ISO standards which are internationally harmonized. Such regulations generally require a self-certification procedure pursuant to which a manufacturer must file with the CDRH with respect to each product incorporating a laser device, periodic reporting of sales and purchases and compliance with product labeling standards. The Company's laser products for cutting and welding and laser marking products can result in injury to human tissue if directed at an individual or otherwise misused. The Company believes that its laser products for cutting and welding and laser marking products are in substantial compliance with all applicable laws for the manufacture of laser devices.

                                   MANAGEMENT


      Executive Officers, Key Employees and Directors of the Company

           The following table sets forth certain information and ages as of August 1, 1996 regarding each of the Company's executive officers, key employees and directors:


      Name                         Age  Position with the Company

      Peter Wirth................   49  Chairman of the Board of Directors, Chief
                                        Executive Officer and President

      Hinrich Martinen...........   54  Executive Vice President, Research and Development/
                                        Operations, Chief Technical Officer and Director

      Gunther Braun..............   38  Executive Vice President, Finance and Administration,
                                        Chief Financial Officer and Director

      Walter Volkmar.............   53  Manager, RSL Marking Division

      Joseph Ferrario............   49  President, RSI

      Richard Walker.............   51  Vice President - Sales and Marketing, RSI


           Peter Wirth is Chairman of the Board of Directors, Chief Executive Officer and President of the Company. He has also served as the General Manager of RSL since October 1994. From 1991 until October 1994, Dr. Wirth was President of Rofin-Sinar, Inc. He joined Rofin-Sinar in 1979 as Sales Manager for Industrial Lasers, and became Director, Sales and Marketing in 1983. He holds a Master's Degree and a Ph.D in Physics from the Technical University in Munich, Germany.

           Hinrich Martinen is Executive Vice President, Research and Development/Operations and Chief Technical Officer, as well as a member of the Board of Directors of the Company. He has held a number of senior R&D management positions since joining RSL in 1981 and is currently the
      Technical Director of RSL.   Mr. Martinen holds a Master's Degree in
      Physics from the University of Hamburg, Germany.

           Gunther Braun is Executive Vice President, Finance and Administration, and Chief Financial Officer of the Company, as well as a member of its Board of Directors. Since 1994, he has also been the Financial Director for Rofin-Sinar Laser GmbH. He joined RSL in 1989 when RSL acquired Laser Optronic's marking division from Coherent General Inc. Mr. Braun holds a Business Administration degree from the Fachhochschule in Regensburg, Germany.

           Walter Volkmar has been the Manager of the Marking Division of RSL since 1994. He joined RSL in 1989 when RSL acquired Laser Optronic's marking division from Coherent General Inc. Dr. Volkmar holds Master's Degrees in Mechanical Engineering and Business Administration from the Technical University in Darmstadt, and a Ph.D. in Economics and Trade from the University of Parma in Italy.

           Joseph Ferrario has been the President of RSI since August 1994, after joining RSI as General Manager earlier that year. From 1992 to 1994, Mr. Ferrario was an independent business consultant to industrial companies. From 1981 until 1992, Mr. Ferrario held senior positions in engineering, research and product development, service, sales and marketing management with Sciaky Brothers Limited, which produces electron beam equipment and laser welding systems. Mr. Ferrario holds a B.S. in Physics from St. Louis University and a Master's Degree in Business Administration from Northwestern University.

           Richard Walker has been the Vice President--Sales and Marketing of RSI since 1993. Prior to that, he was Vice President--Marketing for Nd:YAG products. Mr. Walker joined RSI in 1988. Mr. Walker holds a B.S. from the University of London.

           Messrs. Wirth, Martinen, Braun, Volkmar, Ferrario and Walker are members of the Company's Operating Committee, which is responsible for establishing and implementing the Company's business strategy.

           The Company's Board of Directors intends to nominate and elect three outside directors prior to the consummation of the Offerings. Upon the election of such outside directors, the Company's Board of Directors will be divided into three classes of directors serving staggered three-year terms. See "Description of Capital Stock -- Certain Provisions of the Company's Restated Certificate of Incorporation and By-laws."

           It is expected that the Company's Board of Directors will establish an Audit Committee and a Compensation Committee, each consisting of two or more directors, none of whom will be an officer or employee of the Company.

           The responsibilities of the Audit Committee will be to recommend to the Board of Directors the independent public accountants to be selected to conduct the annual audit of the books and records of the Company, review the proposed scope of such audit and approve the audit fees to be paid, review the adequacy and effectiveness of the accounting and internal financial controls of the Company with the independent public accountants and the Company's financial and accounting staff and review and approve transactions between the Company and its directors, officers and affiliates.

           The responsibilities of the Compensation Committee will be to provide a general review of the Company's compensation and benefit plans to ensure that they meet corporate financial and strategic objectives. The responsibilities of the Compensation Committee also include administering the Equity Incentive Plan and the Annual Incentive Plan (both of which are described below), including selecting the officers and salaried employees to whom awards will be granted and making such awards.

      Director Compensation

           Directors who are not currently receiving compensation as officers or employees of the Company are entitled to an annual cash retainer fee of $15,000 plus an honorarium of $1,000 and $500 for each board meeting and committee meeting, respectively, which they attend, plus reimbursement of expenses. In addition, prior to the consummation of the Offerings, the Company intends to adopt a non-employee director stock plan (the "Directors' Plan") pursuant to which each member of the Board of Directors who is not an employee of the Company and who is elected or continues as a member of the Board of Directors is entitled to receive an initial grant of 1,500 shares of restricted stock and thereafter an annual grant of 1,500 shares of restricted stock. The Compensation Committee of the Board of Directors administers the Directors' Plan.

           The maximum number of shares of Common Stock reserved for issuance under the Directors' Plan is ___ shares (subject to adjustment for certain events such as stock splits and stock dividends), and the Company intends to file immediately after the Offerings a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved for issuance under the Directors' Plan.

      Executive Compensation

           The table below shows information concerning cash and noncash compensation for the Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer of the Company (the "Named Executive Officers") for the fiscal year ended September 30, 1995.

      Summary Compensation Table

                                        ---------------------------------------------
                                                    Annual Compensation (1)
                                        ---------------------------------------------
                                                                       All Other
      Name and Principal Position        Salary ($)  Bonus($) (2)  Compensation($) (3)
                                        -----------  ------------  -------------------
      Peter Wirth.....................   $231,236       $20,684             --
         Chairman, Chief Executive
          Officer and President
      Hinrich Martinen................    206,796        20,684             --
         Executive Vice President,
          Research and Development/
          Operations and Chief
          Technical Officer
      Gunther Braun...................    129,980        13,789             --
         Executive Vice President,
          Finance and Administration,
          and Chief Financial Officer
      Walter Volkmar..................    132,675        20,250             --
         Manager, RSL Marking Division
      Joseph Ferrario.................    133,900        49,754          5,510
          President, RSI

      -----------------------
      (1) Amounts paid in German marks have been translated into U.S. dollars at the weighted average exchange rate for the fiscal year ended September 30, 1995 (US$1.00 : DM 1.4504).

      (2) Includes discretionary bonuses awarded by Siemens (with respect to Messrs. Wirth, Martinen and Braun), and bonuses awarded pursuant to the RSL Bonus Plan (as defined below) (with respect to Mr. Volkmar) and the RSI Incentive Compensation Plan (as defined below) (with respect to Mr. Ferrario).

      (3) With respect to Messrs. Wirth, Martinen, Braun and Volkmar, the amounts shown represent contributions to a [deferred] pension plan account in Germany. With respect to Mr. Ferrario, the amount shown represents RSI's matching contribution on behalf of Mr. Ferrario to the Siemens Savings Plan.


      Pension Plans

      RSL Pension Plan

           Messrs. Wirth, Martinen, Braun and Volkmar participate in the Rofin-Sinar Laser GmbH Pension Plan (the "RSL Pension Plan") for RSL executives. As is the normal practice with German companies, the RSL Pension Plan is unfunded. According to the provisions of the RSL Pension Plan, a participant will receive a pension if he (i) is at least 60 years old when he leaves RSL or he is no longer employed due to a permanent disability resulting in more than 50% inability to practice his profession and (ii) has served at least ten years with RSL at the time of separation.

           The annual benefits payable under the RSL Pension Plan commencing at the statutory retirement age of 65 (according to German law) are calculated based upon the age at which the participant leaves RSL pursuant to tables attached to the RSL Pension Plan. Book reserves are kept to record benefit accruals under the RSL Pension Plan. Messrs. Wirth, Martinen, Braun and Volkmar joined RSL on July 1, 1979, October 1, 1981, November 1, 1984 and March 1, 1985, respectively. Assuming retirement at or after age 60, Messrs. Wirth, Martinen, Braun and Volkmar would receive a monthly pension benefit of $2,765, $2,765, $902 and $1,289, respectively (at the German mark/U.S. dollar exchange rate in effect on August 2, 1996).

      Siemens Corporation Retirement Plan

           RSI is a participating employer in the Siemens Corporation Retirement Plan, a qualified defined benefit pension plan maintained for U.S. employees. Under the Siemens Corporation Retirement Plan, employees receive annual pension benefits equal to the sum of 1.125% of the first $12,000 of the employee's average final compensation and 1.5% of "average final compensation" in excess of $12,000, multiplied by the number of years of service in which the employee was employed by a participating employer. Average final compensation is based upon the period of four consecutive plan years out of the last ten full plan years preceding the employee's retirement which produces the highest amount. Pension benefits under the Siemens Corporation Retirement Plan are subject to reduction for benefits payable to the employee under any other tax-qualified defined benefit pension plan attributable to the same period of service as the benefits payable under the Siemens Corporation Retirement Plan. Benefits under the Siemens Corporation Retirement Plan are funded through contributions by SC to a trust maintained in connection with such plan.

           RSI employees who are participants in the Siemens Corporation Retirement Plan will cease to participate in such plan after a transition period following the consummation of the Offerings. In connection with the consummation of the Offerings, SC will transfer an amount required pursuant to Section 414(l) of the Internal Revenue Code of 1986, as amended (the "Code") to satisfy the pension obligation relating to the RSI participants in the Siemens Corporation Retirement Plan to a separate trust in favor of such participants.

           Retirement benefits payable under qualified defined benefit plans are subject to annual pension limitations imposed under Section 415 of the Code, for which limitations vary annually. The current Section 415 limitation is $120,000. In addition, Section 401(a)(17) of the Code specifies a maximum amount of annual compensation, also adjusted annually, that may be taken into account in computing benefits under a qualified defined benefit plan. The current Section 401(a)(17) limitation is $150,000. The Siemens Corporation Pension Preservation Plan, a nonqualified and unfunded plan in which certain highly compensated employees of RSI (including Mr. Ferrario) participate, provides benefits in excess of the applicable Code limitations. Such RSI employees will cease to participate in the Siemens Corporation Pension Preservation Plan upon the consummation of the Offerings.

           The following table shows the estimated annual pension benefits provided by the combination of the Siemens Corporation Retirement Plan and the Siemens Corporation Pension Preservation Plan, based on the remuneration and years of service classifications indicated:

      Pension Plan Table (1)

                                                Years of Service
                                  ---------------------------------------------
                  Remuneration      15       20       25        30        35
                  $125,000        $27,450  $36,600  $45,750  $ 54,900  $ 64,050
                   150,000         33,075   44,100   55,125    66,150    77,175
                   175,000         38,700   51,600   64,500    77,400    90,300
                   200,000         44,325   59,100   73,875    88,650   103,425
                   225,000         49,950   66,600   83,250    99,900   116,550
                   250,000         55,575   74,100   92,625   111,150   129,675

      (1) Annual pension benefits are calculated with respect to remuneration levels of up to $250,000, which amount is in excess of 120% of the covered compensation of Mr. Ferrario, the only Named Executive Officer who participates in either the Siemens Corporation Retirement Plan or the Siemens Corporation Pension Preservation Plan.

            The amounts shown are on a single life annuity basis and assume retirement at age 65. As of September 30, 1995, Mr. Ferrario had one year of benefit service under the Siemens Corporation Retirement Plan. Mr. Ferrario's covered compensation under the Siemens Corporation Retirement Plan does not differ by more than 10% from his annual compensation set forth in the Summary Compensation Table.

      Equity Incentive Plan

           Prior to the consummation of the Offerings, the Company intends to adopt the Equity Incentive Plan. The Equity Incentive Plan will be administered by the Compensation Committee, which will be comprised exclusively of nonemployee Directors. The Equity Incentive Plan will provide for the grant of incentive and nonqualified stock options, restricted stock and performance shares (individually, an "Award" or collectively, "Awards"). Employees who will be eligible to receive Awards are officers or certain salaried employees with potential to contribute to the future success of the Company or its subsidiaries. The Compensation Committee will have discretion to select the employees to whom Awards will be granted (from among those eligible), to determine the type, size and terms and conditions applicable to each Award and the authority to interpret, construe and implement the provisions of the Equity Incentive Plan. The Compensation Committee's decisions will be binding on the Company and employees eligible to participate in the Equity Incentive Plan and all other persons having any interest in the Equity Incentive Plan.
      It is presently anticipated that grants of Awards will be made to the executive officers and certain other officers of the Company concurrently with the Offerings as set forth in the Equity Incentive Plan Table below.


      Equity Incentive Plan Table
                                                              Options
                                                        ==================

                     Name and Position                  No. of     Dollar
                                                        Options  Amount (1)
                                                        -------  ----------
      Peter Wirth.....................................   42,000

         Chairman, Chief Executive
          Officer and President

      Hinrich Martinen................................   36,000

         Executive Vice President, Research and
          Development/Operations and Chief Technical
          Officer

      Gunther Braun...................................   36,000

         Executive Vice President, Finance and
          Administration and Chief Financial Officer

      Walter Volkmar..................................   30,000

         Manager, RSL Marking Division

      Joseph Ferrario.................................   30,000

         President, RSI

      __________
      (1) Assumes a per share price of [________], the initial public offering price.

           The material terms of the Awards described in the table above are as follows: The exercise price for all Options granted as of the Effective Date will be equal to the initial public offering price. All Options granted as of the closing of the Offerings will vest at the rate of 20% annually on the first five anniversaries of the closing of the Offerings.

           The number of shares that will be available for award under the Equity Incentive Plan through the fifth anniversary of the closing of the Offerings is 1,500,000 shares (includes Awards issued effective as of the closing of the Offerings). Common Stock issued under the Equity Incentive Plan may be either authorized but unissued shares, treasury shares or any combination thereof. To the fullest extent permitted under Section 422 of the Internal

      Revenue Code of 1986, as amended (the "Code"), any shares of Common Stock subject to an Award which lapses, expires or is otherwise terminated without the issuance of such shares may become available for new Awards.

           Set forth below is a description of the types of Awards that may be granted under the Equity Incentive Plan.

      Stock Options

           Options (each an "Option") to purchase shares of Common Stock, which may be nonqualified or incentive stock options, may be granted under the Equity Incentive Plan at an exercise price (the "Option Price") determined by the Compensation Committee in its discretion, provided that, with respect to incentive stock options, the Option Price may be no less than the fair market value of the underlying Common Stock on the date of grant (110% of fair market value in the case of an incentive stock option granted to a ten percent shareholder). Each Option represents the right to purchase one share of Common Stock at a specified price.

           Options will expire not later than ten years after the date on which they are granted (five years in the case of an incentive stock option granted to a ten percent shareholder). Options become exercisable at such times and in such installments as determined by the Compensation Committee and such exerciseability will generally be based on (i) length of service or (ii) the attainment of performance goals established by the Compensation Committee; provided that no Option may be exercised within the first six months following the date of grant. The Compensation Committee may also accelerate the period for the exercise of any or all Options held by an optionee. Payment of the Option Price must be made in full at the time of exercise in cash, certified or bank check, note or other instrument acceptable to the Compensation Committee.

      Restricted Stock

           An Award of restricted stock ("Restricted Stock") is an Award of Common Stock that is subject to such restrictions as the Compensation Committee deems appropriate, including forfeiture conditions and restrictions against transfer for a period specified by the Compensation Committee. Restricted Stock Awards may be granted under the Equity Incentive Plan for or without consideration. Restrictions on Restricted Stock may lapse in installments based on factors selected by the Compensation Committee. The Compensation Committee, in its sole discretion, may waive or accelerate the lapsing of restrictions in whole or in part. Prior to the expiration of the restricted period, except as otherwise provided by the Compensation Committee, a grantee who has received a Restricted Stock Award has the rights of a shareholder of the Company, including the right to vote and to receive cash dividends on the shares subject to the Award. Stock dividends issued with respect to shares covered by a Restricted Stock Award will be treated as additional shares under such Award and will be subject to the same restrictions and other terms and conditions that apply to the shares with respect to which such dividends are issued.

      Performance Shares

           A performance share Award (a "Performance Share") is an Award of a number of units that represent the right to receive a specified number of shares of Common Stock upon satisfaction of certain specified performance criteria, subject to such other terms and conditions as the Compensation Committee deems appropriate. Performance objectives will be established before, or as soon as practicable after, the commencement of the performance period (the "Performance Period") and may be based on net earnings, operating earnings or income, absolute and/or relative return on equity or assets, earnings per share, cash flow, pre-tax profits, earnings growth, revenue growth, comparisons to peer companies, any combination of the foregoing and/or such other measures, including individual measures of performance, as the Compensation Committee deems appropriate. Prior to the end of a Performance Period, the Compensation Committee, in its discretion and only under conditions that do not affect the deductibility of compensation attributable to Performance Shares under Section 162(m) of the Code, may adjust the performance objectives to reflect an event that may materially affect the performance of the Company, or a subsidiary or a division of the Company, including, but not limited to, market conditions or a significant acquisition or disposition of assets or other property by the Company, or a subsidiary or a division of the Company. The extent to which a grantee is entitled to payment in settlement of a Performance Share Award at the end of the Performance Period will be determined by the Compensation Committee, in its sole discretion, based on whether the performance criteria have been met.

           Payment in settlement of a Performance Share Award will be made as soon as practicable following the last day of the Performance Period, or at such other time as the Compensation Committee may determine, in shares of Common Stock.

      Additional Information

           Under the Equity Incentive Plan, if there is any change in the outstanding shares of Common Stock by reason of any stock dividend, recapitalization, merger, consolidation, stock split, combination or exchange of shares or other form of reorganization, or any other change involving the Common Stock, such proportionate adjustments as may be necessary (in the form determined by the Compensation Committee) to reflect such change will be made to prevent dilution or enlargement of the rights with respect to the aggregate number of shares of Common Stock for which Awards in respect thereof may be granted under the Equity Incentive Plan, the number of shares of Common Stock covered by each outstanding Award, and the price per share in respect thereof. Generally, an individual's rights under the Equity Incentive Plan may not be assigned or transferred (except in the event of death).

           In the event of a change in control and except as the Compensation Committee (as constituted immediately prior to such change in control) may otherwise determine in its sole discretion: (i) all Options then outstanding will become fully exercisable as of the date of the change in control, whether or not then exercisable; (ii) all restrictions and conditions of all Restricted Stock Awards then outstanding will lapse as of the date of the change in control; and (iii) all Performance Share Awards will be deemed to have been fully earned as of the date of the change in control. The above notwithstanding, any Award granted within six months of a change in control will not be afforded any such acceleration as to exercise, vesting and payment rights or lapsing as to conditions or restrictions. For purposes of the Equity Incentive Plan, a "change in control" shall have occurred when (A) any person (other than Siemens or any of its affiliates prior to the consummation of the Offerings, the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such plans), alone or together with its affiliates and associates (collectively, an "Acquiring Person"), shall become the beneficial owner of 20% or more of the then outstanding shares of Common Stock or the combined voting power of the Company's then outstanding voting securities (except pursuant to an offer for all outstanding shares of Common Stock at a price and upon such terms and conditions as a majority of the Continuing Directors (as defined below) determine to be in the best interests of the Company and its shareholders (other than an Acquiring Person on whose behalf the offer is being made)), or (B) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors and any new director (other than a director who is a representative or nominee of an Acquiring Person) whose election by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (collectively, the "Continuing Directors"), no longer constitute a majority of the Board of Directors. Notwithstanding the foregoing, prior to the consummation of the Offerings, no change in control will be deemed to have occurred if Siemens and any of its affiliates are the beneficial owners of 50% or more of the combined voting power of the Company's then outstanding voting securities and designees of Siemens and its affiliates constitute a majority of the Board of Directors.

           The Equity Incentive Plan will remain in effect until terminated by the Board of Directors and thereafter until all Awards granted thereunder are satisfied by the issuance of shares of Common Stock or the payment of cash or otherwise terminated pursuant to the terms of the Equity Incentive Plan or under any Award agreements. Notwithstanding the foregoing, no Awards may be granted under the Equity Incentive Plan after the tenth anniversary of the effective date of the Equity Incentive Plan. The Board of Directors may at any time terminate, modify or amend the Equity Incentive Plan; provided, however, that no such amendment, modification or termination may adversely affect an optionee's or grantee's rights under any Award theretofore granted under the Equity Incentive Plan, except with the consent of such optionee or grantee, and no such amendment or modification will be effective unless and until the same is approved by the shareholders of the Company when such shareholder approval is required to comply with applicable law, regulation or stock exchange rule.

      Certain U.S. Federal Income Tax Consequences of Options

           Certain of the U.S. federal income tax consequences to optionees and the Company of Options granted under the Equity Incentive Plan are generally set forth in the following summary.

           An employee to whom an incentive stock option ("QSO") that qualifies under Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such Option. No federal income tax deduction will be allowable to the Company upon the grant or exercise of such QSO. However, upon the exercise of a QSO, any excess in the fair market price of the Common Stock over the Option Price constitutes a tax preference item that may have alternative minimum tax consequences for the employee. When the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such QSO, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the aggregate Option Price. If the employee does not hold such shares of the required period, when the employee sells such shares, the employee will generally recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and the regulations thereunder and the Company will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

           An employee to whom a nonqualified stock option ("NSO") is granted will not recognize income at the time of grant of such Option. When such employee exercises such NSO, the employee will recognize ordinary compensation income equal to the difference, if any, between the Option Price paid and the fair market value, as of the date of Option exercise, of the shares the employee receives. The tax basis of such shares to such employee will be equal to the Option Price paid plus the amount includible in the employee's gross income, and the employee's holding period for such shares will commence on the date on which the employee recognized taxable income in respect of such shares. Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to a federal income tax deduction in respect of an NSO in an amount equal to the ordinary compensation income recognized by the employee.

      Annual Incentive Plan Arrangements

           The Company currently has in effect two short-term cash incentive plans, the RSL Annual Bonus Plan in Germany and the RSI Incentive Compensation Plan in the United States. The Company intends to replace such plans with an Annual Incentive Plan as described below. See
      "-- Annual Incentive Plan."

           RSL Annual Bonus Plan. Approximately 20 key managers in Germany are eligible for participation in RSL's annual bonus program. This program provides for annual cash bonus payments based on (i) the operating results of the respective business unit, and (ii) personal targets established for each participating manager. Depending on the seniority and the position held by the respective manager, such bonus payments can account for up to 40% of the salary to be paid. In fiscal 1995, approximately $20,250 was paid out to Mr. Volkmar pursuant to this plan.

           In March 1996, RSL agreed with its central works council with respect to fiscal 1996 to pay a special bonus to its employees (excluding Messrs. Wirth, Martinen and Braun) aggregating 7.5% of RSL's income from operations for such fiscal year as reflected in RSL's statutory accounts, to be paid in the first quarter of fiscal 1997.

           RSI Incentive Compensation Plan. Under the RSI Incentive Compensation Plan, cash incentive compensation is awarded to all RSI employees on an annual basis based upon the extent to which RSI's financial performance (in terms of annual revenue and pre-tax profits) exceeds certain threshold performance goals. Individual performance is also considered in determining an employee's incentive compensation. In fiscal 1995, Mr. Ferrario earned $49,754 under this plan.

           Annual Incentive Plan. Prior to the consummation of the Offerings, the Company intends to adopt the Rofin Sinar Technologies Inc. Annual Incentive Plan (the "Annual Incentive Plan"), which will be administered by the Compensation Committee. Employees assigned to certain management positions will be eligible to participate in the Annual Incentive Plan.

           Under the Annual Incentive Plan, annual bonuses will be based upon the extent to which the Company's financial performance (in terms of net earnings, operating income, earnings per share, cash flow, absolute and/or relative return on equity or assets, pre-tax profits, earnings growth, revenue growth, comparison to peer companies, any combination of the foregoing and/or other appropriate measures in such manner as the Compensation Committee deems appropriate) during the year has met or exceeded certain performance goals specified by the Compensation Committee. Some performance goals may include elements that specify individual achievement objectives directly related to such individual's areas of responsibility. Performance goals will be determined by the Compensation Committee prior to the commencement of the applicable plan year. Under the Annual Incentive Plan, participants will be entitled to receive an award for any year in an amount ranging from 20% to 45% of such participant's "base salary." Awards under the Annual Incentive Plan will be paid 75% in cash and 25% in restricted stock. Payments in Restricted Stock will be made pursuant to the terms and conditions of the Equity Incentive Plan.

           In the event a participant terminates employment prior to the end of a year for any reason other than disability, retirement, death or involuntary layoff, no award under the Incentive Plan will be paid for such year unless otherwise determined by the Committee in its sole discretion. If employment terminates by reason of disability, retirement, death or involuntary layoff (provided that such participant participated in the Annual Incentive Plan for at least six months), the participant will be entitled to receive a pro rata award. In the event of a "change in control" (as defined in the Equity Incentive Plan), the payment of awards will be accelerated and the amount of such awards will be calculated as if the applicable performance goals had been met.

           The Board of Directors may terminate or amend the Annual Incentive Plan, in whole or in part, at any time; provided that no such termination or amendment may impair any rights that may have accrued under such plan. Because awards under the Annual Incentive Plan are based on the attainment of specified performance goals, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future.

      Employment Agreements

           In August 1994, RSL entered into an employment agreement with Peter Wirth (the "Wirth Employment Agreement"). Pursuant to the terms of the Wirth Employment Agreement, Mr. Wirth agreed to serve as RSL's General Manager. The Wirth Employment Agreement can be terminated either by RSL or by the executive upon two years' prior notice. Mr. Wirth also agreed not to compete with RSL throughout the term of his employment with RSL and not to disclose any confidential information thereafter. In exchange for his services, RSL agreed to compensate Mr. Wirth with a base salary of $228,800 per annum (subject to annual adjustment). Mr. Wirth is entitled to a yearly discretionary bonus determined by the Chairman of the Shareholder's Advisory Board of RSL. Effective simultaneously with the closing of the Offerings, the Wirth Employment Agreement will be terminated and the Company intends to enter into a new employment agreement with the executive, the terms of which are described below.

           In June 1987, RSL entered into an employment agreement with Hinrich Martinen (the "Martinen Employment Agreement"). Pursuant to the terms of the Martinen Employment Agreement, Mr. Martinen agreed to serve as RSL's Technical Director - Research and Development Operations. The "Martinen Employment Agreement can be terminated either by RSL or by the executive upon two years' prior notice. Mr. Martinen also agreed not to compete with RSL throughout the term of his employment, and not to disclose any confidential information thereafter. In exchange for his services, RSL agreed to compensate Mr. Martinen with a base salary of $175,770 per annum (subject to annual adjustment). Mr. Martinen is entitled to a yearly discretionary bonus determined by the Chairman of the Shareholder's Advisory Board. Effective simultaneously with the closing of the Offerings, the Martinen Employment Agreement will be terminated and the Company intends to enter into a new employment agreement with the executive, the terms of which are described below.

           In January 1994, RSL entered into an employment agreement with Gunther Braun (the "Braun Employment Agreement"). Pursuant to the terms of the Braun Employment Agreement, Mr. Braun agreed to serve as RSL's Financial Director. The Braun Employment Agreement can be terminated either by RSL or by the executive upon one year's prior notice. Mr. Braun also agreed not to compete with RSL throughout the term of his employment with RSL, and for six months thereafter, and to not disclose any confidential information thereafter. In exchange for his services, RSL agreed to compensate Mr. Braun with a base salary of $122,615 per annum (subject to annual adjustment). Mr. Braun is also entitled to a yearly discretionary bonus determined by the Chairman of the Shareholder's Advisory Board. Effective simultaneously with the closing of the Offerings, the Braun Employment

      Agreement will be terminated and the Company intends to enter into a new employment agreement with the executive, the terms of which are described below.

           Effective simultaneously with the closing of the Offerings, the Company intends to enter into new employment agreements with Messrs. Wirth, Martinen and Braun (collectively, the "New Employment Agreements"), under which the executives will each retain their existing job titles, and will each be entitled to a base compensation of not less than $245,000, $213,000 and $154,000, respectively, plus a yearly discretionary bonus determined by the Compensation Committee. Each New Employment Agreement will have an indefinite term, subject to earlier termination by either the Company or the executive upon two years' prior notice; provided that such notice may not be given by either the Company or the executive prior to the second anniversary of the closing of the Offerings. In accordance with the New Employment Agreements, each executive will agree (i) not to disclose or exploit any of the Company's Confidential Information (as defined therein), (ii) to assign to the Company all inventions or improvements made by the executive in the course of his employment with the Company, and (iii) not to compete with the Company for a six month period after the completion of his term of employment with the Company.


                           OWNERSHIP OF COMMON STOCK

           Rofin-Sinar Technologies Inc. was incorporated prior to the Offerings as a holding company for RSL and RSI. Prior to the closing of the Offerings, SPC will hold all of the outstanding stock of Rofin-Sinar Technologies Inc. Contemporaneously with the consummation of the Offerings, the Company will repurchase the one share of Common Stock held by SPC for $1,000. Immediately after the closing of the Offerings, all of the shares of Rofin-Sinar Technologies Inc.'s outstanding Common Stock will be held by persons who have purchased Common Stock in the Offerings.


                              CERTAIN TRANSACTIONS

           Prior to the Offerings, the business of the Company was conducted by subsidiaries of Siemens, which is a company organized under the laws of the Federal Republic of Germany whose principal business is the design, development, manufacture and marketing of a wide range of electrical and electronics products and systems. Siemens originally acquired the laser businesses of Rofin-Sinar in 1987 to obtain access to laser technologies for application in a number of industrial areas. Since being acquired, however, the Company has been allowed to pursue broader goals and to develop capabilities independent of Siemens. Siemens and the Company have concluded that Rofin-Sinar will have a better opportunity to achieve its full potential as an independent entity rather than as a part of Siemens. In connection with the Offerings, Siemens and certain of its subsidiaries will enter into the following agreements with respect to the transfer of the laser business of Siemens to the Company. The transfers contemplated by such agreements will be consummated immediately prior to the closing of the Offerings.

      Transfer Agreements

           The Company, Siemens and SPC will, prior to the closing of the Offerings, enter into certain sale and transfer agreements (collectively, the "Transfer Agreements") pursuant to which, immediately prior to the closing of the Offerings, the Company will purchase all of the outstanding capital stock of RSL from Siemens and all of the outstanding capital stock of RSI from SPC for an aggregate purchase price of $__ million. Because the purchase price for RSL and RSI is based on the offering price of the shares of Common Stock of the Company being sold in the Offerings, it reflects the factors considered in determining such offering price. Such offering price was determined through discussions and negotiations among the Company, Siemens, SPC and the Underwriters. See "Underwriting."

           The Transfer Agreements will govern the allocation of liabilities and obligations of the respective businesses of the Company, Siemens and their respective subsidiaries. Pursuant to the Transfer Agreements, the Company and Siemens will each be responsible for all claims and liabilities relating to its own business and the businesses of its respective subsidiaries (whether or not such claims and liabilities are asserted, or arise from activities occurring, prior to the closing of the Offerings), except as provided in the Transfer Agreements and the Tax Allocation and Indemnification Agreement (as defined below), and will each indemnify the other against such claims and liabilities.

           Pursuant to the Transfer Agreements, the Company and Siemens have each agreed to indemnify each other and their respective affiliates for certain liabilities that may arise after the offering date (which is defined to be the date of closing of the Offerings). The Company will indemnify Siemens and its affiliates for any claims or liabilities arising out of (i) the ownership or operation by the Company of its business, properties or assets after the completion of the Offerings, (ii) any breach or inaccuracy in any of the representations or warranties of the Company contained in the Transfer Agreements or the Underwriting Agreement (as defined herein), (iii) any failure by the Company to perform any of its obligations, covenants or agreements contained in or contemplated by the Transfer Agreements or (iv) any misrepresentations or omissions relating to the Company in the Registration Statement of which this Prospectus forms a part. In addition, the Company irrevocably and unconditionally waives any right against Siemens or any of its subsidiaries for any reimbursement or funding of any losses incurred by RSL pursuant to a profit and loss transfer arrangement between RSL and Siemens which has been terminated.

           Siemens will indemnify the Company and its affiliates for (i) any breach or inaccuracy in any of the representations or warranties relating to Siemens contained in the Transfer Agreements or the Underwriting Agreement, (ii) any failure by Siemens to perform any of its obligations, covenants or agreements contained in the Transfer Agreements and (iii) for all German and certain other taxes imposed upon RSL for tax periods prior to the consummation of the Offerings. In addition, Siemens acknowledges that RSL's financial results (Ergebnis) for fiscal 1996 will be due to the
                                    --------
      Company, notwithstanding the provisions of the profit and loss arrangement described in the preceding paragraph. Siemens and the Company have also agreed that the Company will bear a pro rata portion (based on the proportion that $13 million bears to the total gross proceeds of the Offerings assuming no exercise of the Underwriters' over-allotment option) of the expenses of the Offerings, including underwriting discounts and commissions, all legal, financial advisory, accounting and auditing fees and expenses, all SEC, NASD and other filing fees and expenses, and certain other fees and expenses incurred in connection with the Offerings.

           The Transfer Agreements also provide that Siemens and its subsidiaries, subject to certain exceptions, will not engage in the design, development, engineering, manufacture and marketing of laser products for material processing applications for a period of four years after the closing of the Offerings.

      Tax Allocation and Indemnification Agreement

           For United States federal income tax reporting purposes, for periods prior to the date of consummation of the Offerings, the Company and RSI will, until the date of the Offerings, file a consolidated federal income tax return with other members of the affiliated group of corporations of which Siemens Corporation ("SC"), the parent company of SPC, is the common parent (the "SC Group"). Under United States Federal income tax law, each corporation in a consolidated group is liable for all taxes of the consolidated group. In the event that SC and other members of the SC Group do not discharge the tax obligations for Federal income tax periods of the SC Group which end with the tax period which includes the date of consummation of the Offerings, the Company and RSI could be required under law to satisfy such obligations. The Company believes that it is not reasonably likely that the Company will incur any material liability for tax obligations of the SC Group for income prior to the date of consummation of the Offerings in excess of the tax obligations imposed on the income of the Company and RSI prior to such date.

           The Company, RSI, SC and SPC will enter into a Tax Allocation and Indemnification Agreement (the "TAIA") to reflect the fact that the Company and RSI will no longer be a part of the SC Group because of the consummation of the Offerings. Pursuant to the TAIA, the SC Group will bear the economic burden of all income taxes imposed on the income of any member of the SC Group, including the Company and RSI, with respect to a tax period prior to the date of consummation of the Offerings. SC will indemnify the Company and RSI for (i) all such income taxes and (ii) any reduction in the deferred tax asset of RSI attributable to its net operating loss carryforwards, which reduction results from an adjustment to taxable income for a period prior to the date of consummation of the Offerings. The TAIA also contains provisions for the disposition of audits and contests regarding tax items relating to RSI during the period it was a member of the SC Group.

      Intercompany Transactions

           In the ordinary course of business, the Company and its subsidiaries and Siemens or affiliates of Siemens have from time to time entered into various business transactions and agreements, and the Company and its subsidiaries and Siemens or such affiliates of Siemens may enter into additional transactions and agreements from time to time in the future. See Note 10 of the Notes to the Combined Financial Statements.

           The Company and its subsidiaries have provided certain products (primarily laser markers) and related services to Siemens and its affiliates. Revenue from such transactions amounted to $1.6 million, $2.9 million and $1.2 million for the fiscal years ended September 30, 1993, 1994 and 1995, and $3.5 million for the nine-month period ended June 30, 1996, respectively. In addition, the Company and its subsidiaries have from time to time purchased certain products (primarily electrical components, subassemblies and computers used in the Company's products) from Siemens and its affiliates. Such purchases totalled approximately $2.2 million, $2.7 million and $2.4 million for the fiscal years ended September 30, 1993, 1994 and 1995 and $4.1 million for the nine-month period ended June 30, 1996, respectively. The Company expects to continue to engage in transactions involving products and services with Siemens and its affiliates following the Offerings on generally the same basis as it would engage in transactions with any other unaffiliated third party. In addition, the Company and Siemens intend to continue their cooperative relationship for the development of certain advanced industrial laser technologies.

           The Company also had sales to one of its joint venture partners in Japan amounting to $255,000 in 1993, $1.3 million in 1994, $2.2 million in 1995 and $1.6 million for the nine-month period ended June 30, 1996, respectively.


                          DESCRIPTION OF CAPITAL STOCK


      General

           The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). The following summary description of the capital stock of the Company does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and to the applicable provisions of the DGCL.

      Common Stock

           Upon completion of the Offerings, the Company will have 10,000,000 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and excluding 400,000 shares issuable at the initial public offering price upon exercise of options to be granted to certain officers of the Company and 4,500 shares of restricted stock issued at the initial public offering price to non-employee directors of the Company pursuant to employee benefit plans at the time of the Offerings).

           The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to the rights of any holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of Preferred Stock. The holders of Common Stock have no preemptive rights to subscribe for additional shares of the Company and no right to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions available to the Common Stock. All of the outstanding shares of Common Stock are, and the Common Stock offered hereby will be, fully paid and nonassessable.

      Preferred Stock

           The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of authorized Preferred Stock into one or more series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or impeding a change in control of the Company. As of the date of this Prospectus, the Board of Directors of the Company has not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

      Certain Provisions of the Company's Certificate of Incorporation and By-laws

           Shareholders' rights and related matters are governed by the DGCL, the Certificate of Incorporation and By-laws. Certain provisions of the Certificate of Incorporation and By-laws, which are summarized below, may have the effect, either alone or in combination with each other and the ability of the Board of Directors to issue preferred stock without further stockholder approval, of discouraging or making more difficult a tender offer or takeover attempt that is opposed by the Company's Board of Directors but that a shareholder might consider to be in its best interest. Such provisions may also adversely affect prevailing market prices for the Common Stock. See "Risk Factors -- Potential Anti-Takeover Effects of Delaware Law; Possible Issuances of Preferred Stock." The Company believes that such provisions are necessary to enable the Company to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by the Board of Directors to be in the best interests of the Company and its stockholders. For purposes of this description, the term "Rofin-Sinar" or the "Company" refers only to Rofin-Sinar Technologies Inc., and excludes its subsidiaries.

           Classified Board of Directors and Related Provisions. The Certificate of Incorporation provides that the Board of Directors shall be classified with approximately one-third of the Board of Directors elected each year. The By-laws provide that the Board of Directors will consist of not less than three nor more than ten directors, with the exact number of directors initially to be equal to six and thereafter to be fixed from time to time by a majority of the total number of directors which the Company would have if there were no vacancies. See "Management -- Executive Officers, Key Employees and Directors." The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The initial division of the Board of Directors into classes shall be made by the decision of a majority of the entire Board of Directors. The term of the initial Class I directors shall terminate on the date of the 1997 annual meeting of stockholders; the terms of the Initial Class II directors shall terminate on the date of the 1998 annual meeting of stockholders; and the term of the initial Class III directors shall terminate on the date of the 1999 annual meeting of stockholders. At each annual meeting of stockholders beginning in 1997, successor to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. In addition, subject to certain limited exceptions, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Subject to the rights of holders of any outstanding preferred stock issued by the Company, vacancies on the Board of Directors may be filled only by the Board of Directors or the shareholders acting at an annual meeting.

           The Certificate of Incorporation also provides that, subject to the rights of holders of any preferred stock then outstanding and any requirements of law, directors may be removed only for cause by the affirmative vote of the holders of at least 80% of the outstanding shares of the Company then entitled to vote generally in the election of directors, voting as a single voting group.

           Action by Written Consent; Special Meeting. The Certificate of Incorporation and By-laws provide that an action may be taken by written consent in lieu of a meeting of shareholders only with the consent of the holders of 100% of the outstanding shares of the Company. The Certificate of Incorporation and By-laws provide that special meetings of shareholders may only be called by the Chairman of the Board or a majority of the Board of Directors.

           Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Certificate of Incorporation and By-laws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the previous year's annual meeting or, if the date of the annual meeting is not within 30 days of the anniversary date of the previous year's annual meeting, not later than the close of business on the tenth day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of the meeting of shareholders was made, whichever first occurs. The notice of shareholder nominations must set forth certain information with respect to the shareholder giving the notice and with respect to each nominee.

           Indemnification. The Certificate of Incorporation and By-laws provide that the Company shall advance expenses to and indemnify each director and officer of the Company to the fullest extent permitted by law.

           Amendments. Shareholders may adopt, alter, amend or repeal provisions of the By-laws only by vote of the holders of 80% or more of the outstanding Common Stock and any other voting securities. In addition, the affirmative vote of the holders of 80% or more of the outstanding Common Stock and any other voting securities is required to amend certain provisions of the Certificate of Incorporation, including the provisions referred to above relating to the classification of the Company's Board of Directors, filling vacancies on the Board of Directors, removal of directors only for cause, prohibiting shareholder action by written consent, prohibiting the calling of special meetings by shareholders and approval of amendments to the By-laws.

      Limitations on Directors' Liability

           The Company's Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
      (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under federal securities laws.

      Section 203 of Delaware General Corporation Law

           Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Rights Agreement

           The Company intends to enter into a Rights Agreement between the Company and ____________, as Rights Agent, immediately prior to the Closing of the Offerings. Pursuant to the Rights Agreement, a right (a "Right") to purchase one share of Common Stock at a price of $__ (the "Purchase Price"), exercisable only in certain circumstances, will be issued along with each share of Common Stock offered hereby. A Right will also be issued along with each other share of Common Stock issued by the Company until the earliest of the Distribution Date (as defined below), the redemption of the Rights or the Expiration Date (as defined below). Rights may also be issued with respect to shares of Common Stock issued after the Distribution Date in certain circumstances.

           Until the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (such person or group, subject to certain exceptions, being an "Acquiring Person") and
      (ii) such date, if any, as may be designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Common Stock which could result in the offeror becoming the beneficial owner of 20% or more of the outstanding Common Stock (the earlier of such dates, subject to certain exceptions, being the "Distribution Date"), the Rights will be evidenced by the certificates for the Common Stock registered in the names of the holders thereof (which certificates for Common Stock will also be deemed to be Right Certificates, as defined below) and not by separate Right Certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Stock.

           As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock originally issued after the Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights.

           The Rights are not exercisable until the Distribution Date and will expire on the tenth anniversary of the closing of the Offerings (the "Expiration Date") unless earlier redeemed or canceled by the Company as described below.

           The number of shares of Common Stock or other securities issuable upon exercise of a Right, the Purchase Price, the Redemption Price (as defined below) and the number of Rights associated with each outstanding share of Common Stock are all subject to adjustment by the Board of Directors in the event of any change in the Common Stock, whether by reason of stock dividends, stock splits, recapitalization, mergers, consolidations, combinations or exchanges of securities, other similar changes in capitalization, or any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock (other than the Rights or regular quarterly cash dividends), or otherwise.

           In the event a person becomes an Acquiring Person, the Rights will entitle each holder of a Right (other than those held by an Acquiring Person (or any affiliate or associate of such Acquiring Person)) to purchase, for the Purchase Price, that number of shares of Common Stock equivalent to the number of shares of Common Stock which at the time of the transaction would have a market value of twice the Purchase Price. Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

           After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement, and without payment of the Purchase Price.

           In the event the Company is acquired in a merger by, or other business combination with, or 50% or more of its assets or assets representing 50% or more of its earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger by, or other business combination with, or 50% or more of its assets or assets representing 50% or more of the earning power of the Company are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, an entity that is not a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option,
      (i) that number of shares of such entity (or, at such holder's option, of the surviving corporation in such acquisition, which could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price or (ii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

           At any time prior to the earlier of (i) such time as a person becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.01 per Right, subject to adjustment as provided in the Rights Agreement (the "Redemption Price"); provided that, for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board in office at the commencement of such solicitation, the Rights may only be redeemed if (A) there are directors then in office who were in office at the commencement of such solicitation and (B) the Board, with the concurrence of a majority of such directors then in office, determines that such redemption is, in its judgment, in the best interests of the Company and its stockholders. Immediately upon the action of the Board of Directors electing to redeem the Rights, the Company will make an announcement thereof, and, upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

           At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date would occur or the time during which the Rights may be redeemed), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein), provides for an earlier Expiration Date or makes certain changes to the definition of Acquiring Person. However, for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board of Directors in office at the commencement of such solicitation, the Rights Agreement may be supplemented or amended only if (A) there are directors then in office who were in office at the commencement of such solicitation and (B) the Board of Directors, with the concurrence of a majority of such directors then in office, determines that such supplement or amendment is, in their judgment, in the best interests of the Company and its stockholders.

           The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger or other business combination approved by the Board since the Board of Directors may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all but not less than all of the then outstanding Rights at a redemption price of $.01 per Right (subject to adjustment).

           Reference is hereby made to the Rights Agreement to be entered into between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate, and this description is qualified in its entirety by reference to the terms and conditions thereof.

      Transfer Agent and Registrar

           The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.


                        SHARES ELIGIBLE FOR FUTURE SALE


           Upon completion of the Offerings, the Company will have 10,000,000 shares of Common Stock outstanding (assuming no exercise of any options granted by the Company or the Underwriters' overallotment option and excluding any shares of restricted stock issued to non-employee directors of the Company). All shares sold in the Offerings will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" (as defined in the Securities Act) of the Company, which will be subject to the resale limitations of Rule 144 under the Securities Act ("Rule 144").

           Generally, Rule 144 provides that a person who has owned "restricted" shares of Common Stock for at least two years, is entitled to sell on the open market in broker's transactions within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock and (ii) the average weekly trading volume in the Common Stock on the open market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain restrictions relating to manner of sale and the availability of current public information about the Company. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly controls, or is controlled by, or is under the common control with, such issuer.

           Each of the Company, its directors and officers have agreed not to directly or indirectly offer for sale, pledge to sell, file a registration statement relating to, announce the intention to sell, issue (in the case of the Company), contract to sell or otherwise dispose of any Common Stock, with certain limited exceptions, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters.

           The Company intends to file a registration statement under the Securities Act to register all shares of Common Stock issuable under the Equity Incentive Plan. See "Management -- Equity Incentive Plan." This registration statement is expected to be filed as soon as practicable following the consummation of the Offerings and will become effective immediately upon filing. Shares covered by this registration statement as to which an Equity Incentive Plan participant's rights have fully vested and been exercised will be eligible for sale in the public market after the effective date of such registration.

                Prior to the Offerings, there has been no public market for the Common Stock and there can be no assurance that a regular trading market will develop or be sustained after the Offerings. The initial public offering price will be determined through negotiations between the Company and the Underwriters based on factors described under the caption "Underwriting" and may not be indicative of the market price after the Offerings. See "Underwriting."

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK


           The following is a general discussion of certain United States federal tax considerations applicable to the ownership and disposition of Common Stock by "Non-U.S. Holders." In general, a "Non-U.S. Holder" is a beneficial owner of Common Stock other than: (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state or (iii) an estate or trust, the income of which is includible in gross income for United States federal income tax purposes regardless of its source. The term "Non-U.S. Holder" does not include individuals who were United States citizens within the ten-year period immediately preceding the date of this Prospectus and whose loss of United States citizenship had as one of its principal purposes the avoidance of United States taxes. This discussion is based on current law, which is subject to change and is for general information only. There are a number of proposed changes to existing law that would affect the taxation of income earned by foreign trusts and their beneficiaries and the taxation of citizens or residents of the U.S. who abandon their U.S. citizenship or residence. It is not clear whether these proposals will ultimately be enacted, but holders should consult with their tax advisors concerning the possible effect of such proposed legislation. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder.

           Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

           PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

      Dividends

           The Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The Company may in the future consider paying cash dividends on the Common Stock. However, the Board of Directors of the Company has made no decision with respect to the payment of any such dividends, including the timing and amount of any such dividend. See "Dividend Policy." If dividends are paid on the Common Stock, these payments will be treated as a dividend for United States federal income tax purposes to the extent of the Company's current or accumulated earnings and profits for such tax purposes. The portion of a payment that exceeds such earnings and profits will be treated as a return of capital to the extent of each Non-U.S. Holder's tax basis in the Common Stock. The portion of a payment that exceeds such earnings and profits and tax basis will be treated as a gain from the sale or other disposition of the Common Stock to the extent of such excess, with the tax consequences described below under "-- Sale of Common Stock."

           In general, any dividends (i.e., distributions to the extent of current or accumulated earnings and profits for United Sates federal income tax purposes) paid to a Non-U.S. Holder of Common Stock will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either
      (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. For purposes of determining whether tax is to be withheld at a 30% rate or at a lower rate as prescribed by an applicable tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

           Dividends effectively connected with such a United States trade or business or attributable to such United States permanent establishment generally will not be subject to withholding tax (if the Non-U.S. Holder files certain forms, including IRS Form 4224, with the payor of the dividend) and generally will be subject to United States federal tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. In the case of a Non-U.S. Holder that is a corporation, dividend income so connected or attributable may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of its effectively connected earnings and profits subject to certain adjustments) at a 30% rate (or a lower rate prescribed by an applicable income tax treaty).

           A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

      Sale of Common Stock

           In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain recognized upon the disposition of Common Stock unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either such case, the branch profits tax may also apply if the Non-U.S. Holder is a corporation), (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds Common Stock as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States,
      (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the United States tax law applicable to certain United States expatriates or (iv) the Company is or has been a United States real property holding corporation for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period.

      Estate Tax

           Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

      Backup Withholding, Information Reporting and Other Reporting Requirements

           The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

           Under current rules, United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting generally will not apply to (i) dividends paid on Common Stock to a Non-U.S. Holder that is subject to withholding at the 30% rate (or that is subject to withholding at a reduced rate under an applicable treaty), (ii) under current law, dividends paid to a Non-U.S. Holder at an address outside of the United States or (iii) persons who otherwise establish an exemption from backup withholding. However, under the proposed regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the Proposed Regulations are published as final regulations), a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

           The payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and United States backup withholding unless the owner, under penalties of perjury, certifies among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from the disposition of Common Stock paid to or through a non-United States office of a broker that is: (i) a United States person,
      (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income for a specified three-year period is effectively connected with a United States trade or business, (a) backup withholding will not apply unless such broker has actual knowledge that the owner is not a Non-U.S. Holder and (b) information reporting will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary). The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of non-U.S. status.

                Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING


           The U.S. Underwriters named below, for whom Deutsche Morgan Grenfell/C. J. Lawrence Inc., Alex. Brown & Sons Incorporated and Lehman Brothers are acting as representatives (the "U.S. Representatives"), and the International Underwriters named below, for whom Morgan Grenfell & Co., Limited, Alex. Brown & Sons Limited and Lehman Brothers International (Europe) are acting as representatives (the "International Representatives") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the form of which is filed as an exhibit to the Company's Registration Statement, of which this Prospectus is a part), to purchase from the Company the respective number of shares of Common Stock indicated below opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.


      U.S. Underwriters                                              Number of Shares
      -----------------                                              ----------------
      Deutsche Morgan Grenfell/C. J. Lawrence Inc.............
      Alex. Brown & Sons Incorporated.........................
      Lehman Brothers Inc.....................................

                                                                     ----------------
      Subtotal................................................
                                                                     ----------------

      International Underwriters
      --------------------------

      Morgan Grenfell & Co., Limited..........................
      Alex. Brown & Sons Limited..............................
      Lehman Brothers International (Europe)..................

                                                                     ----------------
      Subtotal................................................
                                                                     ----------------
      Total...................................................
                                                                     ================


           Deutsche Morgan Grenfell/C. J. Lawrence Inc. is acting as Global Coordinator of the Offerings.

           The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions.

           The U.S. Underwriters and the International Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the selling concession.

           Under the terms of the Intersyndicate Agreement, the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States persons or to persons they believe intend to resell to persons who are United States persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to any non-United States person or to persons they believe intend to resell to non-United States persons, except, in each case, for transactions pursuant to such agreement. As used herein, "United States person" means any national or resident of the United States or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or of any political subdivision thereof (other than a branch located outside of the United States of any United States person) and includes any United States branch of a person who is otherwise not a United States person and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

           The Underwriters propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Price to Public and Underwriting Discount will be identical in the U.S. and International Offerings. The U.S. Underwriters may allow to selected dealers (who may include the Underwriters) a concession of not more than $________ per share. Such selected dealers may reallow a concession of not more than $_______ to certain other dealers. After the public offering, the price and concessions and re-allowances to dealers and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

           The Company has granted an option to the Underwriters to purchase up to a maximum of 1,500,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

           Pursuant to the Intersyndicate Agreement, each International Underwriter has represented and agreed that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each International Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Common Stock a notice to the foregoing effect.

           Pursuant to the Intersyndicate Agreement, each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell any shares of Common Stock offered hereby to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"), (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock offered hereby if that person is a kind described in Article 11 (3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

           Pursuant to the Intersyndicate Agreement, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any shares of Common Stock acquired in connection with this offering, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the regulation requirement of the Securities and Exchange Law of Japan. Each International Underwriter has further agreed to send to any dealer who purchases from it any of such shares of Common Stock a notice stating in substance that such dealer may not offer or sell any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except pursuant to any exemption from the registration requirement of the Securities and Exchange Law of Japan, and that such dealer will send to any other dealer to whom it sells any shares a notice to the foregoing effect.

           The Underwriting Agreement provides for indemnification of the several Underwriters against certain liabilities including civil liabilities under the Securities Act of 1933, as amended, or contribution to payments the Underwriters may be required to make in respect thereof.

           In connection with the Offering, the Company and each of the Company's directors and executive officers have agreed, with certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the first date on which shares of Common Stock are offered hereby to the public, without the prior written consent of Deutsche Morgan Grenfell/C. J. Lawrence Inc.

           The Company has reserved approximately ___ shares of Common Stock, representing __ % of the shares of Common Stock to be sold in the Offering, for sale to certain of its employees at the public offering price set forth on the cover page hereof. If such shares are not sold to employees of the Company, they will be sold to the public.

           Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price for the Common Stock has been determined by negotiations between Siemens, the Company and the U.S. Representatives. Among the factors considered in determining the initial public offering price were the market values and price/earnings multiples of publicly traded common stock of certain other companies, the sales, earnings and cash flow history and trends of the Company, the experience of the Company's management and the position of the Company in its industry and its prospects. Additionally, consideration was given to the general status of the securities markets, the market conditions for new offerings of securities, the demand for the Common Stock and for similar securities of comparable companies and other relevant factors.

           The Company is currently negotiating a loan facility with Deutsche Bank AG, an affiliate of Deutsche Morgan Grenfell/C. J. Lawrence Inc. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 LEGAL MATTERS


           The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.


                                    EXPERTS


           The financial statements of the Company as of September 30, 1994 and 1995 and for each of the fiscal years in the three-year period ended September 30, 1995 have been included in this Prospectus and elsewhere in this Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION


           The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement (which term shall encompass any amendment thereto) on Form S-1 under the Securities Act, with respect to the shares of Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to summarize the material terms of such documents, but are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                Upon completion of the Offerings, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports and other information with the Commission.
      The Registration Statement and the exhibits and schedules thereto, as well as all such reports and other information filed with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at prescribed rates at the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048, and at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                      GLOSSARY OF SELECTED TECHNICAL TERMS

beam-switching/beam          Techniques used in laser beam delivery systems
 splitting                   which permit the laser beam to be used alternately
                             or simultaneously at different workstations.

CO\\2\\ lasers               Lasers in which the lasing medium is carbon
                             dioxide.  CO\\2\\ lasers used today for material
                             processing usually are based either on cross-flow
                             or axial flow designs.

CO\\2\\ Slab lasers          CO\\2\\ lasers in which a HF discharge takes place
                             between water-cooled copper electrodes which have
                             a large surface allowing maximum heat dissipation
                             (known as "diffusion cooling") and achieving high
                             power density.

cross-flow CO\\2\\ lasers    CO\\2\\ lasers in which the laser gas flows
                             perpendicularly to the resonator axis.

diffusion-cooling            See definition of Slab lasers.
 technology

diode-pumped solid state     Nd:YAG lasers in which the source of excitation is
 lasers                      a laser diode instead of a flash lamp.

electrical efficiency        The ratio of output light energy to input
                             electrical energy.

fast axial-flow CO\\2\\      CO\\2\\ lasers in which the laser gas discharge
 lasers                      occurs in a tube, through which the laser gas
                             mixture flows at a high speed, ensuring that heat
                             is effectively removed.

flash lamp-pumped solid      Nd:YAG lasers in which the source of excitation is
 state lasers                a krypton flash lamp or krypton arc lamp.

galvo-head                   A moving mirror system used in a laser marker to
                             deflect the Nd:YAG laser beam during the vector
                             marking process.

Nd:YAG lasers                Lasers in which the lasing medium is neodymium
                             located in a solid crystal made up of
                             yttrium-aluminum-garnet, usually rod-shaped.

optical resonator            The part of laser in which the excited emission of
                             photons bounces back and forth through the lasing
                             medium.

photons                      Particles of light.

Q-switch A fast electro-optical shutter inserted into the laser resonator, enabling frequencies to be switched at multiples of 10kHz.

spatial coherence            One of the chief characteristics of a laser beam:
                             light in which the light waves are all moving
                             along together in unison.

tailored blank welding       A welding technique pioneered by the Company for
                             welding dissimilar metals of different thicknesses
                             into one sheet.

                 ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES

                     INDEX TO COMBINED FINANCIAL STATEMENTS


Audited Combined Financial Statements:

     Independent Auditors' Report.......................................... F-2

     Combined Balance Sheets as of September 30, 1994 and 1995............. F-3

     Combined Statements of Operations for the fiscal years ended
        September 30, 1993, 1994 and 1995.................................. F-4

     Combined Statements of Stockholders' Equity for the fiscal years ended September 30, 1993, 1994 and 1995............................ F-5

     Combined Statements of Cash Flows for the fiscal years ended
        September 30, 1993, 1994 and 1995.................................. F-6

     Notes to Combined Financial Statements................................ F-7


Unaudited Combined Financial Statements:

     Combined Balance Sheet as of June 30, 1996............................ F-17

     Combined Statements of Operations for the nine-month periods ended
        June 30, 1995 and 1996............................................. F-18

     Combined Statement of Stockholders' Equity for the nine-month period ended June 30, 1996................................................ F-19

     Combined Statements of Cash Flows for the nine-month periods ended
        June 30, 1995 and 1996............................................. F-20

     Notes to Combined Financial Statements................................ F-21

                          Independent Auditors' Report
                          ----------------------------


      The Shareholders of Rofin-Sinar
         Technologies Inc. and Affiliates:


      We have audited the accompanying combined balance sheets of Rofin-Sinar Technologies Inc. and Affiliates as of September 30, 1994 and 1995, and the related combined statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Rofin-Sinar Technologies Inc. and Affiliates as of September 30, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1995, in conformity with generally accepted accounting principles.



      Detroit, Michigan
      July 19, 1996

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
                            Combined Balance Sheets
                          September 30, 1994 and 1995
                             (dollars in thousands)


Assets                                                   1994       1995
- ------                                                 ---------  --------
Current assets:
 Cash                                                  $    839       691
 Trade accounts receivable                               18,858    26,404
 Less allowance for doubtful accounts                    (1,005)   (1,252)
                                                       --------   -------
       Trade accounts receivable, net                    17,853    25,152
 Other accounts receivable                                  851     1,264
 Inventories (note 2)                                    20,634    28,169
 Prepaid expenses                                           158       184
 Deferred income tax assets - current (note 9)            7,864     6,614
                                                       --------   -------
       Total current assets                              48,199    62,074
Property and equipment, at cost (note 3)                 38,148    41,352
 Less accumulated depreciation                          (12,113)  (14,237)
                                                       --------   -------
       Property and equipment, net                       26,035    27,115
Deferred income tax assets - noncurrent (note 9)          1,745     1,574
Other assets                                                688       232
                                                       --------   -------
       Total assets                                    $ 76,667    90,995
                                                       ========   =======
 Liabilities and Stockholders' Equity
 ------------------------------------
Current liabilities:
 Line of credit (note 6)                               $ 18,900    18,900
 Bank loans (note 5)                                      3,480     2,905
 Advances from Parent (note 6)                            7,000     7,000
 Accounts payable, trade                                  3,808     5,640
 Accrued liabilities (note 4)                            10,084    11,496
 Deferred income tax liability - current (note 9)            --     1,603
                                                       --------   -------
       Total current liabilities                         43,272    47,544
Pension obligations (note 8)                              2,840     3,762
Minority interests                                          (28)       16
                                                       --------   -------
     Total liabilities                                   46,084    51,322
Stockholders' equity:
 Parent's capital                                        29,114    34,224
 Cumulative foreign currency translation adjustment       1,469     5,449
                                                       --------   -------
     Total stockholders' equity                          30,583    39,673
                                                       --------   -------
     Total liabilities and stockholders' equity        $ 76,667    90,995
                                                       ========   =======


      See accompanying notes to combined financial statements.

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
                       Combined Statements of Operations
                 Years ended September 30, 1993, 1994, and 1995
                             (dollars in thousands)


                                                   1993      1994     1995
                                                 ---------  -------  ------
Net sales                                        $ 60,034   69,217   92,466
Cost of goods sold                                 47,745   46,993   57,162
                                                 --------   ------   ------
         Gross profit                              12,289   22,224   35,304
Selling, general, and administrative expenses      21,951   17,059   20,673
Research and development expenses                  10,276    6,834    6,719
                                                 --------   ------   ------
Income (loss) from operations                     (19,938)  (1,669)   7,912
Other expense (income):
 Interest expense, net (notes 5 and 6)              1,654    1,308    1,272
 Minority interest                                   (720)       5        9
 Miscellaneous                                        514      134      366
                                                 --------   ------   ------
    Total other expense, net                        1,448    1,447    1,647
                                                 --------   ------   ------
    Income (loss) before income taxes             (21,386)  (3,116)   6,265

Income tax expense (benefit) (note 9)              (1,565)  (1,422)   3,052
                                                 --------   ------   ------
         Net income (loss)                       $(19,821)  (1,694)   3,213
                                                 ========   ======   ======


      See accompanying notes to combined financial statements.

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
                  Combined Statements of Stockholders' Equity
                 Years ended September 30, 1993, 1994, and 1995
                             (dollars in thousands)



                                                    Cumulative
                                                     Foreign
                                                     Currency        Total
                                        Parent's   Translation   Stockholders'
                                         Capital    Adjustment       Equity
                                        ---------  ------------  --------------
Balances at September 30, 1992          $ 59,574         2,885          62,459
Foreign currency translation                  --        (3,054)         (3,054)
 adjustment
Capital distributions to Parent           (3,747)           --          (3,747)
Net loss                                 (19,821)           --         (19,821)
                                        --------        ------         -------
Balances at September 30, 1993            36,006          (169)         35,837
Foreign currency translation                  --         1,638           1,638
 adjustment
Capital distributions to Parent           (5,198)           --          (5,198)
Net loss                                  (1,694)           --          (1,694)
                                        --------        ------         -------
Balances at September 30, 1994            29,114         1,469          30,583
Foreign currency translation                  --         3,980           3,980
 adjustment
Capital contributions from Parent          1,897            --           1,897

Net income                                 3,213            --           3,213
                                        --------        ------         -------
Balances at September 30, 1995          $ 34,224         5,449          39,673
                                        ========        ======         =======


      See accompanying notes to combined financial statements.

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
                       Combined Statements of Cash Flows
                 Years ended September 30, 1993, 1994, and 1995
                             (dollars in thousands)

                                                                 1993      1994     1995
                                                               ---------  -------  -------
Cash flows from operating activities:
 Net income (loss)                                             $(19,821)  (1,694)   3,213
 Adjustments to reconcile net income (loss) to
       net cash provided (used) by operating activities:
   Depreciation and amortization                                  2,803    2,527    2,364
   Loss on disposal of property and equipment                       244       32      214
   Deferred income taxes                                         (1,565)  (1,328)   2,476
   Minority interest in losses of subsidiary                       (720)       5        9
   Change in operating assets and liabilities:
      Trade accounts receivable                                  13,959    3,969   (6,683)
      Other accounts receivable                                   4,812       (5)    (184)
      Inventories                                                 6,881    3,846   (6,204)
      Prepaid expenses and other                                    312       60      235
      Accounts payable, trade                                    (3,377)  (1,961)   2,782
      Accrued liabilities and pension obligation                     85      414    1,619
                                                               --------   ------   ------
         Net cash provided (used) by operating activities         3,613    5,865     (159)
                                                               --------   ------   ------
Cash flows from investing activities:
      Additions to furniture and equipment                       (1,086)    (452)  (1,936)
      Proceeds from sale of furniture and equipment                 280      201      515
      Investment in subsidiary                                       --       --       19
                                                               --------   ------   ------
         Net cash used by investing activities                     (806)    (251)  (1,402)
                                                               --------   ------   ------
Cash flows from financing activities:
   Increase (decrease) in parent capital                         (3,747)  (5,198)   1,897
   Repayments to bank                                                --      (79)    (515)
                                                               --------   ------   ------
         Net cash provided (used) by financing activities        (3,747)  (5,277)   1,382
                                                               --------   ------   ------
Effect of foreign currency translation on cash                      144      (88)      31
                                                               --------   ------   ------
Net increase (decrease) in cash                                    (796)     249     (148)
Cash at beginning of period                                       1,386      590      839
                                                               --------   ------   ------
Cash at end of period                                          $    590      839      691
                                                               ========   ======   ======
Cash paid during the period for interest                       $    131      125      139
                                                               ========   ======   ======
Cash paid (received) during the period for income taxes        $   --        --       --
                                                               ========   ======   ======




      See accompanying notes to combined financial statements.

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
                     Notes to Combined Financial Statements
                       September 30, 1993, 1994, and 1995
                             (dollars in thousands)


      (1)  Summary of Accounting Policies
           ------------------------------

           (a)  Description of the Company and Business
                ---------------------------------------

                The accompanying financial statements present the historical financial information of the industrial laser businesses of Siemens AG (Siemens or Parent), representing the combined operations of Rofin-Sinar, Inc. (a United States company), and Rofin-Sinar Laser GmbH (a Federal Republic of Germany limited liability company), each of which is owned either directly or indirectly by Siemens. Rofin-Sinar Laser GmbH includes the consolidated accounts of its 99.97 percent-owned subsidiary, Rofin-Sinar France S.A.; its 90.65 percent (83.5 percent in 1993 and 1994)-owned subsidiary, Rofin-Sinar Italiana S.r.L.; and its 51 percent-owned subsidiary, Rofin Marubeni Laser Corporation (a Japanese entity). Because Rofin-Sinar, Inc. and Rofin-Sinar Laser GmbH are each directly or indirectly wholly owned by a common parent, the accompanying financial statements are presented as combined rather than consolidated. All significant intercompany balances and transactions have been eliminated in combination.

                Immediately prior to the closing of a public offering (the "Offering") of common stock of Rofin-Sinar Technologies, Inc., a newly formed holding company indirectly owned by Siemens AG, the business operations of the Rofin-Sinar Inc. and Rofin-Sinar Laser GmbH (Rofin Sinar Group), including all assets and liabilities, will be sold to Rofin-Sinar Technologies Inc. (reorganization). A portion of the proceeds from the public offering will be used to purchase all outstanding stock of Rofin-Sinar Group from Siemens AG and its subsidiaries. The reorganization will constitute a combination of entities under common control and, for financial statement purposes, will be accounted for by combining the historical accounts of Rofin-Sinar Group and Rofin-Sinar Technologies Inc. (Rofin-Sinar or Company), in a manner similar to pooling-of-interests accounting.

                The primary business of Rofin-Sinar is to develop, manufacture, and market industrial lasers and supplies used for material processing applications. The majority of the Company's customers are in the machine tool, automotive, semiconductor, and electronics industries and are located in the United States, Europe, and Asia. Rofin-Sinar generates approximately 75 percent of its revenues from the sale and installation of new lasers and approximately 25 percent from aftermarket support for the Company's existing laser products.

                The combined financial statements are derived from the historical financial statements of Rofin-Sinar Group.
                Management believes the accompanying statements of operations include a reasonable allocation of all expenses the Company will incur as an independent company.

           (b)  Inventories
                -----------

                Inventories are stated at the lower of cost or market after provisions for excess and obsolete inventory salable at prices below cost. Costs are determined using the first in, first out and weighted average cost methods.

                 ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements, Continued
                            (dollars in thousands)



           (c)  Property and Equipment
                ----------------------

                Property and equipment are recorded at cost and depreciated over their useful lives, except for leasehold improvements, which are amortized over the lesser of their useful lives or the term of the lease. The methods of depreciation are straight line for financial reporting purposes and accelerated for income tax purposes. Depreciable lives for financial reporting purposes are as follows:

                                                         Useful
                                                         Lives
                                                         -----
                     Buildings                         40 years
                     Machinery and equipment           3-10 years
                     Furniture and fixtures            3-10 years
                     Computers and software            3-4 years
                     Leasehold improvements            5-15 years

           (d)  Revenue Recognition
                -------------------

                Revenues are recognized when a laser product is shipped or services are performed.

           (e)  Income Taxes
                ------------

                Income taxes are accounted for following Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109). Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

                The Company's results have been included in the consolidated federal income tax return of Siemens Corporation in the U.S. and, for periods prior to October 1, 1995, Siemens AG in Germany. For periods from and after October 1, 1995, the Company will file a separate tax return in Germany. For purposes of these financial statements, income taxes are computed on a separate tax return basis.

           (f)  Accounting for Warranties
                -------------------------

                The Company issues a standard warranty of one year for parts and labor on lasers that are sold. However, extended warranties for up to two years on parts and one year on labor are negotiated on a contract-by-contract basis. The Company provides for estimated warranty costs as products are shipped.

                 ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements, Continued
                            (dollars in thousands)



           (g)  Foreign Currency Translation
                ----------------------------

                In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the assets and liabilities of the Company's operations outside the United States are translated into U.S. dollars at exchange rates in effect on the balance sheet date, and revenues and expenses are translated using a weighted average exchange rate during the period. Gains or losses resulting from translating foreign currency financial statements are recorded in a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in net income.

           (h)  Research and Development Expenses
                ---------------------------------

                Research and development costs are expensed when incurred and are net of government grants of $448, $611 and $1,400 received for the years ended September 30, 1993, 1994, and 1995, respectively. The Company has no future obligations under such grants.

           (i)  Financial Instruments
                ---------------------

                Financial instruments of the Company, consisting principally of cash, accounts receivable, accounts payable, and bank loans, are recorded at amounts which approximate estimated fair value. The estimated fair value amounts are determined by the Company using available market information and available valuation methodologies.

           (j)  Use of Estimates
                ----------------

                Management of the Company makes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

      (2)    Inventories
             -----------

             Inventories are summarized as follows:

                                                          September 30,
                                                  -------------------------
                                                     1994           1995
                                                     ----           ----
             Finished goods                       $   5,502         8,243
             Work in progress                         4,824         5,595
             Raw materials and supplies               5,401         7,337
             Demo inventory                           1,998         2,754
             Service parts                            2,909         4,240
                                                    -------        ------
                 Total inventories                $  20,634        28,169
                                                    =======        ======

                 ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements, Continued
                            (dollars in thousands)


      (3)  Property and Equipment
           ----------------------

           Property and equipment include the
            following:

                                                          September 30,
                                                   -----------------------
                                                        1994        1995
                                                        ----        ----
           Buildings                                $ 24,166      26,159
           Technical machinery and equipment           4,635       5,491
           Furniture and fixtures                      5,822       5,907
           Computers and software                      2,619       2,828
           Leasehold improvements                        906         967
                                                     -------      ------
                                                    $ 38,148      41,352
                                                     =======      ======

      (4)  Accrued Liabilities
           -------------------

           At September 30, 1994 and 1995, accrued liabilities are comprised of the following:

                                                        1994       1995
                                                        ----       ----
           Employee compensation                    $  3,646      4,256
           Warranty reserves                           2,375      4,020
           Customer deposits                             509        395
           Other                                       3,554      2,825
                                                     -------     ------
                                                    $ 10,084     11,496
                                                     =======     ======

      (5)  Bank Loans
           ----------

           The Company's Japanese subsidiary has loans with Bank of Yokohama and Sakura Bank totalling $3,480 and $2,905 at September 30, 1994 and 1995, respectively. The floating interest rates to the banks ranged from 4.0 percent to 4.75 percent in 1993, 3.4 percent to 4.4 percent in 1994, and 1.6 percent to 2.6 percent in 1995. Such loans are guaranteed by Siemens affiliates.

      (6)  Line of Credit
           --------------

           These financial statements assume intercompany borrowings from the Parent of $18,900 for all periods. Interest expense has been calculated at floating market rates for each of the periods presented, which was 8.8 percent, 6.7 percent, and 6.2 percent for the years ended September 30, 1993, 1994, and 1995, respectively.

           In addition, these financial statements assume non-interest bearing advances from Siemens AG of $7,000 for all periods presented which will be repaid by the Company from the proceeds of the Offering.

      (7)  Lease Commitments
           -----------------

           The Company leases operating facilities and equipment under operating leases which expire at various dates through 2001. The lease agreements require payment of real estate taxes, insurance, and maintenance expenses by the Company.

                 ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements, Continued
                            (dollars in thousands)

      (7)  Lease Commitments (continued)
           -----------------

           Future minimum lease payments under noncancelable operating leases as of September 30, 1995, are:


                      Year Ending September 30,         Total
                      -------------------------         -----
                         1996                          $1,130
                         1997                             928
                         1998                             538
                         1999                             248
                         2000                             185
                         2001 and thereafter               45

           Rent expense charged to operations for the years ended September 30, 1993, 1994, and 1995, approximates $1,335, $1,306, and $1,300, respectively.

      (8)  Employee Benefit Plans
           ----------------------

           Substantially all of the Company's U.S. and German employees participate in defined benefit pension plans. The Company's U.S. plan began in fiscal 1995.

           The following table sets forth the funded status of the plans at September 30, 1994 and 1995:

                                                                          1994          1995
                                                                         ------        ------
            Actuarial present value of benefit obligation:
              Vested employees                                         $    810         1,363
              Nonvested employees                                         1,010         1,709
                                                                         ------         -----

                          Accumulated benefit obligation                  1,820         3,072

           Effects of assumed future compensation increase                  357           880
                                                                         ------         -----

                          Projected benefit obligation                    2,177         3,952

           Plan assets                                                       --            --
                                                                         ------         -----

                          Projected benefit obligation in excess of       2,177         3,952
                             plan assets

           Unrecognized net gain                                            663           465
           Unrecognized prior service cost                                   --          (655)
                                                                         ------         -----

                       Accrued Pension Cost                            $  2,840         3,762
                                                                         ======         =====

                 ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements, Continued
                            (dollars in thousands)



      (8)  Employee Benefit Plans (continued)
           ----------------------

           The pension costs of the following components for the years ended
           September 30, 1993, 1994, and 1995:

                                                      1993    1994     1995
                                                     -----    ----     ----
           Service cost                            $   199     203      391
           Interest on projected benefit
               obligations                             141     144      229
           Amortization of unrecognized prior
               service cost                             --      --       63
           Amortization of unrecognized gain            --      (2)     (32)
                                                     -----    ----     ----

              Net pension cost                     $   340     345      651
                                                     =====    ====     ====

           Pensions generally provide benefits based on years of service. A discount rate for the U.S. of 7.5 percent (7.0 percent for foreign plan) as of September 30, 1993 and 1995, and 8.0 percent (7.5 percent for foreign plan) as of September 30, 1994, is assumed. Increases in future compensation levels for the plan are projected at 5 percent. Prior service costs and actuarial gains and losses are generally amortized over the average remaining service period of active employees.

           The Company has a 401(k) profit-sharing plan for the benefit of all eligible U.S. employees, as defined by the plan. Participating employees may contribute up to 16 percent of their qualified annual compensation. The Company matches 50 percent of the first 6 percent of the employees' compensation contributed as a salary deferral. Company contributions for the years ended September 30, 1993, 1994, and 1995, are $103, $95, and, $115, respectively.

      (9)  Income Taxes
           ------------

           Income (loss) before income taxes is attributable to the following geographic regions for the years ended September 30, 1993, 1994, and 1995:


                                   1993         1994        1995
                                   ----         ----        ----

           United States        $  (4,598)      1,315        649
           Germany                (15,257)     (3,845)     5,631
           France                      21         140        289
           Italy                     (250)         93        193
           Japan                   (1,302)       (819)      (497)
                                  -------       -----      -----

                                $ (21,386)     (3,116)     6,265
                                  =======       =====      =====

                 ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements, Continued
                            (dollars in thousands)



      (9)  Income Taxes (continued)
           ------------

           The provision for income tax expense (benefit) is comprised of the following amounts:

                                                          Year Ended September 30,
                                                     ---------------------------------
                                                          1993      1994      1995
                                                          ----      ----      ----
           Current:
               United States                         $      --        --         --
               Foreign                                      --        (94)       576
                                                         -----      -----      -----

                            Total current                   --        (94)       576

           Deferred:
               United States                            (1,565)       465        249
               Foreign                                      --     (1,793)     2,227
                                                         -----      -----      -----

                            Total deferred              (1,565)    (1,328)     2,476
                                                         -----      -----      -----

                            Total income tax expense $  (1,565)    (1,422)     3,052
                             (benefit)                   =====      =====      =====


           Statutory tax rates in the U.S., Italy, France, and Japan approximate 35 percent, 52 percent, 37 percent (33 percent in 1993 and 1994), and 52 percent, respectively, for all periods presented.

           German corporate tax law applies the imputation system with regard to the taxation of the income of a corporation (such as Rofin-Sinar Laser GmbH (RSL)) and its stockholders (such as Rofin-Sinar Technologies Inc. (RST)). In general, retained corporate income is subject to a municipal trade tax (which for Hamburg and Gunding on a combined basis is 16.7%), which is deductible for federal corporate income tax purposes, a federal corporate income tax rate of 45% (50% prior to January 1, 1994) and, effective January 1, 1995, a surcharge of 7.5% on the federal corporate income tax amount.

           Profits which are distributed by a German corporate taxpayer (such as RSL) in the form of a dividend are subject to a reduced federal corporate income tax rate of 30% (36% prior to January 1, 1994) plus the 7.5% surcharge on the federal corporate income tax amount calculated at the reduced rate. Dividends paid by RSL to RST are subject to a withholding tax at a rate of 5% pursuant to the income tax treaty currently in effect between the United States and Germany.

           Tax expense and deferred taxes have been recorded at rates assuming all earnings of RSL will be dividended to RST.

                 ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements, Continued
                            (dollars in thousands)

      (9)  Income Taxes (continued)
           ------------

           The difference between actual income tax expense and the amount computed by applying the U.S. federal income tax rate of 35 percent is as follows:

                                                    1993     1994     1995
                                                    ----     ----     ----

Computed "expected" tax expense (benefit)         $(7,485)  (1,060)  2,353
Foreign operating loss for which no benefit is
   recognized                                       8,378      421     257
Difference between U.S. and foreign statutory
   rates                                           (2,233)    (387)    446
Change in foreign tax rate                            (19)    (365)    147
Other                                                (206)     (31)   (151)
                                                      ---       --     ---

Actual tax expense (benefit)                      $(1,565)  (1,422)  3,052
                                                    =====    =====   =====

           The tax effects of temporary differences that give rise to the net deferred tax assets are as follows:

                                                             1994     1995
                                                             ----     ----
Deferred tax assets:
  Foreign:
    German reorganization benefits                          $ 3,708   3,621
      Net operating loss carryforwards                        4,155   2,157
      Other, net                                                234     283
                                                            -------  ------
                                                              8,097   6,061
  United States:
      Bad debt allowance                                        105     105
      Accrued liabilities                                       573     980
      Inventory                                               1,058   1,300
      Net operating loss carryforward                         5,257   4,340
      Other                                                      42      60
                                                            -------  ------
      Gross deferred tax assets                              15,132  12,846
  Less:  Valuation allowance                                  2,192   2,028
                                                            -------  ------
      Net deferred tax assets                                12,940  10,818

                 ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements, Continued
                            (dollars in thousands)


  (9)      Income Taxes (continued)
           ------------


           Deferred tax liabilities:
           Foreign:
                 Depreciation                                (2,227)  (2,501)
                 Inventory                                     (435)    (916)
                 Bad debt allowance                             (87)    (297)
                 Accrued liabilities                           (582)    (519)
                                                            -------   ------
                                                             (3,331)  (4,233)
                                                            -------   ------
                          Net deferred income tax assets    $ 9,609    6,585
                                                            =======   ======

           In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 1995.

           At September 30, 1995, the Company has U.S. federal net operating loss carryforwards available of $12,400, which expire in 2002, and Japanese net operating loss carryforwards of $3,900, which expire in 2000. Upon the consummation of the Offerings, the utilization by the Company of its U.S. net operating loss carry forwards will be subject to limitation under Section 382 of the Internal Revenue Code of 1986, as amended.

           Pursuant to tax arrangements between the Company and Siemens in Germany, certain prior period net operating losses of the Company in Germany have been used by Siemens and are not available to the Company to reduce future income tax liabilities in Germany.

  (10)     Related Party Transactions
           --------------------------

           The Company purchases certain goods and services from Siemens AG and its affiliates. The amount of such purchases, which are primarily raw material inventories, is $2,204, $2,704 and $2,445 for the years ended September 30, 1993, 1994, and 1995, respectively. The Company also recorded sales to Siemens AG and its affiliates totaling $1,598, $2,890 and $1,241 for the years ended September 30, 1993, 1994, and 1995, respectively.

           The Company also had sales to one of its joint venture partners in Japan amounting to $255 in 1993, $1,323 in 1994, and $2,172 in 1995.

                 ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements, Continued
                            (dollars in thousands)



      (11) Geographic Information
           ----------------------

           Assets, revenues and income (loss) before taxes, by geographic region, at September 1994 and 1995 and for the years ended September 30, 1993, 1994, and 1995, are summarized below:


                                                1994                1995
                                                ----                ----
                    Assets
                    ------
           United States                     $ 21,692               28,129
           Germany                             52,129               59,678
           Other                                7,990                9,524
           Intercompany eliminations           (5,144)              (6,336)
                                             ---------           ---------
                 Total                       $ 76,667              90,995
                                             =========           =========

                                           Total Business                 Intersegment Revenue            External Revenues
                                  -----------------------------   --------------------------------   -------------------------
                                    1993      1994       1995      1993         1994        1995     1993      1994     1995
                                    ----      ----       ----      ----         ----        ----     ----      ----     ----
Revenues
- --------
United States                     $ 25,371    30,627     35,189     2,636        1,668       3,595   22,735    28,959   31,594
Germany                             42,490    44,479     70,020    13,881       12,884      21,419   28,609    31,595   48,601
Other                                9,889     8,936     12,534     1,199          273         263    8,690     8,663   12,271
Intercompany eliminations          (17,716)  (14,825)   (25,277)  (17,716)     (14,825)    (25,277)    --        --       --
                                  --------   -------    -------    ------       ------      ------   ------    ------  -------
     Total                        $ 60,034    69,217     92,466      --           --          --     60,034    69,217   92,466
                                  ========   =======    =======    ======       ======      ======   ======    ======  =======



Income (Loss) Before Taxes
- --------------------------
                                       1993         1994         1995
                                       ----         ----         ----
United States                        $ (4,598)     1,315          649
Germany                               (15,257)    (3,845)       5,631
Other                                  (1,531)      (586)         (15)
                                     --------     ------        -----
     Total                           $(21,386)    (3,116)       6,265
                                     =========    ======        =====

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
                       Combined Balance Sheet (Unaudited)
                             (dollars in thousands)


                        Assets                           June 30, 1996
                        ------                           -------------
Current assets:
   Cash                                                       $  1,260
   Trade accounts receivable                                    36,696
   Allowance for doubtful accounts                              (1,120)
                                                              --------

          Trade accounts receivable, net                        35,576

   Other accounts receivable                                     1,419
   Inventories (note 2)                                         34,142
   Prepaid expenses                                                183
   Deferred income tax assets - current                          5,721
                                                              --------

          Total current assets                                  78,301

Property and equipment, at cost                                 40,217
   Less accumulated depreciation                               (15,241)
                                                              --------

          Property and equipment, net                           24,976

Deferred income tax assets - noncurrent                          1,085
Other assets                                                       147
                                                              --------

          Total assets                                        $104,509
                                                              ========

         Liabilities and Stockholders' Equity
         ------------------------------------

Current liabilities:
   Line of credit (note 4)                                    $ 18,900
   Loan from affiliate (note 4)                                  6,687
   Advances from parent (note 4)                                 7,000
   Accounts payable, trade                                       5,819
   Income taxes payable                                          4,177
   Accrued liabilities (note 3)                                 16,442
   Deferred income tax liability - current                       1,139
                                                              --------

       Total current liabilities                                60,164

Pension obligations                                              3,369
Minority interests                                                  22
                                                              --------

          Total liabilities                                     63,555

Stockholders' equity:
   Parent's capital                                             38,177
   Cumulative foreign currency translation adjustment            2,777
                                                              --------

          Total stockholders' equity                            40,954
                                                              --------

 Total liabilities and stockholders' equity                   $104,509
                                                              ========

See accompanying notes to combined financial statements.

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
                 Combined Statements of Operations (Unaudited)
                             (dollars in thousands)



                                                 Nine Months Ended June 30,
                                                 ---------------------------
                                                     1995          1996
                                                     ----          ----

Net sales                                             $65,460       $83,372
Cost of goods sold                                     40,475        51,466
                                                      -------       -------

       Gross profit                                    24,985        31,906

Selling, general, and administrative expenses          14,534        15,221
Research and development expenses                       5,903         5,850
                                                      -------       -------

Income from operations                                  4,548        10,835

Other expense (income):
   Interest expense, net (note 4)                         947           790
   Minority interest                                        2             6
   Miscellaneous                                          110           (53)
                                                      -------       -------

          Total other expense                           1,059           743
                                                      -------       -------

          Income before income taxes                    3,489        10,092

Income tax expense                                      1,725         4,354
                                                      -------       -------

          Net income                                  $ 1,764       $ 5,738
                                                      =======       =======

See accompanying notes to combined financial statements.

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
                  Combined Statements of Stockholders' Equity
                             (dollars in thousands)


                                                    Cumulative
                                                     Foreign
                                                     Currency        Total
                                        Parent's   Translation   Stockholders'
                                         Capital    Adjustment       Equity
                                         -------    ----------       ------
Balances at September 30, 1995           $34,224         5,449          39,673

Foreign currency translation                  --        (2,672)         (2,672)
 adjustment
Capital distributions to Parent           (1,785)           --          (1,785)
Net income                                 5,738            --           5,738
                                         -------        ------          ------

Balances at June 30, 1996                $38,177         2,777          40,954
                                         =======        ======          ======

See accompanying notes to combined financial statements.

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
                 Combined Statements of Cash Flows (Unaudited)
                             (dollars in thousands)

                                                      Nine months ended June 30,
                                                      --------------------------
                                                          1995           1996
                                                          ----           ----
Cash flows from operating activities:
 Net income                                              $1,764         $5,738
 Adjustments to reconcile net income to net
   cash provided (used) by operating activities:
 Depreciation and amortization                            1,773          1,830
 Loss on disposal of property and equipment                 369             19
 Deferred income taxes                                    2,787          1,245
 Minority interest in losses of subsidiary                    2              6
 Change in operating assets and liabilities:
 Trade accounts receivable                               (7,349)       (11,933)
 Other accounts receivable                                 (146)          (354)
 Inventories                                             (3,548)        (6,097)
 Prepaid expenses and other                                  62             56
 Accounts payable, trade                                  7,384            263
 Income taxes payable                                       --           4,382
 Accrued liabilities and pension obligation                (494)         4,636
                                                            ---          -----

   Net cash provided (used) by operating                  2,604           (209)
    activities                                            -----            ---

Cash flows from investing activities:
 Additions to furniture and equipment                    (1,448)        (1,393)
 Proceeds from sale of furniture and equipment              100            --
 Investment in subsidiary                                   (18)           --
                                                             --          -----

   Net cash used by investing activities                 (1,366)        (1,393)
                                                          -----          -----

Cash flows from financing activities:
 Decrease in parent capital                              (1,293)        (1,785)
 Borrowings from affiliate                                  --           6,921
 Repayments to bank                                         (94)        (2,905)
                                                             --          -----

   Net cash provided (used) by financing                 (1,387)         2,231
    activities                                            -----          -----

Effect of foreign currency translation on cash               87            (60)
                                                             --             --

Net increase (decrease) in cash and cash                    (62)           569
 equivalents

Cash at beginning of period                                 839            691
                                                            ---            ---

Cash at end of period                                      $777         $1,260
                                                            ===          =====

Cash paid during the period for interest                    $60            $90
                                                            ---            ---

Cash paid (received) during the period for
 income taxes                                            $  --          $  --
                                                          =====          =====

See accompanying notes to combined financial statements.

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements (Unaudited)
                             (dollars in thousands)



      (1)  Basis of Presentation
           ---------------------

           The accompanying unaudited combined financial statements have been prepared by management and in the opinion of management, contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 30, 1996, and the results of its operations and cash flows for each of the nine months ended June 30, 1995 and 1996. Results for interim periods are not necessarily indicative of those to be expected for the year.

           The accompanying unaudited financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying unaudited financial statements should be read in conjunction with the more detailed audited financial statements and footnotes included in the Registration Statement.

      (2)  Inventories
           -----------

           Inventories are summarized as follows at June 30, 1996:


           Finished goods                     $ 6,699
           Work in process                      7,535
           Raw materials and supplies          10,094
           Demo inventory                       4,609
           Service parts                        5,205
                                              -------

                Total inventories             $34,142
                                              =======

      (3)  Accrued Liabilities
           -------------------

           At June 30, 1996, accrued liabilities are comprised of the following:

           Employee compensation              $  5,910
           Warranty reserves                     4,561
           Customer deposits                     1,868
           Other                                 4,103
                                              --------

                                              $ 16,442
                                              ========

      (4)  Debt
           ----

           These financial statements assume interest bearing intercompany borrowings from Siemens AG in both the United States and Germany totaling $18,900. Interest expense has been calculated at floating market rates for each of the periods presented, which was 6.2 percent and 4.9 percent at June 30, 1995 and 1996, respectively. The Company is negotiating a bank commitment to refinance these borrowings approximately one week after the consummation of the Offering.

                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
               Notes to Combined Financial Statements (Unaudited)
                             (dollars in thousands)


       (4) Debt (continued)
           ----

           In addition, these financial statements assume non-interest bearing advances from Siemens AG of $7,000. This amount will be repaid from proceeds upon the closing of the common stock offering.

           The Company's Japanese subsidiary has loans with an affiliate of Siemens totaling $6,687 at June 30, 1996. The Company has paid interest at a floating market rate which was 2 percent at June 30, 1996.

      (5)  Subsequent Event
           ----------------

           The Company intends to file a Registration Statement with the Securities and Exchange Commission relating to the issuance and registration of 10,000,000 shares of common stock (before the exercise of the underwriters' over-allotment option).

- --------------------------------------------------------------------------------

No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.



- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Prospectus Summary .......................................................    3
Risk Factors .............................................................    7
Use of Proceeds ..........................................................   12
Dividend Policy ..........................................................   13
Capitalization ...........................................................   15
Selected Combined Financial Information
  and Operating Data .....................................................   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations .............................................................   17
Business .................................................................   25
Management ...............................................................   44
Ownership of Common Stock ................................................   53
Certain Transactions .....................................................   53
Description of Capital Stock .............................................   55
Shares Eligible for Future Sale ..........................................   59
Certain United States Federal Tax
  Considerations for Non-U.S. Holders of
  Common Stock ...........................................................   61
Underwriting .............................................................   64
Legal Matters ............................................................   67
Experts ..................................................................   67
Additional Information ...................................................   67
Glossary of Selected Technical Terms .....................................   68
Index to Financial Statements ............................................  F-1

   Until _____, 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.


[ROFIN-SINAR LOGO APPEARS HERE]


10,000,000 Shares

Common Stock




Deutsche Morgan Grenfell

Alex. Brown & Sons
 Incorporated

Lehman Brothers


Prospectus

             , 1996

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS


      Item 13.  Other Expenses of Issuance and Distribution

           The following table shows the expenses, other than underwriting discounts and commissions, to be incurred in connection with the sale and distribution of the securities being registered. Except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market quotation fee, all of the following amounts are estimates.

                                                       Amount
                                                   to Be Paid
                                                   ----------
           SEC Registration Fee                       $39,656
           NASD Filing Fee                             12,000
           Nasdaq National Market Quotation Fee             *
           Blue Sky Fees and Expenses                  20,000
           Legal Fees and Expenses                          *
           Accounting Fees and Expenses                     *
           Printing Expenses                                *
           Miscellaneous Expenses                           *
                                                 ------------

              Total                              $          *
                                                 ============

           The Company will bear a pro rata portion of the foregoing expenses equal to the proportion between $13 million and the total gross proceeds from the Offerings.

      _________________

      *  To be filed by amendment.

      Item 14.  Indemnification of Directors and Officers.

           Section 145 of the Delaware General Corporation Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper. Any such indemnification may be made by the Company only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Certificate of Incorporation of the Company permits indemnification of its directors and officers to the maximum extent permitted by Delaware law, as the same may be amended from time to time.

           The Company has in effect a directors and officers liability insurance policy indemnifying the directors and officers of the Company for certain liabilities incurred by them, including liabilities under the Securities Act. The Company pays the entire premium of this policy.

           The Company's Certificate of Incorporation contains a provision that eliminates the personal liability of directors of the Company for monetary damages for certain breaches of fiduciary duty, as permitted by Section 102(b)(7) of the Delaware General Corporation Law.

           Pursuant to the Underwriting Agreement between the Company and the Underwriters included as Exhibit 1 to this Registration Statement, the officers and directors of the Company are indemnified by the Underwriters against certain civil liabilities under the Securities Act.

      Item 15.  Recent Sales of Unregistered Securities.

           Other than one share issued to Siemens Power Corporation upon the Registrant's incorporation, no securities of the Registrant have been issued or sold by the Registrant in the last three years.

      Item 16.  Exhibits and Financial Statement Schedules.

      (a)  Exhibits:
                                                                                             Page
                                                                                             ----
           1.1          -- Form of Underwriting Agreement*
           3.1          -- Form of Restated Certificate of Incorporation of the
                           Company*
           3.2          -- By-laws of the Company*
           4.1          -- Specimen Certificate of Common Stock*
           5.1          -- Opinion of Shearman & Sterling as to the validity of
                           Common Stock*
          10.1          -- Sale and Transfer Agreement, dated as of _____ __, 1996, between Siemens Aktiengesellschaft and Rofin-Sinar
                           Technologies Inc.*
          10.2          -- Sale and Transfer Agreement, dated as of ______ __,
                           1996, by and among Siemens Power Corporation and
                           Rofin-Sinar Technologies Inc.*
          10.3          -- Tax Allocation and Indemnification Agreement, dated as
                           of __________ __, 1996 among Rofin-Sinar Technologies
                           Inc., Rofin-Sinar Inc. and Siemens Power Corporation*
          10.4          -- Joint Venture Agreement, dated as of May 27, 1992, by
                           and among Rofin Sinar Laser GmbH, Marubeni
                           Corporation and Nippei Toyama Corporation
          10.5          -- Cooperation Agreement, dated as of May 27, 1992, among
                           Nippei Toyama Corporation, Rofin-Sinar Laser GmbH and
                           Marubeni Corporation
          10.6          -- Cooperation Agreement, dated as of May 27, 1992, among
                           Rofin Sinar Laser GmbH, Marubeni Corporation and
                           Nippei Toyama Corporation
          10.7          -- Inheritable Building Right (Erbbaurecht), dated as of
                           March 1, 1990, between Rofin Sinar Laser
                           GmbH and Lohss GmbH (in German, English summary
                           provided)
          10.8          -- Lease Agreement, dated August 10, 1990, between Josef
                           and Maria Kranz and Rofin Sinar Laser GmbH (in
                           German, English summary provided)
          10.9          -- Lease Agreement, dated June 14, 1989, between DR
                           Group and Rofin-Sinar Incorporated (Mast Street property)


         10.10          -- Lease Agreement, dated March 25, 1993, between DR
                           Group and Rofin-Sinar Incorporated (Plymouth Oaks
                           Drive property)
         10.11          -- Rofin-Sinar Laser GmbH Pension Plan (in German, English
                           summary provided)*
          21.1          -- List of Subsidiaries of the Registrant
          23.1          -- Consent of KPMG Peat Marwick LLP
          24.1          -- Power of Attorney is contained on page II-5  of this
                           Registration Statement
          27.1          -- Financial Data Schedule for fiscal year ended September
                           30, 1995
          27.2          -- Financial Data Schedule for nine months ended June 30,
                           1996

      -------------------------------

      *To be filed by amendment.

      (b)  Financial Statement Schedules:

           Schedule II - Valuation and Qualifying Accounts


           All other supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or Notes thereto.

      Item 17.  Undertakings.

      (a)  The undersigned Registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
                (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above under Item 14 "Indemnification of Directors and Officers," or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The Registrant hereby further undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 2, 1996.

                                      Rofin-Sinar Technologies Inc.


                                      By: /s/ Peter Wirth
                                         ----------------------------------
                                          Peter Wirth
                                          Chairman of the Board of Directors,
                                          Chief Executive Officer and President


                        POWER OF ATTORNEY AND SIGNATURES


           We, the undersigned officers and directors of Rofin-Sinar Technologies Inc., hereby severally constitute and appoint Peter Wirth and Gunther Braun, and each of them singly, our true and lawful attorneys or attorney to execute in our names, in the capacities indicated below, any and all amendments to this Registration Statement on Form S-1, and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission. Each of said attorneys shall have power to act hereunder with or without any other of said attorneys, and shall have full power of substitution and resubstitution. Each of said attorneys shall have full power and authority to do and perform in the name and on behalf of each of the undersigned, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as duly and to all intents and purposes as each of the undersigned might or could do in person, and each of the undersigned hereby ratifies and approves the acts of said attorneys and each of them.

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and as of the 2 day of August, 1996.

    Signature                        Title                          Date
    ---------                        -----                          ----
/s/ Peter Wirth         Chairman of the Board of               August 2, 1996
- --------------------    Directors, Chief Executive Officer
    Peter Wirth         and President


/s/ Hinrich Martinen    Executive Vice President,              August 2, 1996
- --------------------    Research and
    Hinrich Martinen    Development/Operations, Chief
                        Technical Officer and Director


/s/ Gunther Braun       Executive Vice President, Finance      August 2, 1996
- ---------------------   and Administration, Chief
    Gunther Braun       Financial Officer and Director

                                                                     SCHEDULE II


                  ROFIN-SINAR TECHNOLOGIES INC. AND AFFILIATES
                       Valuation and Qualifying Accounts
                 Years ended September 30, 1993, 1994, and 1995
                             (thousands of dollars)

- ------------------------------------------------------------------------------------------------
                                  Balance at       Charged to costs                 Balance at
Description                  beginning of period      and expenses    Deductions   end of period
- ------------------------------------------------------------------------------------------------
September 30, 1993                  1,035                1,513           (553)         1,995

September 30, 1994                  1,995                  831         (1,821)         1,005

September 30, 1995                  1,005                1,549         (1,302)         1,252

                                 EXHIBIT INDEX

Exhibit
Number             Description                                                      Page
- ------             -----------                                                      ----
    1.1            -- Form of Underwriting Agreement*
    3.1            -- Form of Restated Certificate of Incorporation of the
                      Company*
    3.2            -- By-laws of the Company*
    4.1            -- Specimen Certificate of Common Stock*
    5.1            -- Opinion of Shearman & Sterling as to the validity of
                      Common Stock*
   10.1            -- Sale and Transfer Agreement, dated as of _____ __, 1996, between Siemens Aktiengesellschaft and Rofin-Sinar
                      Technologies Inc.*
   10.2            -- Sale and Transfer Agreement, dated as of ______ __,
                      1996, by and among Siemens Power Corporation and
                      Rofin-Sinar Technologies Inc.*
   10.3            -- Tax Allocation and Indemnification Agreement, dated
                      as of ________ __, 1996, among Rofin-Sinar Technologies
                      Inc., Rofin-Sinar Inc. and Siemens Power Corporation*
   10.4            -- Joint Venture Agreement, dated as of May 27, 1992, by
                      and among Rofin Sinar Laser GmbH, Marubeni
                      Corporation and Nippei Toyama Corporation
   10.5            -- Cooperation Agreement, dated as of May 27, 1992, among
                      Nippei Toyama Corporation, Rofin-Sinar Laser GmbH and
                      Marubeni Corporation
   10.6            -- Cooperation Agreement, dated as of May 27, 1992, among
                      Rofin Sinar Laser GmbH, Marubeni Corporation and
                      Nippei Toyama Corporation
   10.7            -- Inheritable Building Right (Erbbaurecht), dated as of
                      March 1, 1990, between Rofin Sinar Laser
                      GmbH and Lohss GmbH (in German, English summary
                      provided)
   10.8            -- Lease Agreement, dated August 10, 1990, between Josef
                      and Maria Kranz and Rofin Sinar Laser GmbH (in
                      German, English summary provided)
   10.9            -- Lease Agreement, dated June 14, 1989, between DR
                      Group and Rofin-Sinar Incorporated (Mast Street property)
  10.10            -- Lease Agreement, dated March 25, 1993, between DR
                      Group and Rofin-Sinar Incorporated (Plymouth Oaks
                      Drive property)
  10.11            -- Rofin-Sinar Laser GmbH Pension Plan (in German, English
                      summary provided)*
   21.1            -- List of Subsidiaries of the Registrant
   23.1            -- Consent of KPMG Peat Marwick LLP
   24.1            -- Power of Attorney is contained on page 11-5 of this
                      Registration Statement
   27.1            -- Financial Data Schedule for fiscal year ended September
                      30, 1995
   27.2            -- Financial Data Schedule for nine months ended June 30,
                      1996

- ---------------------------------
*To be filed by amendment.